UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated 18 February 2021

Commission File Number: 001-31318

GOLD FIELDS LIMITED

(Translation of registrant's name into English)

150 Helen Rd.

Sandown, Sandton 2196

South Africa

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 18 February 2021

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer



Media Release

Reviewed Results
Year ended 31 December 2020

SALIENT FEATURES

US$631 million* cash inflow

US$868 million mine cash flow

2.236 million ounces of attributable gold production

US$1,079 per ounce of all-in cost

US$977** per ounce of all-in sustaining costs

*After all capital expenditure, exploration and project expenses at Salares Norte.
**Revised interpretation guidance (World Gold Council).

STATEMENT BY NICK HOLLAND, CHIEF EXECUTIVE OFFICER

As I write my final quarterly message as the CEO of Gold Fields (my 52nd report), I reflect on the most unusual year we have experienced. The COVID-19 pandemic has changed life as we knew it, but we have adapted to what appears to be a new normal. Our teams around the world have done an incredible job of prioritising the health and safety of our employees.

Despite the challenges and disruptions experienced during the past 12 months, the integrity of our operations has been maintained while putting our people first. Overall, Gold Fields has delivered a strong set of results for 2020, with production and costs both within the revised guidance. The impact of COVID-19 on the operations was limited to less than 100koz (Cerro Corona and South Deep). Normalising the production for this, the Group would have exceeded the original guidance.

Some of the operational highlights for the year include:
- Delivery at Damang – in line with previous guidance, Damang had a strong H2 2020 as it moved into the heart of the main orebody. Damang is expected to have a good couple years ahead as it delivers on the cutback.
- •Gruyere – The mine is starting to hit its targets and we expect a strong performance in 2021. The JV partners are now starting to think about long term potential beyond the current reserve life.
- South Deep – The mine has shown continuous improvement through 2020 and the team now has a good handle on the operation and the different activities in the mining value chain. Had it not been for the COVID-19 disruptions, the mine would have exceeded its original production guidance. For 2021, we expect a strong increase in production (+27%) to 290koz. Looking ahead, we are reasonably confident that we can add another 20-30% over the coming years (3 – 4 years).
- Salares Norte – Construction activities were relatively unaffected by COVID-19 and the project remained largely on schedule. Both mining and construction of the plant commenced in January 2021.
- Tarkwa – Our exploration activities are starting to bear fruit, with exciting future prospects.

While 2021 is set to be another strong year for Gold Fields, we must be cautious of the ongoing impact of COVID-19. Many countries around the world are undergoing second waves of the virus and it is difficult to predict how long these will persist. However, there is much hope placed on the vaccines that are currently being rolled out. Over the coming weeks and months, we will develop strategies on how we can make these vaccines available to our people as soon as is practical. We are working with Governments, industry forums and advisors on the best solution for vaccine rollouts. We are starting to assess the impact on the business, operationally and on our people, of a more prolonged pandemic.

COVID-19 update

The COVID-19 pandemic continues to challenge our lives and our business in many ways and is set to continue to do so in the coming months. The so-called second wave of COVID-19 infections, which started in late 2020, has taken a terrible toll at Gold Fields. As at 15 February 2021, nine of our employees or contractors have passed away as a result of their COVID-19 infections, eight of them at South Deep. In addition, one executive at Galiano Gold, our JV partners in the Asanko mine in Ghana, died after contracting the virus. These are tragic losses and our heartfelt condolences go out to the family members, friends and colleagues of these men. So far we have had a total of 2,705 positive cases in the Group, of which 170 are currently active with 5 receiving care in hospitals.

The large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa. The situation is exacerbated in South Africa by the high number of migrant workers from rural areas and neighbouring countries, where the virus often remains undetected. There have been no cases to date at our Australian mines.

Amid the so-called second wave of infections we have further strengthened our efforts to protect our workforce and assist our communities and governments in mitigating the impact of the pandemic. During 2020 our operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. A further US$3m was spent on donations to assist governments and communities in their fight against the pandemic.

We continue to implement comprehensive testing at our operations, strictly apply all government protocols and regulations, and enforce social distancing, sanitisation and other measures to curb the spread of the virus. Remote working and travel restrictions also remain in place, while we actively communicate and educate our workers and community members on the pandemic and how to fight it.

JOHANNESBURG. 18 February 2021: Gold Fields Limited (NYSE & JSE: GFI) announced normalised profit for year ended 31 December 2020 of US$879m (US$1.00 per share). This compared with normalised profit of US$343m (US$0.42 per share) for the year ended 31 December 2019.

A final dividend number 93 of 320 SA cents per share (gross) is payable on 15 March 2021, giving a total dividend for the year ended 31 December 2020 of 480 SA cents per share (gross).

The table below provides an overview of the number of COVID-19 infections at our mines to date, as well as recovery rates and other data.

COVID-19 report (as at 15 February 2021)	Total
Tested	71,482
Positive	2,705
Negative	68,621
Awaiting results*	156
Active cases*	155
Hospitalised*	5
Recovered	2,541
Died	9

* Note: "Awaiting results", "Active cases" and "Hospitalised" refers to the current figures
Numbers exclude Asanko/Galiano

2020 in review

Regrettably, we had one fatality during 2020 at our South Deep mine. Abel Magajane, a shaft timberman, died after an underground mining incident on 3 June 2020. In addition, the total recordable injury frequency rate (TRIFR) for the Group regressed and the number of serious injuries increased in 2020. Our goal remains no fatalities or serious injuries and we have redoubled our safety efforts in the light of these setbacks. Gold Fields recorded no Level 3 – 5 environmental incidents for 2020, as was the case for 2019.

Attributable gold equivalent production for 2020 was 2,236koz, a 2% increase YoY (FY2019: 2,195koz), within the revised guidance range of 2,200-2,250koz. Original guidance of 2.275Moz – 2.315Moz was revised in May 2020 to account for the impact of COVID-19 on the operations, mainly South Deep and Cerro Corona.

AIC for 2020 was US$1,079/oz, marginally higher than 2019 (FY2019: US$1,064/oz) and within the revised guidance range of US$1,070/oz – US$1,090/oz. AISC for the year was US$977/oz (FY2019: US$897/oz), again within the revised guidance range of between US$960/oz and US$980/oz.

Headline earnings for 2020 increased more than fourfold to US$729m or US$0.83 per share (2019: US$163m or US$0.20 per share). Normalised earnings for the year more than doubled to US$879m or US$1.00 per share (2019: US$343m or US$0.42 per share).

In line with our dividend policy of paying out 25% to 35% of normalised earnings as dividends, we declared a final dividend of 320 SA cents per share. This takes the total dividend declared for the year to 480 SA cents per share (FY2019: 160 SA cents per share).

A combination of strong operational performance and an increase in the gold price drove a significant increase in cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares of US$631m from US$249m generated during 2019. Mine cash flow for the year, which excludes project capital, was US$868m, compared to US$552m in 2019.

During 2020, there was a significant decrease in the net debt, ending the year at US$1.069bn and a net debt to EBITDA ratio of 0.56x. This compares with a net debt balance of US$1.664bn and a net debt to EBITDA ratio of 1.29x at the end of December 2019. Excluding lease liabilities, the core net debt was US$640m at the end of FY2020.

Regional overview
Ghana

Total production increased by 3% to 862koz in 2020 from 840koz in 2019, primarily driven by the continued build-up in production at Damang. As expected, Damang had a much improved H2 2020 as it moved into the heart of the main orebody. All-in costs increased by 2% to US$1,060/oz in 2020 from US$1,039/oz in 2019. The region produced net cash flow (excluding Asanko) of US$252m in 2020 compared to US$174m in 2019.

Australia

Gold Fields' Australian operations delivered another strong operational performance in 2020, once again surpassing the 1Moz annual production level. Gold production increased by 11% to 1,017koz from 914koz in 2019, with Gruyere contributing for the full year in 2020. All-in cost decreased by 2% to A$1,388/oz (US$957/oz) from A$1,418/oz (US$986/oz) in 2019. The Australia region generated net cash inflow of US$498m (A$723m) in 2020, a more than threefold increase from the US$139m in 2019.

Peru

Cerro Corona was the operation in the group that was most impacted by COVID-19 from a production perspective. Equivalent gold production decreased by 29% to 207.1koz from 292.7koz in 2019, mainly due to the COVID-19 related disruptions and the lower copper price. Consequently, total all-in costs per equivalent ounce increased by 38% to US$1,119 per equivalent ounce from US$810 per equivalent ounce in 2019. Despite the challenges, Cerro Corona generated net cash of US$84m, which is more or less the same as 2019.

South Africa

South Deep was the other operation that was materially impacted by COVID-19. Most of the impact was during H1 2020, with the mine recovering well in H2 2020. Gold production at South Deep increased by 2% to 7,056kg (226.9koz) from 6,907kg (222.1koz) in 2019, which was marginally ahead of revised guidance of 7,000kg. Total all-in cost increased by 13% to R663,635/kg (US$1,260/oz) from R585,482/kg (US$1,259/oz) in 2019, primarily due to the increase in sustaining capital during 2020 (as guided).

Encouragingly, South Deep generated net cash of US$34m (R558m) in 2020, more than double that generated in 2019.

Update on Salares Norte

Construction activities at Salares Norte were relatively unaffected by the COVID-19 pandemic during 2020 and the project remained largely on schedule. US$151m was spent on Salares Norte in 2020, including district exploration of US$30m, initial capex of US$97m and prepayments accounting for the majority of the balance. At the end of December 2020, engineering progress was 97.2% complete, ahead of the planned 90.0%.

At 31 December 2020, construction progress stood at 15.6% vs. plan of 9.9%, contributing towards total project progress of 27.0% coming in slightly ahead of plan of 24.4%. Camp Phase I construction was completed during Q3 2020 while Phase II construction was three months ahead of schedule at year-end. The mass earthworks contract was awarded at the end of May, with the contractor commencing activities on 21 September and completing the diversion channel earthworks and precast installation by year-end. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. Pre stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project's construction schedule.

At the end of December 87% of the project Estimate at Completion (EAC) budget (excluding remaining contingency) had a fixed and firm price (excluding inflation factors) through contracts and purchase orders awarded, significantly reducing the risk of price differences.

Salares Norte controls 84,000ha of mineral rights in the Salares Norte district and has carried out extensive district-wide exploration within a 20km radius of the plant site. During 2020, a total of 17,504 district exploration metres were drilled, focusing on the Horizonte Project, while more work was also done on step-out potential at Agua Amarga North and Brecha West targets near the Salares Norte project.

Chakana

During February 2021, Gold Fields increased its strategic shareholding in Canadian listed, Chakana Copper Corp. from 16.8% to 19.99% for C$2.9m (~US$2.3m) through its participating in a wider private placement equity capital raise by that company. Chakana Copper Corp. is currently advancing the prospective Soledad copper-gold-silver project located in the Ancash region of Peru. The proceeds of the raise will be used for the accelerated exploration and development of the high-grade project.

Since restarting its 15,000m Phase 3 drill program on 15 August 2020, Chakana has announced three new discoveries at Paloma East, Paloma West, and at the Huancarama Breccia Complex where drilling is ongoing. We continue to see Peru as a prospective region given the paucity of exploration in the highly prospective Andean belt.

Regulus resources

Gold Fields optioned certain of its green fields exploration claims in the Cerro Corona mine district to Canadian listed, Regulus Resources Inc. during February 2021. The agreement grants Regulus the right to procure a 60% joint venture interest in Gold Fields' claims upon successful completion of US$3.5m exploration expenditure within a 3-year period, with Gold Fields retaining a 40% joint venture interest.

Gold Fields retains a discretionary right to subsequently increase its joint venture interest to a controlling 60% and reduce Regulus' position to 40% for a cash payment of US$7.5m and US$5m in exploration commitments over a further 5-year period. A successful claw back also grants Gold Fields the right to direct that any ore mined from the joint venture be processed at its nearby Cerro Corona facilities.

The arrangement allows Gold Fields the flexibility to maintain operational focus within the Cerro Corona mine footprint, whilst opening the exploration search space for additional ore sources in partnership with Regulus who will be exploring the properties as part of its pre-existing focus on its copper-gold Anatakori project immediately bordering our district exploration claims. Gold Fields will monitor earn-in exploration progress through its participation in a joint technical Advisory Committee and will assess its claw back in future as appropriate.

Mineral reserves and mineral resources

In 2020, the Group had another good year with regards to reserve and resource replacement. Some of the significant developments, include:
Group Resources increased 1% YoY, post depletion
- South Deep resources increased 4% due to lower cut-off grades (COG) (NoW area 3.4 to 3.0g/t and SoW area 3.8 to 3.3g/t) and geology model updates.
- Australia resources increased 5%, with Agnew and St Ives increasing by 26% and 13%, respectively.
Group Reserves increased 2% YoY, post depletion
- Australia reserves increased 8% YoY, with Agnew and St Ives increasing 19% and 17%, respectively.
- South Deep had a 6% increase due primarily to lower COG and updated mine design and schedule.

		Year ended	
		Managed	**Attributable**
December 2020			
Gold equivalent resources	Moz	**149.1**	**116.0**
Gold equivalent reserves	Moz	**56.1**	**52.1**
December 2019			
Gold equivalent resources	Moz	148.7	115.7
Gold equivalent reserves	Moz	55.2	51.3

As at end-2020, 20.5Moz of Gold Fields' attributable gold equivalent Reserves (excluding Gold Fields' 45% interest in the Asanko Gold Mine) were outside South Africa, representing 39% of the Group's Reserve base.

Our 2020 Reserve and Resource declaration excludes our 45% in the Asanko JV but is included in the 2019 estimates.

Our JV partner, Galiano, has informed Gold Fields that an updated Mineral Resource and Reserve Estimate is expected to be released in H2 2021 for Asanko. The Mineral Resource and Reserve Estimate is expected to incorporate new exploration and infill drilling, updated modifying factors, and updated geological modelling. As a result, Gold Fields is not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2020. Gold Fields has excluded reserve and resource estimates for Asanko at this time. Gold Fields does not

believe that the reserves and resources attributable to Asanko are material to the reserves and resources of the Gold Fields group taken as a whole. Gold Fields will assess the work when it is completed by Galliano in order to determine whether in its view, an updated reserve and resource can be reported in H2 2021 or at the end of the year in accordance with its normal reporting cycle.

ESG priorities

In recent years, successful management of environmental, social and governance (ESG) issues has become a critical consideration for our stakeholders. These stakeholders, particularly investors, are increasingly expecting that the impact and management of ESG issues is disclosed transparently and fully aligned with the strategy of the business.

Our ESG priorities are associated with wide-ranging objectives and strategic intents outlined in the table below. These high-level priorities and goals will be incorporated in an ESG Charter with detailed 2025 targets to be released later this year.

Strategic Priorities	Objectives	Strategic Intents
Partnering to ensure the safety, health and well-being of our workforce and alleviating such impacts on our communities	Elimination of fatalities, serious injuries, illnesses and mental harm that could arise from our mining activities	1. Eliminate fatalities. 2. Eliminate vehicular incidents by implementing advanced collision avoidance technologies. 3. Significantly reduce underground exposure to diesel particulate matter. 4. Minimise health and environmental impacts on our host communities.
Build a diverse and inclusive workplace	Increase the proportion of women and Indigenous people in our workforce	5. Increase the proportion of women in our workforce, including women in leadership and women in mining in all our operating regions.
Unlocking business, community and stakeholder value	Maximise in-country and host community employment and procurement	6. Maximise Group host community employment. 7. Maximise Group host community procurement spend. 8. Maximise Group in-country procurement.
Pursuing decarbonisation and building resilience to climate change in line with our commitment to the Paris Agreement on Climate Change	Reduce carbon emissions, freshwater use and exposure to climate-related risks to operations, stakeholders and the environment	9. Continue pursuing carbon emissions reductions at all our operations. 10. Increase Group renewable energy use and include at least 20% renewables in all new projects. 11. Introduce electric vehicles in our underground operations. 12. Reduce fresh water use and optimise Group water recycling and reuse levels.
Full compliance with the 2020 Global Industry Standard on Tailings Management (GISTM)	Safe and responsible tailings management	13. Achieve and maintain compliance with the GISTM as committed to by ICMM members.

Gold Fields again placed the top South African and fourth best mining company, among 75 surveyed, in the annual Dow Jones Sustainability Index (DJSI), behind Teck, Newmont and Anglo American. Gold Fields has consistently achieved a Top 5 metals and mining ranking in the DJSI since it started participating in 2011.

Outlook and 2021 guidance

As previously guided, 2021 is going to be a big capital expenditure year for Gold Fields, given the peak spending at Salares Norte as well as the increase in sustainable capex for the Group. This increase in sustaining capex will enable us to spend on key projects that will allow us to sustain our production base of 2.00Moz to 2.50Moz for the next 8-10 years.

The COVID-19 pandemic is expected to continue to impact our lives and businesses in 2021, with many parts of the world experiencing second waves. The effective roll-out of the vaccine creates additional uncertainty.

For 2021, attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.

Total capex for the Group for the year is expected to be US$1.177bn. Sustaining capital is expected to be US$538m, with non-sustaining capex expected to be US$639m. The largest component of the capex budget for the year is Salares Norte, with the US$508m expected to be spent. We expect Salares Norte to be at 70% completion by the end of 2021.

The other increases are driven by specific projects at some of our core operations. These include the development of a second decline at the Wallaby Underground mine at Granny Smith (A$51m), plant modifications and increased development at Agnew to enhance the longer-term outlook (A$38m), and finally increased new mine development, tailings facility expansion and underground infrastructure expenditure at South Deep (US$22m).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Succession

As has been announced, Chris Griffith will be taking over from me as CEO on 1 April. I feel that I am leaving the business in a healthy position with a strong executive committee in place and an accomplished successor taking the reins.

I would like to take this opportunity to thank the Board, the Executive team and all the people at Gold Fields for their dedication and commitment through all my years at the company. Each and every one of you has been an important part of the success of Gold Fields.

Yours in health and safety

Nick Holland
Chief Executive Officer
18 February 2021

KEY STATISTICS

		United States Dollars				
		Quarter			Year ended	
Figures in millions unless otherwise stated		**December 2020**	September 2020	December 2019	**December 2020**	December 2019
Gold produced*	oz (000)	**593**	557	590	**2,236**	2,195
Tonnes milled/treated	000	**10,700**	10,433	10,519	**42,706**	38,342
Revenue (excluding Asanko)	US$/oz	**1,866**	1,921	1,482	**1,768**	1,388
Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko)	US$/tonne	**40**	41	39	**39**	41
All-in sustaining costs#	US$/oz	**971**	964	864	**977**	897
Total all-in cost#	US$/oz	**1,113**	1,070	974	**1,079**	1,064
Net debt	US$m	**1,069**	1,159	1,664	**1,069**	1,664
Net debt (excluding lease liabilities)	US$m	**640**	796	1,331	**640**	1,331
Net debt to EBITDA ratio		**0.56**	0.68	1.29	**0.56**	1.29
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	US$m				**631**	249
Profit attributable to owners of the parent	US$m				**723.0**	161.6
Profit per share attributable to owners of the parent	US c.p.s.				**82**	20
Headline earnings attributable to owners of the parent	US$m				**729.3**	162.7
Headline earnings per share attributable to owners of the parent	US c.p.s.				**83**	20
Normalised profit attributable to owners of the parent	US$m				**878.8**	343.4
Normalised profit per share attributable to owners of the parent	US c.p.s.				**100**	42

* Gold produced in this table is attributable and includes Gold Fields share of 45% in Asanko.
# Refer to pages 33 and 34.
At 31 December 2020, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.67%), Cerro Corona in Peru (99.5%), Gruyere JV (50%) and Asanko JV (45% equity share).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7% of Group production.
Figures may not add as they are rounded independently.

Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020, these measures constitute pro-forma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit, net debt, adjusted EBITDA, free cash flow margin, cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro-forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant's report thereon is available for inspection at the Company's registered address.

STOCK DATA FOR THE YEAR ENDED DECEMBER 2020

Number of shares in issue		NYSE – (GFI)	
– at 31 December 2020	883,333,518	Range – Year	US$4.00 – US$14.54
– average for the year	878,661,474	Average Volume – Year	7,556,679 shares/day
Free float	100 per cent	JSE LIMITED – (GFI)	
ADR ratio	1:1	Range – Year	ZAR63.97 – ZAR255.69
Bloomberg/Reuters	GFISJ/GFLJ.J	Average volume – Year	3,951,270 shares/day

CERTAIN FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Year ended 31 December 2020 compared with year ended 31 December 2019

Results for the Group

Safety

We reported in our H1 results the tragic death of Abel Magajane at South Deep on 3 June 2020.

Regrettably, the total recordable injury frequency rate (TRIFR) for the Group regressed and the number of serious injuries increased in 2020. Our goal remains no fatalities or serious injuries and we have redoubled our safety efforts in the light of these setbacks. Despite the travel restrictions enforced by COVID-19, we continued to roll-out training of our Courageous Safety Leadership programme in all regions.

To further improve safety at our operations we have also started looking at implementing advanced collision avoidance technologies to eliminate vehicular incidents. In terms of health, our priority will be to reduce diesel particulate matter exposure underground through, among others, improved ventilation and exhaust filters, procurement of low-emission machinery, low sulphur fuel and continuing training and monitoring. We are also trialling electric vehicles in Australia. The latter initiative will also hold benefits in terms of reduced carbon emissions.

	Year ended	
Safety	**2020**	2019
Fatalities	**1**	1
TRIFR[1]	**2.40**	2.19
Serious injuries[5]	**6**	4

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/ number of hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

[5] A serious injury, as per the Gold Fields definition, is an injury that incurs 14 or more days lost and results in, among others, bone fractures, internal haemorrhage, head trauma, loss of limbs or part of limbs, permanent loss or permanent disfigurement.

Environmental

No Level 3 – 5 environmental incidents were reported for 2020, as was the case for 2019, while the number of Level 2 incidents reduced from 37 in 2019 to 11 in 2020. This is a critical achievement as it signals not only sound environmental stewardship, but also limited impact of our operations on neighbouring communities.

An inaugural Group-wide Environmental, Health and Safety (EHS) Scorecard was launched during 2020. The EHS Scorecard includes both leading and lagging performance indicators to improve performance at an operational level. All operations met or exceeded their target of at least 80% compliance with the Scorecard.

Tailings management

The Global Industry Standard on Tailings Management (GISTM) was launched on 5 August 2020 by the Principles for Responsible Investment, the United Nations Environment Programme and the International Council on Mining & Metals (ICMM). We and all other ICMM members have committed that all tailings facilities with "Extreme" or "Very high" consequence category ratings will be in conformance with the GISTM by 5 August 2023 and that all other tailings facilities that we operate that are not in a state of safe closure will be in conformance with the GISTM by 5 August 2025. Soon after the launch, we commenced a detailed site specific analysis of each TSF against the new standard to identify gaps and confirm our compliance roadmap.

Water management

Reducing fresh water usage and optimising Group water recycling/reuse are key strategic intents for the company and we are making good progress on these. Fresh water withdrawal was 9.97 gigalitres (GL) in 2020 compared with 14.2GL in 2019 mainly due to a decrease in water withdrawal at Tarkwa, South Deep and Cerro Corona. At Tarkwa,

process water is now reused for cooling at the power plant and for mixing explosives and some chemicals. At South Deep, treated sewage effluent is now utilised in the gold extraction process and the mine upgraded its potable water pipeline to reduce losses. At Cerro Corona, recycling/reuse increased due to lower rainfall during 2020 compared to 2019. Water recycled/reused was 71% of total water use in 2020, well ahead of the ICMM guidelines and higher than the 68% in 2019.

Gold Fields achieved an A ranking by the Carbon Disclosure Project (CDP) NGO for its water reporting disclosure, one of only 106 high-performing companies. This is the first time Gold Fields has achieved an A ranking. Its ranking in previous years ranged from B to A-.

Energy management and climate change

Group energy spend was US$257m (16% of operating costs) in 2020 compared with US$300m (20% of operating costs) in 2019, driven mainly by lower fuel spend following the oil price decline in 2020. Energy intensity was 5.6GJ/oz (2019: 5.7GJ/oz) and 72MJ/t processed (2019: 66MJ/t). Total energy consumption during 2020 rose by 5% to 13,126 terajoules (TJ) (2019: 12,498TJ). Energy efficiency initiatives at our operations saved 1,085TJ. Initiatives included compressor and pumping optimisation at South Deep, haulage efficiencies at Gruyere, use of variable speed tailings pumps at Damang and fan optimisation at Granny Smith.

Despite higher total energy consumption, scope 1 and 2 CO_2 emissions remained unchanged at 1.45 million tonnes in 2020, due to the commissioning of the renewable microgrids at Agnew and Granny Smith. CO_2 emissions intensity increased 4% to 7.9kg CO_2e/t mined from the 7.7kg CO_2e/t reported for 2019.

We will continue to pursue carbon emission reductions at all our operations, in part by continuing our successful roll-out of renewable energy projects. The Agnew microgrid is supplied power by 18MW wind turbines, 16MW gas turbines, 4MW solar and 14MWh battery energy storage system. Granny Smith has a 7MW solar power plant supplementing the gas power plant. During 2020, renewable electricity averaged 38% of total electricity supply at Agnew, 5% at Granny Smith, 8% for the Australia region and 3% of total Group electricity. These percentages are set to increase this year.

The Gruyere mine has also announced plans to add a 13MW solar farm and 4.4MW battery storage to its current gas engines. The microgrid is set to be up and running by end-2021. As part of the construction of our Salares Norte mine in Chile, which commenced in 2020, a 25.9MW hybrid energy solution, comprising a 9.9MW solar power plant and thermal power, will be installed.

Gold Fields continues to engage with the National Energy Regulator of South Africa (NERSA) to finalise the regulatory process for the approval of a 40MW solar plant at its South Deep mine. A decision by the full NERSA Board is expected over the next few weeks, after its electricity subcommittee recommended approval of the project in early February. South Deep has requested and received a cost estimate letter from South Africa's national energy utility Eskom and has submitted the budgetary quote letter. Eskom will provide consent in line with NERSA requirements post a site meeting to be held in the coming weeks.

Gold Fields published its second climate change report for the 2019 financial year in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Gold Fields also included the Sustainability Accounting Standards Board (SASB) key performance metrics in our non-financial data reporting for the first time.

	Year ended	
Environmental	**2020**	2019
Environmental Incidents − Level 3 – 5	**—**	—
Water recycled/reused (% of total)	**71.4**	68.0
Fresh water withdrawal (GL)[1]	**10.0**	14.2
Energy consumption (PJ)[2]	**13.1**	12.5
Energy intensity (MJ/t mined)	**72.2**	66.0
CO_2 emissions (kt)[3]	**1,454**	1,456
CO_2 emissions intensity (kg CO_2/t mined)	**7.9**	7.7

[1] Relates to operations only.
[2] Petajoules (1 PJ=1,000,000MJ).
[3] CO_2 emissions comprise Scope 1 and 2 emissions[4].

Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's value distribution to national economies was US$2.849bn in 2020 compared with US$2.577bn in 2019. Gold Fields procurement from in-country suppliers, excluding corporate procurement spend, was US$1.779bn in 2020 (96% of total procurement).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce totalled 8,752 people – 53% of total workforce in 2020 (2019: 9,269 host community workforce, 55% of total workforce). Group host community procurement spend in 2020 was US$536m – 29% of total spend compared with 34% spend in 2019. The decrease was due to the impact of the COVID-19 pandemic and a change of mining contractor at Damang.

Gold Fields invested US$16.8m in socio-economic development (SED) projects in our host communities in 2020, compared with US$21.0m in 2019. The reduction was due to project delays as a result of COVID-19 restrictions. The SED investments are funded through Gold Fields' foundations, trusts and operations.

A key priority for Gold Fields is to build a diverse and inclusive workplace by increasing the participation of women and Indigenous People in our workforce. At the end of 2020 women comprised 20% of Gold Fields' workforce, the same level as in 2019. Training spend for 2020 was US$6.8m, compared with US$10.1m for 2019 (restated). Gold Fields was once again a constituent of the Bloomberg Gender-Equality Index for 2021.

Our first Report to Stakeholders was released in October last year, providing details of our relationships and value shared with our key stakeholders – employees, communities, shareholders and governments.

Social	Year ended	
	2020	2019
Host community procurement (% of total)	**29**	34
Host community workforce (% of total)	**53**	55
Socio-economic development spending (US$m)	**16.8**	21.0
Women in workforce (%)	**20**	20
Training spend (US$m)	**6.8**	10.1

COVID-19 report

The COVID-19 pandemic continues to challenge our lives and our business in many ways and is set to continue to do so in the coming months. The so-called second wave of COVID-19 infections, which started in late 2020, has taken a terrible toll at Gold Fields. As at 15 February 2021, 9 of our employees or contractors have passed away as a result of their COVID-19 infections. In addition, Galiano Gold, our JV partner in the Asanko gold mine in Ghana, reported one fatality. So far we've had a total of 2,705 positive cases in the Group, (excluding Galiano), of which 155 are currently active with 5 receiving care in hospitals.

The financial and operational impacts of the pandemic on our Company are further discussed in the CEO Statement as well as the Group's and mines' financial results.

The large number of positive cases reflects the high prevalence rate of the pandemic in neighbouring communities at our operations in Peru, Ghana and South Africa. There have been no cases to date at our Australian mines.

Since the start of the pandemic in March 2020, a Group Exco COVID-19 Crisis Management Team has met regularly to coordinate actions and strategies to mitigate the impact of the pandemic on operations. Regular meetings of the Risk Committee of the Board have also been held to provide governance oversight. Support to employees and contractors, with particular attention to their health and wellness, have been a focus. Regional and site committees have performed similar roles.

Combined the operations spent approximately US$30m on COVID-19 related initiatives and interventions such as specialised camp accommodation, testing equipment and facilities, additional labour costs and transport facilities. Where our mines were forced to shut down or curtail their activities due to government regulations, we continued to pay at least the monthly base pay for all employees, In South Africa

we also continued to pay our SME suppliers during the shut-down. Furthermore, our operations and employees have actively supported host communities and governments to assist their efforts in controlling the pandemic and assisting people in need. These donations totalled over US$3m across the Group.

Our management teams are dealing with the challenges of the pandemic extremely well, maintaining sustainable and profitable production while at the same time safeguarding the health and safety of their employees.

Key activities to ensure safe operations include:
- Strict adherence to all government regulations/protocols;
- Closure of offices and imposition of travel restrictions;
- Standard operating procedures on return to work;
- Social distancing, sanitisation and mask wearing mandatory;
- Counselling and mental wellness support initiatives;
- Regular communication to employees about COVID-19;
- A dedicated COVID-19 information portal; and
- Social media awareness and communication campaigns for employees, communities and others.

In all our operating regions, except Australia, our operations have facilitated PCR tests for our employees and contractors, enabling us to quickly isolate and assist those affected.

Following are country reports on the impact of the pandemic and actions taken by our operations during 2020.

Peru

Impact on our workforce

COVID-19 report Peru (as at 15 February 2021)	Total
Tested	**40,205**
Positive	**960**
Negative	**39,255**
Awaiting results*	**10**
Active cases*	**44**
Hospitalised*	**1**
Recovered	**915**
Died	**1**

* Note: "Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 15 February 2021, we have had a total of 960 COVID-19 cases among employees and contractors at Gold Fields offices and sites. One employee sadly passed away after contracting the virus.

Mitigating actions

Peru has high rates of infections, which increased again in December, and while mining continues to be an essential industry, intra-provincial and international travel restrictions are, by and large, still operational.

Since the beginning of the COVID-19 pandemic, Gold Fields has implemented strict protocols to avoid and mitigate its impact on Gold Fields personnel and contractors, both in the Lima office and at the Cerro Corona mine in Peru and the Salares Norte project in Chile.

For Cerro Corona to be allowed to operate, the existing protocols require the full screening of incoming shift personnel before starting the shift change, as well as testing on site. These procedures apply to both Gold Fields staff and contractors. Charter flights and exclusive buses have been in use since the beginning of the pandemic.

The Cerro Corona workforce has been configured to operate in small groups (working cells of 3 – 13 people) to minimise mixing, so that, in the event of a positive case at the site, contact tracing is more effective. Shift schedules have been modified to longer times on site to mitigate the impact of the 2nd wave of infections. When positive cases are detected, they are isolated at a fully equipped quarantine facility on site. Workers have also been issued with COVID-19 prevention kits for their families. These actions were in addition to the hygiene protocols, sanitisation and other educational programmes introduced at the mine.

By end-January 2021, Gold Fields Peru has made almost US$1m in donations to communities and government organisations in the form of PPE, sanitation campaigns in communities, food and medical supplies, etc. Cerro Corona has also sponsored educational programmes on local community radio.

Cost and production impact

Cerro Corona's COVID-19 additional direct related costs in 2020 were US$14.5m. Additional costs include capex for new site facilities US$5.7m, such as dining rooms and PCR testing facilities, PCR and serology tests and charter flights. The estimated production impact was a loss of 46,000oz, mostly during Q2 2020. We adjusted our original market guidance for 2020 accordingly in May.

Although at the beginning of the pandemic, provincial borders were closed, Cerro Corona engaged with the authorities to enable transport of concentrate to the Port of Salaverry. Since then vessels have been loaded uninterrupted with concentrate from the mine.

Chile

Impact on our workforce

COVID-19 report Chile (as at 15 February 2021)	Total
Tested	12,194
Positive	190
Negative	11,991
Awaiting results*	13
Active cases*	1
Hospitalised*	0
Recovered	189
Died	0

* Note: "Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 15 February 2021, we have had a total of 190 COVID-19 cases among employees and contractors, of which 21 were detected on the Salares Norte site.

Mitigating actions

Our Salares Norte project has similar access protocols on site as Cerro Corona in Peru. The protocols require full PCR tests in the week employees and contractors are scheduled on site. Only negative cases are permitted to bus to the project site, and once at the project, all workers are directed to working cells of 3 – 13 people.

If a worker at Salares Norte is reported to have symptoms, they are directed to the near-by town of Copiapo, where the worker is isolated and placed under quarantine and, depending on the health status directed home for quarantine, or to a hospital for treatment.

Salares Norte spent about US$244,000 during 2020 to assist communities and local authorities in fighting the pandemic, including donations of equipment and PPE to the local hospital in Diego de Almagro.

Cost and production impact

The extra costs related to COVID-19 initiatives and programmes totalled US$4.6m for the year, of which US$3.7m was committed to additional camp infrastructure and US$900,000 on testing, PPE and extra transportation. Construction of the mine was not interrupted and commenced in Q4 2020, with contractor deliveries and work plans having not been materially impacted by the pandemic. However, the management team demobilised the remaining exploration teams on site to ensure physical distancing in the camp.

Australia

Impact on our workforce

As at 15 February 2021, there have been no recorded cases of COVID-19 at Gold Fields mine sites, the Perth regional office, or any mining operation in Western Australia.

This is reflective of the stringent COVID-19 management by Australia's national and state governments. Even single cases have resulted in extensive lockdowns of impacted areas. Mining has been designated an "essential' industry by the federal and state governments. COVID-19 testing in Australia remains the responsibility of medical service providers and designated testing clinics across the country.

The size of Western Australia, the relatively small population, and remote mine sites have been to the region's advantage. Three of four mine sites are located in very remote areas and the majority of our employees and contractors are based on Fly In/Fly Out roster arrangements.

Mitigation actions

Since March 2020, a crisis management team at the Perth office has coordinated daily crisis management, implemented responses, developed communications plans and provided direction and guidance to sites. Infectious disease management plans and an appointed infectious disease manager are in place at each site.

Work rosters at the mines were initially changed to a predominantly two weeks on/two weeks off rotation, but reverted to previous arrangements from July. Similarly, charter flights were initially increased to site with maximum 60% loading and strict check-in and health check/declarations in place. As from July 2020 flight arrangements have reverted to normal travel, with sanitation procedures in place.

At our four mine sites, additional protocols have been put in place, such as physical distancing, increased sanitation and general hygiene measures and additional catering services personnel. As from July, all Perth office employees, which up until then had worked from home, returned to the office, though the Company has also approved over 50% of employees to work on flexible work arrangements.

Gold Fields in Australia has donated A$280,000 to assist charitable organisations during the pandemic, including Foodbank and Lifeline with A$100,000 each.

Cost and production impact

While there have been no production losses in the Australia region, additional costs totalled A$10.5m for 2020. These costs are mainly due to deliberate over-recruitment for critical production roles, additional charter flights, additional catering services arrangements and medical personnel.

South Africa

Impact on our workforce

COVID-19 report South Deep (as at 15 February 2021)	Total
Tested	13,483
Positive	995
Negative	12,370
Awaiting results*	118
Active cases*	30
Hospitalised*	1
Recovered	957
Died	8

* Note: "Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 15 February 2021, 8 employees and contractors have passed away at South Deep due to illnesses linked to COVID-19. All but one of them died after December 2020, when the second wave of infections spread in South Africa. Currently, South Deep has had a total of 995 positive cases, of which 30 are active.

The rise in cases at South Deep reflects the high number of positive COVID-19 infections in neighbouring communities, which has been exacerbated by the high number of migrant workers returning after the Christmas holiday from rural areas and neighbouring countries, where the virus often remains undetected.

Mitigation actions

South Deep continues to manage the COVID-19 pandemic, through a comprehensive plan, aligned with guidelines and regulations issued by the South African Government, the World Health Organisation and other institutions.

The government closed all mining activities in March, but subsequently starting easing lockdown levels and restrictions, starting with a return to 50% labour force capacity levels in April before allowing a gradual return to full capacity by June 2020.

For the mine to operate, it has to follow government departments' standard operating procedures (SOPs) and Code of Practice (COP). The mine's own SOPs and COP have been aligned to these. South Deep continues to engage with the Minerals Council of South Africa to collaborate and share best practice within the industry.

The impact of COVID-19 on site is mitigated primarily through rigorous on-site testing and screening. An employee self-declaration form, submitted via the WhatsApp social media platform, provides an access permit on successful completion and temperature monitoring.

The mine has purchased testing equipment which provides for about 80 tests a day. Mine medical protocols provide for COVID-19 positive and investigated cases to be quarantined at home or at the mine's isolation and quarantine facility managed by an external provider. A mine case manager monitors all cases and contact tracing.

Shaft schedules and rosters have also been amended to ensure physical distancing in vertical transport of employees underground.

Support for local community ranges from food donations to assisting local government in their anti-COVID-19 programmes. South Deep and Corporate Office directors, managers and employees made a R15m donation to South Africa's Solidarity Fund, aimed at offering social and economic support to organisations and businesses impacted by the pandemic.

Cost and production impact

In May, South Deep was forced to revise its gold production targets down from 8,000kg to 7,000kg for 2020 as a result of the various lockdowns imposed by government.

Operational costs incurred as a result of COVID-19 interventions were R86m in 2020 and included costs related to PPE, sanitisers, medical supplies, testing equipment and kits, and alterations to buildings to set up the mines quarantine and isolation facilities.

West Africa

Impact on our workforce

COVID-19 report Ghana (as at 15 February 2021)	Total
Tested	5,573
Positive	560
Negative	4,988
Awaiting results*	25
Active cases*	80
Hospitalised*	3
Recovered	480
Died	0

* Note: "Awaiting results", "Active cases" and "Hospitalised" refers to the current figures

As at 15 February 2021, we have had a total of 560 COVID-19 cases among employees and contractors, of which 80 are currently active. We have had no death at our Tarkwa and Damang mines, but at the Asanko mine, managed by Galiano Gold, Galiano COO Josephat Zvaipa passed away after contracting COVID-19.

Mitigation actions

After an initial surge in cases, mostly among contractors at the Tarkwa and Damang mines, Gold Fields Ghana has successfully managed its COVID-19 cases and contained the spread of the virus at the mine sites and the Accra office. During December 2020 and January 2021, when the country experienced a pick-up in COVID-19 infections, there has been a slight rise in the number of cases at our mines, but these have been picked up and isolated speedily.

Strict adherence to government and company protocols is key, including contact tracing, testing and isolation, full-body sanitising, appointing host community COVID-19 ambassadors, and travel restrictions, among others. A new four weeks-on, two weeks-off roster system was introduced to ensure less exposure by our employees to the virus outside the workplace, but the system has since reverted to the pre-pandemic roster schedule. Employees of the two major contractors (E&P and BCM) are subject to the same protocols, and, where feasible, are kept separate from Gold Fields employees.

The mines' isolation facilities have 86-bed capacity, with two facilities located at Tarkwa and one at Damang. The mines are seeking to conduct testing in-house, but have been delayed pending approval by the authorities.

Community support programmes and donations have been channelled via the Gold Fields Ghana Foundation. During 2020, the Foundation has spent about US$910,000, on items and supplies to local clinics and community organisations, including ambulances, sanitisers and PPE.

Cost and production impact

Gold Fields Ghana to date has spent just over US$2m on programmes and infrastructure to deal with the pandemic, including the community donations. On-site measures include isolation facilities, increased busing and testing facilities. Production output during 2020 was not affected.

Revenue

Attributable equivalent gold production, (including Asanko) increased by 2% from 2.195Moz in 2019 to 2.236Moz in 2020. Attributable equivalent gold production at Asanko decreased marginally from 113,000oz in 2019 to 112,500oz in 2020. Revenue from Asanko is not included in Group revenue as Asanko results are equity accounted.

During 2020, a decision was taken to align the production month-end with the calendar month-end, which resulted in a once-off addition of 10 production days in H1 2020. The impact of the extra production days is estimated at 45koz, while the lost production from COVID-19 related stoppages is approximately 78koz, comprising South Deep at 32koz and Cerro Corona at 46koz.

At the South Africa region, production at South Deep increased by 2% from 6,907kg (222,100oz) in 2019 to 7,056kg (226,900oz) in 2020. The increase was due to the productivity improvement programmes introduced in 2019 starting to bear fruit, despite the operation being negatively impacted by COVID-19 restrictions. Gold sold increased by 2% from 6,907kg (222,100oz) to 7,056kg (226,900oz).

Attributable gold production at the West African operations (including Asanko), increased by 3% from 767,700oz in 2019 to 786,900oz in 2020 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB). Managed gold produced and sold at Tarkwa increased by 1% from 519,100oz in 2019 to 526,300oz in 2020. At Damang, managed gold produced and sold increased by 7% from 208,400oz in 2019 to 223,000oz in 2020. Gold production at Asanko decreased marginally from 113,000oz (45% basis) in 2019 to 112,500oz (45% basis) in 2020. Gold sold decreased by 2% from 112,000oz (45% basis) to 109,700oz (45% basis).

Attributable equivalent gold production at Cerro Corona in Peru, decreased by 29% from 291,300oz in 2019 to 206,100oz in 2020 mainly as a result of COVID-19 restrictions on production (46Koz) and a lower price factor (22Koz), as well as lower grades mined in line with the current year plan. Total managed gold equivalent production decreased by 29% from 292,700oz in 2019 to 207,100oz in 2020. Gold equivalent ounces sold decreased by 31% from 296,900oz to 205,500oz.

Gold production at the Australian operations increased by 11% from 914,300oz in 2019 to 1,016,800oz in 2020 mainly due to the inclusion of Gruyere for a full year in 2020 with the operation reaching commercial levels of production at the end of September 2019. At St Ives, gold production increased by 4% from 370,600oz in 2019 to 384,900oz in 2020. Gold sold increased by 8% from 363,300oz to 393,800oz. At Agnew, gold production increased by 6% from 219,400oz in 2019 to 233,300oz in 2020. Gold sold increased by 6% from 219,600oz to 233,500oz. At Granny Smith, gold production decreased by 2% from 274,800oz in 2019 to 269,600oz in 2020. Gold sold decreased by 3% from 274,800oz to 265,200oz. At Gruyere gold production (100% basis) increased by 161% from 99,100oz in 2019 to 258,200oz in 2020. The Group's share of gold production at Gruyere increased by 161% from 49,500oz in 2019 to 129,100oz in 2020. Gold sold increased by 280% from 33,700oz in 2019 to 128,000oz in 2020.

The average US Dollar gold price achieved by the Group (excluding Asanko) increased by 27% from US$1,388/eq oz in 2019 to US$1,768/eq oz in 2020. The average Rand gold price increased by 41% from R659,111/kg to R928,707/kg. The average Australian Dollar gold price increased by 27% from A$2,007/oz to A$2,551/oz. The average US Dollar gold price for the Ghanaian operations (excluding Asanko) increased by 28% from US$1,387/oz in 2019 to US$1,773/oz in 2020. The average equivalent US Dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 34% from US$1,344/eq oz in 2019 to US$1,795/eq oz in 2020. The average US Dollar/Rand exchange rate weakened by 13% from R14.46 in 2019 to R16.38 in 2020. The average Australian/US Dollar exchange rate weakened by 1% from A$1.00 = US$0.70 to A$1.00 = US$0.69.

Gold equivalent ounces sold (excluding Asanko) increased by 3% from 2.14Moz in 2019 to 2.20Moz in 2020.

Revenue increased by 31% from US$2,967m in 2019 to US$3,892m in 2020 due to the higher gold sold and higher gold price received.

Cost of sales before amortisation and depreciation

Cost of sales before amortisation and depreciation increased by 5% from US$1,424m in 2019 to US$1,489m in 2020.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation increased by 7% from R3,503m (US$242m) in 2019 to R3,751m (US$229m) in 2020 mainly due to increased volumes mined and processed as well as inflationary increases.

At the West Africa region, (excluding Asanko), cost of sales before amortisation and depreciation increased by 3% from US$457m in 2019 to US$469m in 2020 mainly due to a 10Mt increase in operational waste tonnes mined (capital waste tonnes decreased by 17Mt) at Damang following the intersection of the main orebody, partially offset by a gold-in-process credit to cost of US$59m in 2020 compared with gold-in-process credit of US$23m in 2019. The gold-in-process movement for 2020 at Tarkwa was a US$2m charge to cost and at Damang it was a US$61m credit to cost compared to a US$14m credit to cost at Tarkwa and a US$9m credit to cost at Damang in 2019. In line with the current year plan Tarkwa is supplementing ore feed to the plant with lower grade stockpile material, while Damang is adding lower grade ore to the stockpile.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation decreased by 5% from US$162m in 2019 to US$154m in 2020 mainly due to a 4Mt decrease in operational tonnes mined.

At the Australia region, cost of sales before amortisation and depreciation increased by 14% from A$808m (US$562m) in 2019 to A$924m (US$637m) in 2020 mainly due to the inclusion of Gruyere for a full year in 2020 with the mine reaching commercial levels of production at the end of September 2019 as well as inflationary increases at the other three operations.

Amortisation and depreciation

Amortisation and depreciation for the Group increased by 8% from US$610m in 2019 to US$661m in 2020 mainly due to the inclusion of Gruyere with the mine reaching commercial levels of production at the end of September 2019.

Other

Net interest expense for the Group increased by 29% from US$82m in 2019 to US$106m in 2020 mainly due to lower interest capitalised in 2020 with the Damang Pit Cutback project reaching commercial levels of production in 2020 and Gruyere being in production for the full 2020 year. Net interest expense of US$106m comprised of interest expense of US$106m and lease interest of US$22m, partially offset by interest income of US$9m and interest capitalised of US$13m in 2020. In 2019, interest expense of US$113m and lease interest of US$19m were partially offset by interest income of US$7m, interest capitalised of US$41m and lease interest capitalised of US$2m.

The share of results of equity accounted investees after taxation (before the impairment as described below) increased from US$3m in 2019 to US$47m in 2020. The equity accounted earnings of Asanko in 2020 of US$49m compared with US$4m in 2019. The increase is mainly due to the higher gold price in 2020. The balance under share of results of equity accounted investees after taxation relates to expenditure incurred at FSE.

The share of results of equity accounted investees – impairment of Asanko related to an impairment of US$50m of the Asanko Gold Mine following the identification of an impairment trigger. Due to the re-evaluation of the geological modelling by our JV partner, Galiano, Gold Fields is not in a position to provide a reserve and resource estimate for Asanko as at 31 December 2020. Taking this into consideration, management has modelled various scenarios for the Asanko Life of Mine (LOM) in order to determine their best estimates of the future cash flows of the Asanko gold mine. The various LoM scenario runs were undertaken in an attempt to model Asanko's future cash flows in the absence of a revised Resource and Reserve for 31 December 2020. These scenarios are based on the pre-feasibility study completed in 2019, in order to declare a Reserve at 31 December 2019, but were modified where appropriate to reflect prevailing circumstances.

The gain on foreign exchange of US$9m in 2020 compared with a loss of US$5m in 2019 and related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$239m in 2020 comprised a loss on hedges of US$240m and a gain on valuation of options of US$1m. The loss on hedges of US$240m includes realised losses of US$417m, partially offset by unrealised gains and prior year mark-to-market reversals of US$177m. The realised losses of US$417m comprised losses realised on the South Deep gold hedge of R1,563m (US$95m), the Australian gold hedge of A$292m (US$201m), the Australian oil hedge of A$5m (US$3m) the Ghanaian gold hedge of US$115m and the Ghanaian oil hedge of US$7m, partially offset by realised gains of US$4m on the Chilean currency hedge. The unrealised gains and prior year mark-to-market reversals of US$177m comprised gains on the South Deep hedge of R176m (US$11m), the Australian gold hedge of A$106m (US$73m), the Ghanaian gold hedge of US$36m and the Chilean currency hedge of US$86m, partially offset by a loss on the Peruvian copper hedge of US$14m, the Ghanaian oil hedge of US$10m and the Australian oil hedge of A$7m (US$5m).

In 2020, the gain on valuations of options of US$1m relates to the Maverix warrants.

In 2019, the US$238m comprised US$245m losses on hedges and US$7m gain on the mark-to-market on Maverix warrants. The US$245m included US$132m realised losses and US$113m unrealised losses. The realised losses of US$132m comprised losses realised on the South Deep gold hedge of R220m (US$15m), the Australian gold hedge of A$163m (US$113m) and Australian currency hedge of A$22m (US$14m), partially offset by gains made on the Ghanaian oil hedge of US$5m, Ghanaian gold hedge of US$2m and Australian oil hedge of A$4m (US$3m).

The unrealised losses of US$113m comprised losses on the South Deep gold hedge of R153m (US$11m), the Ghanaian gold hedge of US$39m, the Australian gold hedge of A$94m (US$66m), the Ghanaian oil hedge of US$3m and Australian oil hedge of A$1m (US$1m), partially offset by a gain on Australian currency hedge of A$12m (US$7m).

In 2019, the gain on valuations of options of US$7m relates to the Maverix warrants.

Share-based payments for the Group decreased by 29% from US$21m in 2019 to US$15m in 2020 mainly due to the vesting of the 2020 share-based instruments during 2020. The long-term incentive plan increased by 467% from US$9m in 2019 to US$51m in 2020 due to the current mark-to-market valuation of the plan reflecting current performance as well as the allocation in 2020.

Other costs for the Group decreased by 22% from US$50m in 2019 to US$39m in 2020 and mainly related to lower spend due to the completion of the Damang road in 2019.

Exploration and project expenses

Exploration and project expenses decreased by 40% from US$84m in 2019 to US$50m in 2020 mainly due to lower exploration spend as a result of the approval of the feasibility study of Salares Norte and the subsequent capitalisation of costs to the project as from 1 April 2020. The US$50m spend in 2020 included US$30m spend at Salares Norte which relates to exploration and project expenses. The balance of US$20m related to exploration at the other operations.

Non-recurring items

Non-recurring income of US$34m in 2020 compared with non-recurring expenses of US$24m in 2019.

Non-recurring income of US$34m in 2020 mainly includes:
- US$24m income related to a submission of VAT claims for expenses incurred from 2010 to June 2020 at Salares Norte to the Chilean tax authority which become claimable from the commencement of construction;
- net reversal of impairment of FSE of US$62m and is limited to previous impairments recognised. The reversal of impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- expected credit loss against a contractor loan of US$29m at Tarkwa;
- US$10m impairment of drilling costs at Damang. Based on technical and economic parameters of various studies, all assets related to the Amoanda-Tomento corridor were impaired;
- US$2m write-off of redundant assets in Peru;
- donations made to various bodies in response to COVID-19 of US$3m;
- a cost arising on the rehabilitation year-end adjustments of US$2m; and
- other costs of US$5m mainly related to the capital raising in February 2020.

The non-recurring expenses for 2019 included:
- a positive silicosis provision adjustment (US$2m/R23m);
- net impairment of FSE of US$10m. The impairment of FSE was based on the fair value less cost of disposal of the investment which was indirectly derived from the market value of Lepanto Consolidated Mining Company;
- profit on sale of Maverix holding of US$15m;
- loss on repurchase of 2020 bond of US$5m;
- contract termination cost of US$13m at Damang; and
- a cost arising on the rehabilitation year-end adjustments of US$13m.

Royalties

Government royalties for the Group increased by 42% from US$74m in 2019 to US$105m in 2020 in line with the higher revenue.

Taxation

The taxation charge for the Group of US$433m in 2020 compared with US$176m in 2019. Normal taxation increased by 92% from US$191m in 2019 to US$367m in 2020 in line with the higher profit before tax. The deferred tax charge of US$66m in 2020 compared with a credit of US$15m in 2019.

Profit

Net profit attributable to owners of the parent of the Group of US$723m or US$0.82 per share in 2020 compared with net profit of US$162m or US$0.20 per share in 2019.

Headline earnings attributable to owners of the parent of the Group of US$729m or US$0.83 per share in 2020 compared with headline earnings of US$163m or US$0.20 per share in 2019.

Normalised profit for the Group of US$879m or US$1.00 per share in 2020 compared with US$343m or US$0.42 per share in 2019.

Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

US$'m	Year ended	
	2020	2019
Profit for the period attributable to owners of the parent	**723.0**	161.6
Non-recurring items	**(34.1)**	23.8
Tax effect of non-recurring items	**(6.1)**	(7.8)
Non-controlling interest effect of non-recurring items	**(3.8)**	(0.9)
Share of results of equity accounted investees – Asanko impairment	**49.5**	—
(Gain)/loss on foreign exchange	**(8.6)**	5.2
Tax effect of gain on foreign exchange	**1.9**	(0.3)
Non-controlling interest effect of gain on foreign exchange	**0.6**	—
Loss on financial instruments	**238.9**	238.0
Tax effect of loss on financial instruments	**(76.1)**	(73.8)
Non-controlling interest effect of loss on financial instruments	**(6.4)**	(2.4)
Normalised profit attributable to owners of the parent	**878.8**	343.4

Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.

Cash flow

Cash inflow from operating activities of US$1,257m in 2020 compared with US$893m in 2019. The increase of 41% was mainly due to a higher profit before royalties and taxation. This was partially offset by higher royalties and taxation payments of US$381m in 2020 compared to US$254 in 2019, as well as an investment in working capital of US$172m in 2020 compared to US$25m in 2019. The investment in working capital of US$172m in 2020 was due to an increase in prepayments, a US$66m build-up of gold-in-process mainly at Damang as well as a fifth creditor cycle payment as a result of the change to a calendar month end.

Dividends paid of US$145m in 2020 compared with US$48m in 2019 and comprised dividends paid to owners of the parent of US$138m and related to the final 2019 and interim 2020 dividend, as well as dividends paid to non-controlling interest holders of US$8m.

Cash outflow from investing activities increased by 36% from US$447m in 2019 to US$607m in 2020. Capital expenditure decreased by 5% from US$613m in 2019 to US$584m in 2020.

Sustaining capital expenditure, (excluding Asanko), increased by 27% from US$323m in 2019 to US$409m in 2020, while non-sustaining capital expenditure (excluding Asanko), decreased by 40% from US$290m in 2019 to US$175m in 2020. This movement is mainly attributable to Australia where projects like Invincible South and Hamlet North at St Ives, Zone 110-120 at Granny Smith and Gruyere development all turned cash flow positive resulting in a movement from growth to sustaining capital expenditure in accordance with the revised World Gold Council interpretation. Growth expenditure of US$175m for 2020 comprised US$97m at Salares Norte, US$41m at the Australian operations, US$26m at Cerro Corona, US$6m at Damang and US$5m at South Deep. Growth expenditure of US$290m in 2019 comprised US$207m at the Australian operations, US$71m at Damang and US$12m at Cerro Corona.

In the South Africa region at South Deep, capital expenditure increased by 68% from R479m (US$33m) in 2019 to R804m (US$49m) in 2020 mainly due to the Doornpoort expansion project, the purchase of new TM3 equipment and the recommencement of the growth development programme.

At the West Africa region, (excluding Asanko), capital expenditure decreased by 17% from US$202m in 2019 to US$167m in 2020. At Tarkwa, capital expenditure increased by 18% from US$125m in 2019 to US$147m in 2020 due to higher capital waste tonnes mined. Capital expenditure at Damang decreased by 74% from US$76m in 2019 to US$20m in 2020 mainly due to lower capital waste tonnes mined.

Capital expenditure at Asanko (on a 100% basis) amounted to US$69m in 2020 compared with US$60m in 2019. The Asanko capital expenditure is not included in the Group capital expenditure.

At the South America region at Cerro Corona, capital expenditure decreased by 11% from US$56m in 2019 to US$50m in 2020 mainly due to the impact of COVID-19 restrictions on construction activities.

At Salares Norte, capital expenditure increased by 100% to US$97m in 2020 from US$nil in 2019 due to the approval of the feasibility study and commencement of capitalisation of the project from 1 April 2020.

At the Australia region, capital expenditure decreased by 30% from A$458m (US$319m) in 2019 to A$319m (US$220m) in 2020. At St Ives, capital expenditure decreased by 24% from A$141m (US$98m) to A$107m (US$74m) mainly due to the development of the Invincible and Hamlet North underground mines in 2019. At Agnew, capital expenditure decreased by 31% from A$109m (US$76m) in 2019 to A$75m (US$52m) in 2020 mainly due to expenditure on the new accommodation village in 2019. At Granny Smith, capital expenditure decreased by 8% from A$104m (US$72m) in 2019 to A$96m (US$66m) in 2020 mainly due to a decrease in capitalised drilling cost. At Gruyere, capital expenditure decreased by 61% from A$104m (US$72m) in 2019 to A$41m (US$28m) in 2020. The 2019 capital expenditure was primarily to complete the Gruyere construction project and stripping activities at the Gruyere pit.

Proceeds on disposal of assets of US$1m in 2020 compared with disposal of assets of US$4m in 2019.

Purchase of investments of US$1m in 2020 related to a purchase of 3.4m shares in Lefroy Exploration Ltd and compared with US$7m in 2019 (related to Chakana Copper).

In 2019, purchase of Asanko of US$20m related to the additional purchase of preference shares in accordance with the Joint Venture transaction with Asanko Gold Inc. which was completed on 31 July 2018.

Redemption of Asanko preference shares amounted to US$38m in 2020 compared to US$10m in 2019.

Proceeds on disposal of Maverix amounted to US$67m in 2019 and related to the sale of the Group's 19.9% holding in Toronto-listed gold and royalty streaming company Maverix.

Proceeds on disposal of subsidiary amounted to US$6m in 2019 and related to the sale of Norperuana.

Loan advanced to contractors in Ghana for fleet replacement in 2020 amounted to US$68m. These loans are interest bearing, secured and are recoupable over three years (2021 – 2024).

Proceeds on disposal of investments in 2020 amounted to US$23m and related to the sale of 81m shares in ASX-listed Cardinal Resources Limited. Proceeds on disposal of investments in 2019 of US$113m related to the disposal of the Group's holdings in Red 5, Gold Road and Bezant Resources.

Environmental payments increased from US$7m in 2019 to US$9m in 2020.

Cash inflow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments of US$631m in 2020 compared with a cash inflow of US$249m in 2019 mainly due to higher inflow from operating activities and lower capital expenditure.

The US$631m cash flow from operating activities less net capital expenditure, environmental payments, redemption of Asanko preference shares and lease payments in 2020 comprised: US$868m net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) plus redemption of Asanko preference shares of US$38m, less US$92m of net interest paid, US$151m at Salares Norte on exploration and construction capital, as well as US$32m on non-mine based costs mainly due to working capital movements.

The Salares Norte expenditure of US$151m comprises the following:

	US$'m
Exploration expenditure	(30)
Capital expenditure	(97)
Investment into working capital	(24)
Total spend	(151)

The US$249m inflow in 2019 comprised: US$414m net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$86m of net interest paid, US$55m for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$414m above), as well as US$24m on non-mine based costs. Included in the US$414m above is US$71m capital expenditure on the Damang reinvestment project and A$96m (US$67m) on growth capital expenditure at Gruyere. If these two amounts are excluded, then the mining operations generated US$552m in net cash.

Net cash outflow flow from financing activities of US$140m in 2020 compared with US$105m in 2019. The outflow in 2020 related to shares issued of US$249m and loan drawdowns of US$689m, partially offset by repayment of US$1,014m on offshore loans (including the 2020 bond of US$602m) and payment of lease payments of US$64m. The outflow in 2019 related to the repayment of US$1,604m on offshore and local loans and US$38m from lease payments, partially offset by a drawdown of US$1,538m.

The net cash inflow for the Group of US$364m in 2020 compared with US$294m in 2019. After accounting for a translation adjustment of US$8m on non-US Dollar cash balances, the cash inflow in 2020 was US$372m. The cash balance of US$887m in 2020 compared with US$515m in 2019.

All-in sustaining and total all-in cost
The Group all-in sustaining costs increased by 9% from US$897/oz in 2019 to US$977/oz in 2020 mainly due to higher sustaining capital expenditure, higher cost of sales before amortisation and depreciation and higher royalties (due to higher gold price realised), partially offset by higher gold sold.

Total all-in cost increased by 1% from US$1,064/oz in 2019 to US$1,079/oz in 2020 due to higher cost of sales before amortisation and depreciation, higher sustaining capital expenditure and higher royalties, partially offset by higher gold sold and lower non-sustaining capital expenditure.

Royalties paid increased by US$12/oz or 31% from US$39/oz in 2019 to US$51/oz in 2020.

COVID-19 related costs are estimated at approximately US$12/oz for 2020 and are included in the AISC and AIC.

Statement of financial position
Net debt decreased from US$1,664m at 31 December 2019 to US$1,069m at 31 December 2020.

Net debt excluding lease liabilities decreased from US$1,331m in 2019 to US$640m in 2020.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

Net debt/adjusted EBITDA
The net debt/adjusted EBITDA ratio of 0.56x in 2020 compared with 1.29x in 2019.

Adjusted EBITDA
Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the year ended 31 December 2020 profit, which is determined as follows in US$ million:

US$'m	December 2020
Revenue	3,892
Cost of sales before amortisation and depreciation	(1,489)
Exploration and project costs	(50)
Realised hedge losses*	(417)
Other costs*	(26)
Adjusted EBITDA	1,910

Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other costs.
* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020.

Free cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the year ended 2020 is calculated as follows:

	Year ended	
	US$'m	US$/oz
Revenue[1]	3,748.0	1,771[4]
Less: Cash outflow	(2,710.8)	(1,281)
AIC	(2,258.3)[2]	(1,067)
Adjusted for:		
Share-based payments (non-cash)	14.5	7
Long-term employee benefits (non-cash)	51.3	24
Exploration, feasibility and evaluation costs outside of existing operations*	31.4	15
Non-sustaining capital expenditure (Damang reinvestment and Salares Norte)	102.8	49
Revenue hedge (realised)*	(411.3)	(194)
Redemption of Asanko preference shares	37.5	18
Tax paid (excluding royalties which is included in AIC above)	(278.7)	(132)
Free cash flow[3]	1,037.2	490
FCF margin	28%	
Gold sold only – 000'oz	2,116.7	

[1] Revenue from income statement at US$3,892.1m less revenue from Cerro Corona by-products in AIC at US$144.1m equals US$3,748.0m.
[2] AIC for the Group of US$2,402.7m less AIC for Asanko of US$144.4m.
[3] Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 26 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.
[4] Calculated by dividing revenue by gold sold only.

* Based on information underlying the reviewed condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020.

The FCF margin of 28% in 2020 at a gold price of US$1,771/oz compared with 21% in 2019 at a gold price of US$1,399/oz.

Review of Operations

Year ended December 2020 compared with year ended December 2019

Figures may not add as they are rounded independently.

South Africa region

South Deep

		Dec 2020	Dec 2019	% Variance
Ore mined	000 tonnes		1,060	7%
Waste mined	000 tonnes		77	11%
Total tonnes	000 tonnes		1,138	7%
Grade mined – underground reef	g/t	**6.31**	6.17	2%
Grade mined – underground total	g/t	**5.86**	5.75	2%
Gold mined	kg	**7,161**	6,546	9%
	000'oz	**230.2**	210.4	9%
Destress	m²	**35,545**	26,606	34%
Development	m	**3,548**	4,412	(20)%
Secondary support	m		12,794	(26)%
Backfill	m³		426,338	(24)%
Ore milled – underground reef	000 tonnes		1,098.5	5%
Ore milled – underground waste	000 tonnes		52.9	4%
Ore milled – surface	000 tonnes		514.7	104%
Total tonnes milled	000 tonnes		1,666.1	36%
Yield – underground reef	g/t		6.21	(3)%
Surface yield	g/t		0.16	(33)%
Total yield	g/t		4.15	(25)%
Gold produced	kg	.	6,907	2%
	000'oz	**226.9**	222.1	2%
Gold sold	kg	**7,056**	6,907	2%
	000'oz		222.1	2%
AISC – revised interpretation guidance (WGC November 2018)	R/kg		585,482	11%
	US$/oz		1,259	(2)%
AIC	R/kg		585,482	13%
	US$/oz		1,259	—%
Sustaining capital expenditure	Rm		479.1	50%
	US$m		33.1	32%
Non-sustaining capital expenditure	Rm		—	—%
	US$m		—	—%
Total capital expenditure	Rm	**803.9**	479.1	68%
	US$m	**49.1**	33.1	48%
Net cash flow	Rm	**557.8**	221.2	152%
	US$m	**34.1**	15.3	123%

Despite the impact of COVID-19, South Deep showed improvements in most key measures during FY2020 compared to FY2019. These improvements are attributed to productivity improvement programmes introduced in 2019 starting to bear fruit and the effective protocols put in place to manage and mitigate the impacts of COVID-19. It is estimated that South Deep lost approximately 32Koz due to COVID-19 related stoppages in 2020, partially offset by ten additional production days as a result of the change in the production calendar.

Ore mined increased by 7% to 1,136 kilo tonnes in 2020 from 1,060 kilo tonnes in 2019. North of Wrench increased its contribution YOY from 60% to 65%, while current mine reduced its contribution from 40% to 35% as part of the focus to transition the mine from current mine to North of Wrench. Gold production increased by 2% to 7,056kg (226,900oz) in 2020 from 6,907kg (222,100oz) in 2019. The increased gold production was due to improved volume and grade mined.

Destress meters developed increased by 27% to 3,156m in 2020 from 2,489m in 2019 and reef horizon development meters decreased by 20% to 3,548m in 2020 from 4,412m in 2019 as a result of opening access to destress areas in 2019 allowing focus to move to destress development. Waste mined increased by 11% to 86 tonnes in 2020 from 77 tonnes in 2019 predominantly as growth capital development was ramped up in the last quarter of 2020.

Secondary support decreased by 26% and backfill by 24% in 2020 as these activities were reinstated later than production post the COVID-19 lockdown restrictions. The period ended December 2019 included the catch-up secondary support and backfill not repeated in 2020.

Surface re-mining and processing increased dramatically by 104% due to fully utilising the separate processing circuit to maximise value from this operation and supplying sufficient underground backfill quantities. Total yield was negatively impacted by the increased surface re-mining volumes and the treatment of other low-grade sources towards the end of Q4 2020. Total yield decreased by 25% to 3.13g/t in 2020 from 4.15g/t in 2019 comprising 3% reduction in the underground reef yield and 33% reduction in the surface yield.

Total all-in cost increased by 13% to R663,635/kg (US$1,260/oz) in 2020 from R585,482/kg (US$1,259/oz) in 2019 due to higher cost of sales before amortisation and depreciation and higher capital expenditure, partially offset by higher gold sold.

Capital expenditure increased by 68% to R804m (US$49m) in 2020 from R479m (US$33m) in 2019 as explained below.

Sustaining capital expenditure increased by 50% to R718m (US$44m) in 2020 from R479m (US$33m) in 2019 mainly due to the purchase of new TM3 equipment (R124m), the refurbishment of existing fleet (R47m), phase 1 of the Newtrax equipment conditioning monitoring and tracking system implementation and IT infrastructure upgrades (R53m). Non-sustaining capital expenditure increased to R86m (US$5m) in 2020 from Rnil (US$nil) in 2019. This increase was due to the recommencement of the growth development.

South Deep generated net cash of R558m (US$34m) in 2020 compared to R221m (US$15m) in 2019.

Guidance

The estimate for 2021 is as follows:
- Gold produced ~ 9,000kg (289,300 ounces);
- Destress square metres ~ 48,370 square metres;
- Development metres ~ 9,067 metres (including ~ 4,618 metres Destress development, 2,939 metres from Reef horizon development and 1,510 metres from growth capital);
- Sustaining capital expenditure ~ R889m (US$57m);
- Non-sustaining capital expenditure ~ R345m (US$22m);
- All-in sustaining costs ~ R620,000/kg (US$1,240/oz); and
- Total all-in cost ~ R660,000/kg (US$1,320/oz).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Capital expenditure is expected to increase by approximately R430m (US$22m) mainly due to growth capital on new mine development. In addition, the expansion of the Doornpoort tailings facility will commence in 2021 and investment in certain underground infrastructure to support the increase in production is required.

West Africa region
Ghana

		Dec 2020	Dec 2019	% Variance
Gold produced	000'oz	861.7	840.4	3%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,027	942	9%
AIC	US$/oz	1,060	1,039	2%
Net cash flow	US$m	252.0	173.8	45%

Total production increased by 3% to 862koz in 2020 from 840koz in 2019 mainly due to increased production at Damang as mining progressed into the main ore body at the Damang Pit Cutback (DPCB).

All-in cost increased by 2% to US$1,060/oz in 2020 from US$1,039/oz in 2019.

The region produced net cash flow (excluding Asanko) of US$252m in 2020 compared to US$174m in 2019. Gold Fields received US$38m on the redemption of preference shares from Asanko in 2020. If included the total cash flow in 2020 would be US$290m. Gold Fields received US$10m on the redemption of preference shares from Asanko in 2019. If included the total cash flow in 2019 would be US$184m.

Tarkwa

		Dec 2020	Dec 2019	% Variance
Ore mined	000 tonnes	11,877	15,029	(21)%
Waste (Capital)	000 tonnes	48,271	35,331	37%
Waste (Operational)	000 tonnes	28,756	42,163	(32)%
Total waste mined	000 tonnes	77,027	77,494	(1)%
Total tonnes mined	000 tonnes	88,904	92,523	(4)%
Grade mined	g/t	1.40	1.23	14%
Gold mined	000'oz	533.3	594.4	(10)%
Strip ratio	waste/ore	6.5	5.2	26%
Tonnes milled	000 tonnes	14,234	13,749	4%
Yield	g/t	1.15	1.17	(2)%
Gold produced	000'oz	526.3	519.1	1%
Gold sold	000'oz	526.3	519.1	1%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,017	958	6%
AIC	US$/oz	1,017	958	6%
Sustaining capital expenditure	US$m	147.2	125.5	17%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	147.2	125.5	17%
Net cash flow	US$m	186.1	150.0	24%

Gold production increased by 1% to 526,300oz in 2020 from 519,100oz in 2019 mainly due to higher tonnes milled. The higher tonnes milled were mainly due to the ten additional production days as a result of the change in the production calendar. Realised yield decreased by 2% to 1.15/t in 2020 from 1.17g/t in 2019 due to feeding lower grade stockpiles to supplement ore tonnes mined. Ore rehandled from stockpiles was 3,993kt at a head grade of 0.76g/t in 2020 compared to 368kt at a head grade of 0.80g/t in 2019.

Total tonnes mined, including capital waste stripping, decreased by 4% to 88.9Mt in 2020 from 92.5Mt in 2019 in line with the 2020 business plan. Ore mined decreased by 21% to 11.9Mt in 2020 from 15.0Mt in 2019 due to increased focus on capital waste mining in line with the business plan, and strategy to feed more medium grade stockpiles. Operational waste decreased by 32% to 28.8Mt in 2020 from 42.2Mt in 2019.

All-in cost increased by 6% to US$1,017/oz in 2020 from US$958/oz in 2019 due to higher royalty tax (related to the higher gold price received) and higher capital expenditure, partially offset by higher gold sold and lower cost of sales before amortisation and depreciation.

Capital expenditure increased by 17% to US$147m in 2020 from US$126m in 2019 due to higher capital waste mined.

Tarkwa generated net cash flow of US$186m in 2020 compared to US$150m in 2019 mainly due to a higher gold sold and price received.

Guidance
The estimate for 2021 is as follows:
- Gold produced ~ 510,000 ounces;
- Capital expenditure ~ US$174m;
- All-in sustaining costs ~ US$1,075/oz; and
- Total all-in cost ~ US$1,075/oz.

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Damang

		Dec 2020	Dec 2019	% Variance
Ore mined	000 tonnes	6,680	4,680	43%
Waste (Capital)	000 tonnes	8	17,250	(100)%
Waste (Operational)	000 tonnes	22,541	12,168	85%
Total waste mined	000 tonnes	22,549	29,418	(23)%
Total tonnes mined	000 tonnes	29,229	34,098	(14)%
Grade mined	g/t	1.62	1.58	2%
Gold mined	000'oz	347.4	237.9	46%
Strip ratio	waste/ore	3.4	6.3	(46)%
Tonnes milled	000 tonnes	4,798	4,645	3%
Yield	g/t	1.45	1.40	4%
Gold produced	000'oz	223.0	208.4	7%
Gold sold	000'oz	223.0	208.4	7%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,008	809	25%
AIC	US$/oz	1,035	1,147	(10)%
Sustaining capital expenditure	US$m	13.8	5.8[1]	138%
Non-sustaining expenditure	US$m	6.1	70.5[1]	(91)%
Total capital expenditure	US$m	19.9	76.3	(74)%
Net cash flow	US$m	65.9	23.8	177%

[1] The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold production increased by 7% to 223,000oz in 2020 from 208,400oz in 2019 mainly due to higher yield and mill throughput due to the ten additional production days as a result of the change in the production calendar. Yield increased by 4% to 1.45g/t in 2020 from 1.40g/t in 2019. The improvement was as a result of the higher feed grade delivered as mining in the Damang Pit Cutback (DPCB) transitioned through the Huni Sandstone lithology (characterised by scattered mineralisation) into the more consistently mineralised Tarkwa Phyllite lithology during the second half (H2) of 2020.

Total tonnes mined decreased by 14% to 29.2Mt in 2020 from 34.1Mt in 2019 in line with the plan due to the completion of capital waste stripping at DPCB and depletion of the Amoanda and Saddle pits.

Capital waste tonnes, included in total waste tonnes, decreased by 100% to nil in 2020 from 17.3Mt in 2019 due to the completion of capital waste stripping following the intersection of the main orebody at the DPCB. Operational waste tonnes subsequently increased by 85% to 22.5Mt in 2020 from 12.2Mt in 2019. Strip ratio decreased by 46% to 3.4 in 2020 from 6.3 in 2019 due to mining in exposed ore zones.

Ore tonnes mined increased by 43% to 6.7Mt in 2020 from 4.7Mt in 2019 as a result of mining in the main ore body at the DPCB. This is in line with the mining sequence as per the Damang reinvestment project (DRP) whereby more ore tonnes are mined during the current stage to ensure enough ore is available for a consistent plant feed at approximately 4.5Mt per annum going forward as mining progresses deeper into the pit and physical space at the bottom of the pit becomes confined.

Gold mined increased by 46% to 347koz in 2020 from 238koz in 2019 due to the combined impact of higher ore tonnes and grade mined from the Damang pit.

Given the plant capacity constraint, 4.8Mt of the ore tonnes mined were processed in 2020 with the balance added to the stockpile. The closing balance of the stockpile increased to 3.3Mt at an average grade of 1.07g/t in 2020 from 1.3Mt at an average grade of 0.79g/t in 2019.

All-in cost decreased by 10% to US$1,035/oz in 2020 from US$1,147/oz in 2019 due to higher gold sold and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received).

Capital expenditure decreased by 74% to US$20m in 2020 from US$76m in 2019. Non-sustaining capital expenditure decreased by 91% to US$6m in 2020 from US$71m in 2019. The decrease in capital expenditure is mainly due to the lower capital waste tonnes mined.

Damang generated net cash flow of US$66m in 2020 compared to US$24m in 2019 due to higher revenue resulting from higher gold sold and higher gold prices received.

Guidance

The estimate for 2021 is as follows:
- Gold produced ~ 275,000 ounces;
- Sustaining capital expenditure ~ US$13m;
- Growth capital expenditure ~ US$10m;
- All-in sustaining costs ~ US$730/oz; and
- Total all-in cost ~ US$790/oz.

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Asanko (Equity accounted Joint Venture)

		Dec 2020	Dec 2019	% Variance
Ore mined	000 tonnes	6,193	5,071	22%
Waste (Capital)	000 tonnes	4,974	9,032	(45)%
Waste (Operational)	000 tonnes	33,298	16,687	100%
Total waste mined	000 tonnes	38,272	25,719	49%
Total tonnes mined	000 tonnes	44,465	30,791	44%
Grade mined	g/t	1.45	1.52	(5)%
Gold mined	000'oz	287.9	247.9	16%
Strip ratio	waste/ore	6.2	5.1	21%
Tonnes milled	000 tonnes	5,943	5,498	8%
Yield	g/t	1.31	1.42	(8)%
Gold produced	000'oz	249.9	251.0	—%
Gold sold	000'oz	243.8	248.9	(2)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,114	1,112	—%
AIC	US$/oz	1,316	1,214	8%
Sustaining capital expenditure	US$m	28.7	43.5	(34)%
Non-sustaining expenditure	US$m	40.5	16.1	152%
Total capital expenditure	US$m	69.3	59.6	16%
Net cash flow	US$m	65.5	42.0	56%

All figures in table on a 100% basis.

Gold production decreased marginally to 249,900oz (100% basis) in 2020 from 251,000oz (100% basis) in 2019, of which 112,500oz was attributable to Gold Fields. The decrease was mainly due to lower yield which decreased by 8% to 1.31g/t in 2020 from 1.42g/t in 2019.

Gold mined increased by 16% to 287,900oz (100% basis) in 2020 from 247,900oz (100% basis) in 2019 as more volume was mined at slightly lower grade which resulted in similar gold produced, given the process plant capacity constraints.

Total tonnes mined increased by 44% to 44.5Mt in 2020 from 30.8Mt in 2019 due to bringing on line two new pits namely Esaase South and Akwasiso Cut 2 pits with higher strip ratios to make up for the Nkran pit ore losses. This came as a result of the failure of Nkran western wall and early closure of the pit. In addition higher tonnes were mined in 2020 to provide flexibility and open up ore sources for 2021.

All-in cost increased by 8% to US$1,316/oz in 2020 from US$1,214/oz in 2019 due to increase in cost of sales before amortisation and depreciation. This was driven by the 44% higher tonnes mined in 2020.

Total capital expenditure (100% basis) increased by 16% to US$69m in 2020 from US$60m in 2019 due to increased expenditure on Tetrem relocation project (RAP), exploration at Miridani North and Akwasiso Cut 3.

Asanko generated net cash flow of US$66m in 2020 compared to US$42m in 2019.

Guidance

The estimate for 2021 is as follows:
- Gold produced ~ 235 000 ounces;
- All-in sustaining costs ~ US$1 235/oz; and
- Total all-in cost ~ US$1 400/oz.

This is based on provisional numbers provided to us by Galiano Gold as we do not have an approved business plan.

We have not conducted a detailed review of these numbers.

These numbers will be updated later in the year as and when new information comes to light.

South America region
Peru
Cerro Corona

		Dec 2020	Dec 2019	% Variance
Ore mined	000 tonnes	7,303	8,024	(9)%
Waste mined	000 tonnes	10,921	14,317	(24)%
Total tonnes mined	000 tonnes	18,225	22,341	(18)%
Grade mined – gold	g/t	0.85	1.05	(19)%
Grade mined – copper	per cent	0.42	0.51	(16)%
Gold mined	000'oz	200.2	270.0	(26)%
Copper mined	000 tonnes	31,014	40,625	(24)%
Tonnes milled	000 tonnes	6,796	6,718	1%
Gold recoveries	per cent	65.3	65.6	—%
Copper recoveries	per cent	87.6	88.8	(1)%
Yield – Gold	g/t	0.57	0.75	(24)%
– Copper	per cent	0.38	0.49	(22)%
– Combined	eq g/t	0.95	1.35	(30)%
Gold produced	000'oz	119.4	156.2	(24)%
Copper produced	tonnes	24,857	31,318	(21)%
Total equivalent gold produced	000' eq oz	207.1	292.7	(29)%
Total equivalent gold sold	000' eq oz	205.5	296.9	(31)%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	484	381	27%
AISC	US$/eq oz	984	761	29%
AIC	US$/oz	715	472	51%
AIC	US$/eq oz	1,119	810	38%
Sustaining capital expenditure	US$m	23.6	43.7[1]	(46)%
Non-sustaining expenditure	US$m	26.3	12.4[1]	111%
Total capital expenditure	US$m	49.9	56.1	(11)%
Net cash flow	US$m	83.8	85.9	(2)%

[1] The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Since 15 March 2020, the Cerro Corona operation has been impacted by the State of Emergency declared by the Peruvian Government in response to the COVID-19 pandemic, by implementing a quarantine (to varying degrees), which restricted the team's ability to transport people and concentrate. In addition, the new government restrictions and the company health protocols implemented in response to the pandemic, have limited the capacity at the camp, which has negatively impacted the mining operation and construction projects.

Gold production decreased by 24% to 119,400oz in 2020 from 156,200oz in 2019, while copper production decreased by 21% to 24,900 tonnes in 2020 from 31,300 tonnes in 2019, both mainly explained by lower head grades processed as lower grade stockpiles were used to supplement fresh ore mined due to the COVID-19 restrictions. As a consequence, equivalent gold production decreased by 29% to 207,100oz in 2020 from 292,700oz in 2019 due to lower gold and copper grades processed, together with a lower price factor. The price factor was 3.5 in 2020 compared to 4.4 in 2019. It is estimated that Cerro Corona lost approximately 46Koz due to COVID-19 related stoppages and 22Koz due to the lower price factor, partially offset by ten additional production days as a result of the change in the production calendar in 2020.

The 2030 LoM strategy included the stockpiling of approximately 1.1Mt of low grade material in 2020, but as a result of the COVID-19 impact on production, low grade stockpiles were used to supplement the ore feed in 2020. The result of this was that low grade stockpiles only increased by 0.4Mt from 4.9Mt in 2019 to 5.3Mt in 2020. Cerro Corona will continue to build up low grade stockpiles over the next three years.

All-in cost per gold ounce increased by 51% to US$715/oz in 2020 from US$472/oz in 2019 mainly due to lower by-product credits as a result of lower copper sold, lower gold sold and additional COVID-19 related

expenditure, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure. All-in cost per equivalent ounce increased by 38% to US$1,119 per equivalent ounce in 2020 from US$810 per equivalent ounce in 2019 due to lower equivalent ounces sold, partially offset by lower cost of sales before amortisation and depreciation and lower capital expenditure.

Total capital expenditure decreased by 11% to US$50m in 2020 from US$56m in 2019 mainly due to the quarantine decreed by the government relating to COVID-19, which restricted the construction activities at the tailings dam and Arpon's waste storage facility. Additional camp and dining room facilities were constructed during 2020 at a cost of US$6m in order to increase capacity at site as a result of the COVID-19 regulations implemented.

Cerro Corona generated net cash of US$84m in 2020 compared with US$86m in 2019.

Guidance
The estimate for 2021 is as follows:
- Gold equivalents produced ~ 220,000 ounces;
- Gold produced ~ 130,000 ounces;
- Copper tonnes produced ~ 24,700 tonnes;
- Sustaining capital expenditure ~ US$30m;
- Growth capital expenditure ~ US$28m;
- Copper price ~ US$5,800 per tonne;
- Gold price ~ US$1,600/oz;
- All-in sustaining costs ~ US$1,030/eq oz;
- Total all-in cost ~ US$1,190/eq oz;
- All-in sustaining costs ~ US$780/oz; and
- Total all-in cost ~ US$1,060/oz.

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Chile
Salares Norte

US$151m was spent on Salares Norte in 2020, including exploration and project expenses of US$30m, initial capital expenditure of US$97m and prepayments accounting for the majority of the balance (refer table on page 13). At the end of December 2020, engineering was 97.2% complete, ahead of the planned 90.0%.

At 31 December 2020, construction progress stood at 15.6% vs. plan of 9.9%, contributing towards total project progress of 27.0% coming in slightly ahead of plan of 24.4%. Camp Phase I construction was completed during Q3 2020 while Phase II construction was three months ahead of schedule at year-end. The mass earthworks contract was awarded at the end of May, with the contractor commencing activities on 21 September and completing the diversion channel earthworks and precast installation by year-end. The mining contractor completed mobilisation and began pioneering works on 1 October, as planned. Pre stripping of the pit and construction of the processing plant commenced during January 2021, in line with the project's construction schedule.

During 2020, a total of 17,504 district exploration metres were drilled, focusing on the Horizonte Project, while more work was also done on step-out potential at Agua Amarga North and Brecha West targets near the Salares Norte pit.

Guidance
The estimate for 2021 is as follows:
- Growth capital expenditure ~ US$508m; and
- Exploration expenditure ~ US$27m.

Australia region

		Dec 2020	Dec 2019	% Variance
Gold produced	000'oz	1,016.8	914.3	11%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,331	1,192	12%
	US$/oz	917	829	11%
AIC	A$/oz	1,388	1,418	(2)%
	US$/oz	957	986	(3)%
Net cash flow*	A$m	722.5	199.1	263%
	US$m	498.1	138.5	260%

* Includes Australia consolidated tax paid and working capital movements of A$186.3m (US$128.5m) in 2020 and A$74.7m (US$51.9m) in 2019, respectively.

Gold production increased by 11% to 1,017koz in 2020 from 914koz in 2019 mainly due to the inclusion of Gruyere for a full year in 2020, with the operation reaching commercial levels of production at the end of September 2019.

All-in cost decreased by 2% to A$1,388/oz (US$957/oz) in 2020 from A$1,418/oz (US$986/oz) in 2019.

The region produced net cash flow of A$723m (US$498m) in 2020 compared with A$199m (US$139m) in 2019. The 2019 cash flow included A$96m (US$67m) of growth capital at Gruyere.

St Ives

		Dec 2020	Dec 2019	% Variance
Underground				
Ore mined	000 tonnes	1,737	1,328	31%
Waste mined	000 tonnes	772	926	(17)%
Total tonnes mined	000 tonnes	2,510	2,254	11%
Grade mined	g/t	5.26	4.09	29%
Gold mined	000'oz	294.1	174.6	68%
Surface				—%
Ore mined	000 tonnes	2,331	3,752	(38)%
Surface waste (Capital)	000 tonnes	2,699	3,622	(25)%
Surface waste (Operational)	000 tonnes	5,880	5,538	6%
Total waste mined	000 tonnes	8,579	9,161	(6)%
Total tonnes mined	000 tonnes	10,910	12,913	(16)%
Grade mined	g/t	1.72	1.77	(3)%
Gold mined	000'oz	129.2	213.3	(39)%
Strip ratio	waste/ore	3.7	2.4	51%
Total (Underground and Surface)				
Total ore mined	000 tonnes	4,069	5,080	(20)%
Total grade mined	g/t	3.24	2.38	36%
Total tonnes mined	000 tonnes	13,420	15,167	(12)%
Total gold mined	000'oz	423.2	387.9	9%
Tonnes milled	000 tonnes	4,817	4,466	8%
Yield – underground	g/t	4.31	3.82	13%
Yield – surface	g/t	1.38	1.98	(30)%
Yield – combined	g/t	2.49	2.58	(4)%
Gold produced	000'oz	384.9	370.6	4%
Gold sold	000'oz	393.8	363.3	8%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,223	1,176	4%
	US$/oz	843	818	3%
AIC	A$/oz	1,266	1,385	(9)%
	US$/oz	873	963	(9)%
Sustaining capital expenditure	A$m	89.8	65.5[1]	37%
	US$m	61.9	45.6[1]	36%
Non-sustaining capital expenditure	A$m	16.7	75.9[1]	(78)%
	US$m	11.5	52.8[1]	(78)%
Total capital expenditure	A$m	106.5	141.4	(25)%
	US$m	73.5	98.3	(25)%
Net cash flow (pre-tax)	A$m	382.5	158.2	142%
	US$m	263.7	110.0	140%

[1] The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold production increased by 4% to 384,900oz in 2020 from 370,600oz in 2019 with an 8% increase in tonnes milled, partially offset by a 4% decrease in yield. The higher tonnes milled were mainly due to the ten additional production days as a result of the change in the production calendar.

At the underground operations, ore mined increased by 31% to 1.7Mt in 2020 from 1.3Mt in 2019 with Hamlet North brought into production early in 2020. Ore tonnes mined from Invincible increased to 1.3Mt from 1.0Mt in 2019 and Hamlet increased to 0.4Mt from 0.1Mt in 2019. Cave Rocks produced 0.2Mt in 2019 prior to closure. The overall underground grade mined increased by 29% to 5.26g/t in 2020 from 4.09g/t in 2019 with average grade of ore extracted from Hamlet North at 8.54g/t and 4.32g/t from the Invincible mine. Waste mined decreased by 17% to 772,000t in 2020 from 926,000t in 2019 due to decreased development from Invincible Mine.

At the open pits total ore tonnes mined decreased by 38% to 2.33Mt in 2020 from 3.75Mt in 2019. Stage 6 of the Invincible open pit was completed during 2019, bringing mining of the Invincible open pit to an end. In 2020, all open pit ore was sourced from the Neptune pit stages 5 and 6.

All-in cost decreased by 9% to A$1,266/oz (US$873/oz) in 2020 from A$1,385/oz (US$963/oz) in 2019 mainly due to lower capital expenditure and increased gold sold, partially offset by higher cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received).

Capital expenditure decreased by 25% to A$107m (US$74m) in 2020 from A$141m (US$98m) in 2019. During 2019 the Invincible South and Hamlet North underground mines were being developed.

The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of development cost at Invincible South and Hamlet North Mines. Invincible South turned cash flow positive in Q4 of 2019 and Hamlet North in Q1 of 2020, which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.

St Ives generated pre-tax net cash flow of A$383m (US$264m) in 2020 compared with A$158m (US$110m) in 2019.

Guidance
The estimate for 2021 is as follows:
- Gold produced ~ 360,000 ounces;
- Sustaining capital expenditure ~ A$110m (US$83m);
- Growth capital expenditure ~ A$19m (US$14m);
- All-in sustaining costs ~ A$1,360/oz (US$1,020/oz); and
- Total all-in cost ~ A$1,410/oz (US$1,060/oz).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Agnew

		Dec 2020	Dec 2019	% Variance
Underground ore mined	000 tonnes	**1,294**	1,284	1%
Underground waste mined	000 tonnes	**750**	678	11%
Total tonnes mined	000 tonnes	**2,044**	1,961	4%
Grade mined – underground	g/t	**5.78**	5.71	1%
Gold mined	000'oz	**240.4**	235.5	2%
Tonnes milled	000 tonnes	**1,357**	1,231	10%
Yield	g/t	**5.35**	5.55	(4)%
Gold produced	000'oz	**233.3**	219.4	6%
Gold sold	000'oz	**233.5**	219.6	6%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,475**	1,391	6%
	US$/oz	**1,017**	967	5%
AIC	A$/oz	**1,528**	1,656	(8)%
	US$/oz	**1,053**	1,152	(9)%
Sustaining capital expenditure	A$m	**63.0**	51.3[1]	23%
	US$m	**43.5**	35.7[1]	22%
Non-sustaining capital expenditure	A$m	**12.3**	58.2[1]	(79)%
	US$m	**8.5**	40.5[1]	(79)%
Total capital expenditure	A$m	**75.3**	109.5	(31)%
	US$m	**51.9**	76.1	(32)%
Net cash flow (pre-tax)	A$m	**191.6**	16.3	1078%
	US$m	**132.1**	11.3	1068%

[1] The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold production increased by 6% to 233,300oz in 2020 from 219,400oz in 2019 due to increased ore tonnes processed mainly due to the ten additional production days as a result of the change in the production calendar.

Underground waste mined increased by 11% to 750,000t in 2020 from 678,000t in 2019 following development of the Kath Lode at Waroonga mine in 2020.

Tonnes processed increased by 10% to 1.36Mt in 2020 from 1.23Mt in 2019, including 56,700t of stockpiled material containing 7,800oz. The increase in processed ore can be attributed to the additional production days and increased crusher availability through improved maintenance practices.

All-in cost decreased by 9% to A$1,528/oz (US$1,053/oz) in 2020 from A$1,656/oz (US$1,152/oz) in 2019 due to lower capital expenditure and increased gold sold, partially offset by increased cost of sales before amortisation and depreciation and higher royalty tax (related to the higher gold price received).

Capital expenditure decreased by 31% to A$75m (US$52m) in 2020 from A$109m (US$76m) in 2019 driven by a 79% decrease in non-sustaining capital expenditure to A$12m (US$9m) in 2020 from A$58m (US$41m) in 2019. Additional expenditure was incurred in 2019 to establish the new accommodation village A$32m (US$22m) and development of the Waroonga North decline A$5m (US$3m). In addition non sustaining exploration drilling reduced by A$6m (US$4m) from 2019.

Sustaining capital expenditure increased by 23% to A$63m (US$44m) in 2020 from A$51m (US$36m) in 2019 due to increased mine development at Waroonga.

The second stage of the electricity supply project was concluded in 2020, with EDL commissioning the 13MW battery plant in March 2020 and the 18MW wind farm in May 2020. More than 50% of Agnew's energy needs are now generated from renewable and low-carbon sources. The completed micro-grid consists of a 23MW power station which integrates solar with gas, diesel generation, the new battery plant and wind farm, it is owned and operated by EDL, who will recoup its investment via the electricity supply agreement with Agnew.

Agnew generated pre-tax net cash flow of A$192m (US$132m) in 2020 compared with A$16m (US$11m) in 2019.

Guidance

The estimate for 2021 is as follows:
- Gold produced ~ 240,000 ounces;
- Sustaining capital expenditure ~ A$72m (US$54m);
- Growth capital expenditure ~ A$41m (US$31m);
- All-in sustaining costs ~ A$1,450/oz (US$1,090/oz); and
- Total all-in cost ~ A$1,625/oz (US$1,220/oz).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Capital expenditure is expected to increase by approximately A$38m in 2021 mainly due to a crusher circuit upgrade, development of exploration drives at New Holland and Waroonga, a ventilation upgrade at Waroonga and an increase in exploration drilling.

Granny Smith

		Dec 2020	Dec 2019	% Variance
Underground ore mined	000 tonnes	**1,700**	1,712	(1)%
Underground waste mined	000 tonnes	**637**	631	1%
Total tonnes mined	000 tonnes	**2,336**	2,342	—%
Grade mined – underground	g/t	**5.32**	5.29	1%
Gold mined	000'oz	**290.9**	291.1	—%
Tonnes milled	000 tonnes	**1,719**	1,753	(2)%
Yield	g/t	**4.88**	4.88	—%
Gold produced	000'oz	**269.6**	274.8	(2)%
Gold sold	000'oz	**265.2**	274.8	(3)%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,360**	1,081	26%
	US$/oz	**938**	752	25%
AIC	A$/oz	**1,465**	1,325	11%
	US$/oz	**1,010**	922	10%
Sustaining capital expenditure	A$m	**68.6**	36.7[1]	87%
	US$m	**47.3**	25.5[1]	85%
Non-sustaining capital expenditure	A$m	**27.8**	67.2[1]	(59)%
	US$m	**19.1**	46.7[1]	(59)%
Total capital expenditure	A$m	**96.4**	103.8	(7)%
	US$m	**66.4**	72.2	(8)%
Net cash flow (pre-tax)	A$m	**224.3**	134.3	67%
	US$m	**154.7**	93.4	66%

[1] The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard

Gold production decreased by 2% to 269,600oz in 2020 from 274,800oz in 2019 due to 2% reduction in tonnes milled compared to 2019.

All-in cost increased by 11% to A$1,465/oz (US$1,010/oz) in 2020 from A$1,325/oz (US$922/oz) in 2019. With the mining of deeper ore zones additional cost was incurred for paste fill, support and hauling. Furthermore, additional contractor labour cost and employee flight and accommodation cost were incurred in 2020 due to the COVID-19 pandemic. Royalty tax was also higher as a result of the higher gold price received. The production cost increases and lower gold sold were partially off-set by lower capital expenditure in 2020.

Capital expenditure decreased by 7% to A$96m (US$66m) in 2020 from A$104m (US$72m) in 2019 due to decreased exploration drilling cost in 2020.

The increase in sustaining capital expenditure and decrease in non-sustaining capital expenditure was due to the reclassification of the Zone 110/120 areas which turned cash flow positive during H1 2020 which resulted in capital costs moving from non-sustaining to sustaining in accordance with World Gold Council guidelines.

Granny Smith generated pre-tax net cash flow of A$224m (US$155m) in 2020 compared with A$134m (US$93m) in 2019.

Guidance

The estimate for 2021 is as follows:
• Gold produced ~ 265,000 ounces;
• Sustaining capital expenditure ~ A$116m (US$87m);
• Growth capital expenditure ~ A$31m (US$23m);
• All-in sustaining costs ~ A$1,475/oz (US$1,110/oz); and
• Total all-in cost ~ A$1,600/oz (US$1,200/oz).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Capital expenditure is expected to increase by approximately A$51m in 2021 due to the development of a second decline into the Wallaby ore body allowing more efficient ore and waste extraction as well as expenditure on a new tailings facility.

Gruyere

		Dec 2020	Dec 2019	% Variance
Ore mined	000 tonnes	**8,088**	6,761	20%
Waste (Capital)	000 tonnes	**15,135**	12,902	17%
Waste (Operational)	000 tonnes	**3,224**	187	1621%
Total waste mined	000 tonnes	**18,359**	13,089	40%
Total tonnes mined	000 tonnes	**26,447**	19,850	33%
Grade mined	g/t	**1.09**	0.87	25%
Gold mined	000'oz	**282.6**	189.2	49%
Strip ratio	waste/ ore	**2.3**	1.9	17%
Tonnes milled	000 tonnes	**8,108**	3,278	147%
Yield	g/t	**0.99**	0.94	5%
Gold produced	000'oz	**258.2**	99.1	161%
Gold sold	000'oz	**255.9**	67.4	279%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,337**	1,316	2%
	US$/oz	**921**	915	1%
AIC	A$/oz	**1,350**	4,170	(68)%
	US$/oz	**931**	2,900	(68)%
Sustaining capital expenditure – 50% basis	A$m	**38.9**	7.5[1]	422%
	US$m	**26.8**	5.2[1]	417%
Non-sustaining capital expenditure – 50% basis	A$m	**1.7**	96.2[1]	(98)%
	US$m	**1.2**	66.9[1]	(98)%
Total capital expenditure – 50% basis	A$m	**40.6**	103.7	(61)%
	US$m	**28.0**	72.1	(61)%
Net cash flow – 50% basis (pre-tax)	A$m	**110.4**	(79.5)	239%
	US$m	**76.1**	(55.3)	238%

Mine physicals in table on a 100% basis.
[1] The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

Gold production increased by 161% to 258,200oz in 2020 from 99,100oz in 2019. Production commenced in July 2019, with commercial production achieved by the end of September 2019.

Total tonnes mined increased by 33% to 26.45Mt in 2020 from 19.85Mt in 2019. Ore tonnes mined increased by 20% to 8.1Mt in 2020 from 6.8Mt in 2019 and total waste tonnes mined increased by 40% to 18.4Mt in 2020 from 13.1Mt in 2019.

All-in cost decreased by 68% to A$1,350/oz (US$931/oz) in 2020 from A$4,170/oz (US$2,900/oz) in 2019. All-in cost for 2019 included construction capital up to achieving commercial levels of production.

Capital expenditure (on a 50% basis) decreased by 61% to A$41m (US$28m) in 2020 from A$104m (US$72m) in 2019. The 2019 capital expenditure was primarily incurred to complete the Gruyere construction project and stripping activities at the Gruyere pit.

Gruyere generated pre-tax net cash flow (on a 50% basis) of A$110m (US$76m) in 2020 compared with a cash outflow of A$80m (US$55m) in 2019.

Guidance

The estimate for 2021 is as follows:
• Gold produced ~ 280,000 ounces (100%);
• Sustaining capital expenditure ~ A$54m (US$41m) (50%);
• Growth capital expenditure ~ A$3m (US$2m) (50%);
• All-in sustaining costs ~ A$1,310/oz (US$985/oz); and
• Total all-in cost ~ A$1,330/oz (US$1,000/oz).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

Corporate

Final cash dividend

In line with the Company's dividend policy, the Board has approved and declared a final dividend number 93 of 320 SA cents per ordinary share (gross) in respect of the year ended 31 December 2020. The final dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

- The dividend has been declared out of income reserves;
- The gross local dividend amount is 320 SA cents per ordinary share for shareholders exempt from dividends tax;
- The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
- The net local dividend amount is 256 SA cents per ordinary share for shareholders liable to pay the dividends tax;
- Gold Fields currently has 883,578,092 ordinary shares in issue; and
- Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

- Final dividend number 93: 320 SA cents per share;
- Last date to trade cum-dividend: Tuesday, 9 March 2021;
- Sterling and US Dollar conversion date: Wednesday, 10 March 2021;
- Shares commence trading ex-dividend: Wednesday, 10 March 2021;
- Record date: Friday, 12 March 2021; and
- Payment of dividend: Monday,15 March 2021.

Share certificates may not be dematerialised or rematerialised between Wednesday, 10 March 2021 and Friday, 12 March 2021, both dates inclusive.

Granny Smith Mine Renewable Resource

Gold Fields reinforced its commitment to lower carbon operations with the completion of one of the world's largest renewable energy microgrids for the Granny Smith gold mine in Western Australia.

The new hybrid power system, which has been integrated with an existing gas fired power station, is powered by more than 20,000 solar panels and supported by a 2 MW/1 MWh battery system. Once fully operational, it will reduce the mine's fuel consumption by 10-13% – the equivalent of removing 2,000 cars from the road.

In total, the solar, thermal and battery storage assets will produce around 18 GWh of energy every year, with carbon emissions at the mine expected to be reduced by approximately 9,500 tCO_2-e.

The Agnew mine now operates with a 56MW renewable microgrid and was the first in Australia to power a mine with wind-generated electricity. The project comprises five wind turbines, a solar farm, battery system and off-grid gas/diesel engine power plant.

Gold Fields Ranked Top SA Mining Company in the 2020 DJSI

Gold Fields was again ranked the top South African mining company in the prestigious Dow Jones Sustainability Index (DJSI).

Gold Fields was ranked 4th among 75 mining companies and 2nd among gold mining companies. Canada's Teck Resources was the metals and mining industry leader based on its score of 90. Gold Fields' score was 80, more than double the industry average of 39. Gold Fields has consistently achieved a Top 5 metals and mining ranking in the DJSI since it started participating in 2011.

The 2020 DJSI scorecard, which was released this week, measures a range of environmental, social and governance (ESG) management practices through an annual assessment of the world's 1,400 largest companies. The DJSI assessment is carried out by SAM, a subsidiary of ratings agency S&P Global.

Australia's largest hybrid renewable microgrid takes top honours in international awards

Global distributed energy producer EDL's Agnew Hybrid Renewable Project in Western Australia edged out competition from around the world to be named Engineering Solution of the Year at the 2020 Global Energy Awards. The ground-breaking 56MW microgrid at Gold Fields' Agnew gold mine incorporating wind, solar and thermal generation and battery storage was recognised at the 2020 Asian Power Awards (Innovative Power Technology of the Year – Australia) and 2020 Australian Engineering Excellence Awards (WA Division).

Gruyere to expand with renewable energy hybrid microgrid

The Gruyere installation of a renewable energy hybrid microgrid will increase the mine's power capacity to enable plant throughput up to a targeted 10 million tonnes per annum (Mtpa). Phase 1 is an installation of an additional 4MW gas engine by mid-2021. Phase 2 is installation of a 13MW solar farm and 4.4MW battery energy storage system by the end of 2021.

The benefits of the sustainable power expansion at Gruyere include reduction of carbon emissions by an estimated 16,000 tCO_2-e per annum, anticipated 5% power supply unit cost saving (MWh) at current gas market prices, ameliorating gas power generation capacity constraints, including the derating of gas engine performance at high ambient temperature and enabling increased plant throughput up to the target of 10 Mtpa.

Outlook and 2021 guidance

As previously guided, 2021 is going to be a big capital expenditure year for Gold Fields, given the peak spending at Salares Norte as well as the increase in sustainable capex for the Group. This increase in sustaining capex will enable us to spend on key projects that will allow us to sustain our production base of 2.00Moz to 2.50Moz for the next 8-10 years.

The COVID-19 pandemic is expected to continue to impact our lives and businesses in 2021, with many parts of the world experiencing second waves. The effective roll-out of the vaccine creates additional uncertainty.

For 2021, attributable gold equivalent production is expected to be between 2.30Moz and 2.35Moz. AISC is expected to be between US$1,020/oz and US$1,060/oz, with AIC expected to be US$1,310/oz to US$1,350/oz. If we exclude the very significant project capex at Salares Norte, AIC is expected to be US$1,090/oz to US$1,130/oz. The exchange rates used for our 2021 guidance are: R/US$15.50 and US$/A$0.75.

Total capex for the Group for the year is expected to be US$1.177bn. Sustaining capital is expected to be US$538m, with non-sustaining capex expected to be US$639m. The largest component of the capex budget for the year is Salares Norte, with the US$508m expected to be spent. We expect Salares Norte to be at 70% completion by the end of 2021.

The other increases are driven by specific projects at some of our core operations. These include the development of a second decline at the Wallaby Underground mine at Granny Smith (A$51m), plant modifications and increased development at Agnew to enhance the longer-term outlook (A$38m), and finally increased new mine development, tailings facility expansion and underground infrastructure expenditure at South Deep (US$22m).

Group production and costs have been flexed for inherent operating risks which relate to all or some of the mines. The risk of stoppages due to COVID-19 has not been factored into any guidance estimates in the group. The extent to which COVID-19 impacts on either production or costs is indeterminable at this stage.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 6 and 46.

Basis of preparation

The condensed consolidated financial statements as set out on pages 22 to 32 are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the disclosures required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.

The condensed consolidated financial statements are presented in United States Dollars, which is Gold Fields Limited's presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

Pro forma financial information

The preliminary financial statements contain certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute proforma financial information in terms of the JSE Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows.

The key non-IFRS measures used and defined in the media release include:
- Normalised profit which is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect;
- Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities less cash and cash equivalents;
- Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares;
- Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants;
- Free cash flow margin is used as key metric in the determination of the long-term incentive plan; and
- All-in sustaining costs and total all-in-costs are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry.

Auditor's review

The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020 have been reviewed by the company's auditor, PricewaterhouseCoopers Inc.

The auditor's report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to page 47 of the media release for a copy of the auditor's report.

The pro-forma financial information has been reported on by the Group's auditors, being PricewaterhouseCoopers Inc. Their unqualified reporting accountant's report thereon is available for inspection at the Company's registered address.

Silicosis and tuberculosis class and individual actions

The Settlement Agreement in the silicosis and tuberculosis class action litigation has become operational on 10 December 2019. A settlement trust, known as the Tshiamiso Trust, has been established to carry out the terms of the Settlement Agreement and is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker

has passed away) are compensated. The Board of Trustees are chaired by Professor May Hermanus as an independent trustee.

Over the course of 2020, the Tshiamiso Trust worked to create the capacity and establish the systems to begin to deliver on its mandate. However, the COVID-19 pandemic has had a significant impact on the work of the Trust. During October 2020, the Trust identified a test group of potential claimants. On 3 December 2020, the Trust made its first payments to 6 of these claimants. Each recipient received R250 000.

Information on the progress in the implementation of the object of the Tshiamiso Trust and other details can be found at https://www.tshiamisotrust.com

Provision raised

Gold Fields has provided for the estimated cost of the above settlement based on actuarial assessments and the provisions of the Settlement Agreement. At 31 December 2020, the provision for Gold Fields' share of the settlement of the class action claims and related costs amounted to US$18m (R269m). The nominal value of this provision is US$23m (R339m).

The ultimate outcome of this matter however remains uncertain, with the number of eligible workers successfully submitting claims and receiving compensation being uncertain. The provision is consequently subject to adjustment in the future.

Placing of ordinary shares

On 12 February 2020, Gold Fields successfully completed the placing of 41,431,635 new ordinary, no par value shares with existing and new institutional investors at a price of R90.20 per share. Gross proceeds of approximately R3.7bn (US$249.0m) were raised through the placing. The net proceeds from the placing will be used to continue pre-development work and commence construction of the Salares Norte project.

Syndicated revolving credit facilities extension

In July 2020 Gold Fields exercised a one year extension request for the US$1.2bn bank syndicated revolving credit facilities.

The final uptake of the one year extension for Tranche A and B of the US$1.2bn RCF was US$870m. Tranche A, a US$600m three year RCF terminates 25 July 2022, US$485m has been extended to 25 July 2023. Tranche B, a US$600m five year RCF terminates on 25 July 2024, US$485m has been extended to 25 July 2025.

Repayment of 2020 bond

The outstanding bonds in the amount of US$750m of Gold Fields US$1bn 4.875% Guaranteed Notes issued in 2010 and due in 2020 were redeemed by Gold Fields Orogen Holding (BVI) Limited on 7 October 2020 from a combination of cash of US$358m and drawing down US$392m from the US$ revolving credit facility.

Segment reporting

The net profit/(loss) per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows:

Year ended 2020	US$'m
Net profit	745.4
– Operating segments	748.5
– Corporate and projects	(3.1)

Year ended 2019	US$'m
Net profit	174.7
– Operating segments	380.7
– Corporate and projects	(206.0)

Additional notes include:
- Debt maturity ladder on page 27;
- Reconciliation of headline earnings with net profit/(loss) on page 28;
- Fair value hierarchy on page 29; and
- Hedging/derivatives on page 30.

Nick Holland
Chief Executive Officer

18 February 2021

THE PRELIMINARY FINANCIAL STATEMENTS ARE PRESENTED ON A CONDENSED CONSOLIDATED BASIS.

INCOME STATEMENT

| | United States Dollars | |
| | Year ended | |
Figures in millions unless otherwise stated	Dec 2020 (Reviewed)	Dec 2019 (Audited)
Revenue	**3,892.1**	2,967.1
Cost of sales	**(2,150.4)**	(2,033.5)
Cost of sales before amortisation and depreciation	**(1,489.1)**	(1,423.5)
Cost of sales before gold inventory change and amortisation and depreciation	**(1,554.6)**	(1,466.5)
Gold inventory change	**65.5**	43.0
Amortisation and depreciation	**(661.3)**	(610.0)
Net interest expense	**(105.8)**	(81.9)
Equity accounted (loss)/income, after taxation	**(2.6)**	3.1
Share of results of equity accounted investees, after taxation	**46.9**	3.1
Share of results of equity accounted investees – Asanko impairment	**(49.5)**	—
Gain/(loss) on foreign exchange	**8.6**	(5.2)
Loss on financial instruments	**(238.9)**	(238.0)
Share-based payments	**(14.5)**	(20.5)
Long-term incentive plan	**(51.3)**	(9.1)
Other costs, net	**(38.7)**	(49.8)
Exploration and project expenses	**(49.7)**	(84.4)
Profit before royalties, taxation and non-recurring items	**1,248.8**	447.8
Non-recurring items	**34.1**	(23.8)
Profit before royalties and taxation	**1,282.9**	424.0
Royalties	**(105.0)**	(73.7)
Profit before taxation	**1,177.9**	350.3
Mining and income taxation	**(432.5)**	(175.6)
Normal taxation	**(366.5)**	(190.6)
Deferred taxation	**(66.0)**	15.0
Profit for the year	**745.4**	174.7
Attributable to:		
Owners of the parent	**723.0**	161.6
Non-controlling interest	**22.4**	13.1
Diluted profit attributable to owners of the parent	**719.3**	161.6
Profit per share (cents) attributable to owners of the parent	**82**	20
Diluted profit per share (cents) attributable to owners of the parent	**81**	19
Non-IFRS measures and other disclosures		
Non-recurring items:		
Profit on disposal of Maverix	**—**	14.6
(Loss)/profit on disposal of assets	**(0.2)**	1.2
Restructuring costs	**(2.0)**	(0.6)
Damang – contract termination	**(1.1)**	(13.1)
Salares VAT	**23.9**	—
COVID-19 donations	**(2.7)**	—
Loss on buy-back of bond	**—**	(5.0)
Silicosis provision adjusted	**(0.3)**	1.6
Tarkwa expected credit loss	**(29.0)**	—
Reversal of impairment/(impairment) of FSE	**62.3**	(9.6)
Impairment of investments and assets	**(11.7)**	(0.2)
Other	**(5.1)**	(12.7)
Total non-recurring items	**34.1**	(23.8)
Taxation on items above	**6.1**	7.8
Non-recurring items after tax	**40.2**	(16.0)
Headline earnings attributable to owners of the parent	**729.3**	162.7
Diluted headline earnings attributable to owners of the parent	**725.6**	162.7
Headline earnings per share (cents) attributable to owners of the parent	**83**	20
Diluted headline earnings per share (cents) attributable to owners of the parent	**82**	19
Normalised profit attributable to owners of the parent	**878.8**	343.4
Normalised profit per share (cents) attributable to owners of the parent	**100**	42
US Dollar/South African Rand conversion rate	**16.38**	14.46
Australian Dollar/US Dollar conversion rate	**0.69**	0.70

Figures may not add as they are rounded independently.

The condensed consolidated financial statements for the year ended 31 December 2020 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Paul Schmidt, the Group Chief Financial Officer.

STATEMENT OF COMPREHENSIVE INCOME

| | United States Dollars | |
| | Year ended | |
Figures in millions unless otherwise stated	Dec 2020 (Reviewed)	Dec 2019 (Audited)
Profit for the year	**745.4**	174.7
Other comprehensive income, net of tax	**58.4**	54.3
Equity investments at FVOCI – net change in fair value*	**50.8**	8.9
Taxation on above item*	**(1.2)**	(23.1)
Foreign currency translation adjustments#	**8.8**	68.5
Total comprehensive income for the year	**803.8**	229.0
Attributable to:		
– Owners of the parent	**781.4**	215.9
– Non-controlling interest	**22.4**	13.1
	803.8	229.0

* Items that will not be reclassified to profit or loss.
\# Items can be subsequently reclassified to profit or loss.

STATEMENT OF FINANCIAL POSITION

| | United States Dollars | |
Figures in millions unless otherwise stated	Dec 2020 (Reviewed)	Dec 2019 (Audited)
Non-current assets	**5,713.0**	5,460.2
Property, plant and equipment	**4,771.2**	4,657.1
Other non-current assets	**220.8**	210.5
Equity accounted investees	**233.3**	172.0
Investments	**147.9**	155.1
Loan advanced – contractors	**68.4**	—
Long-term financial assets	**31.4**	—
Deferred taxation	**240.0**	265.5
Current assets	**1,730.4**	1,069.9
Other current assets	**843.6**	554.9
Cash and cash equivalents	**886.8**	515.0
Assets held for sale	**29.4**	31.2
Total assets	**7,472.8**	6,561.3
Total equity	**3,828.2**	2,908.7
Non-current liabilities	**2,728.1**	2,284.8
Deferred taxation	**499.9**	433.6
Borrowings	**1,443.4**	1,160.9
Environmental rehabilitation provisions	**361.9**	370.3
Lease liabilities	**364.8**	287.7
Long-term employee benefits	**33.4**	11.5
Long-term financial liabilities	**7.3**	—
Other long-term provisions	**17.4**	20.8
Current liabilities	**916.5**	1,367.8
Other current liabilities	**735.0**	637.7
Current portion of borrowings	**83.5**	684.9
Current portion of employee benefits	**33.8**	—
Current portion of lease liabilities	**64.2**	45.2
Total equity and liabilities	**7,472.8**	6,561.3
US Dollar/South African Rand conversion rate	**14.69**	14.00
Australian Dollar/US Dollar conversion rate	**0.77**	0.70
Non-IFRS measures and other disclosures		
Net debt	**1,069.1**	1,663.7
Net debt (excluding lease liabilities)	**640.1**	1,330.8

STATEMENT OF CHANGES IN EQUITY

United States Dollars
Year ended

Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2019 (Audited)	**3,622.5**	**(2,035.5)**	**1,190.0**	**131.7**	**2,908.7**
Total comprehensive income	—	58.4	723.0	22.4	**803.8**
Profit for the year	—	—	723.0	22.4	**745.4**
Other comprehensive income	—	58.4	—	—	**58.4**
Dividends declared	—	—	(137.7)	(10.1)	**(147.8)**
Transaction with non-controlling interests holder*	—	—	(19.7)	19.7	**—**
Share-based payments	—	14.5	—	—	**14.5**
Shares issued	249.0	—	—	—	**249.0**
Balance at 31 December 2020 (Reviewed)	**3,871.5**	**(1,962.6)**	**1,755.6**	**163.7**	**3,828.2**

* On 6 December 2020, per the South Deep BEE transaction an interest of 3.33% in the South Deep mine vested to the BEE non-controlling interest holders

United States Dollars
Year ended

Figures in millions unless otherwise stated	Stated capital	Other reserves	Retained earnings	Non-controlling interests	Total equity
Balance at 31 December 2018 (Audited)	**3,622.5**	**(2,110.3)**	**1,073.9**	**120.8**	**2,706.9**
Total comprehensive income	—	54.3	161.6	13.1	**229.0**
Profit for the year	—	—	161.6	13.1	**174.7**
Other comprehensive income	—	54.3	—	—	**54.3**
Dividends declared	—	—	(45.5)	(2.2)	**(47.7)**
Share-based payments	—	20.5	—	—	**20.5**
Balance at 31 December 2019 (Audited)	**3,622.5**	**(2,035.5)**	**1,190.0**	**131.7**	**2,908.7**

STATEMENT OF CASH FLOWS

| | United States Dollars Year ended | |
Figures in millions unless otherwise stated	Dec 2020 (Reviewed)	Dec 2019 (Audited)
Cash flows from operating activities	**1,256.7**	892.7
Profit before royalties and taxation	**1,282.9**	424.0
Amortisation and depreciation	**661.3**	610.0
Silicosis payment	**(3.5)**	(4.6)
Other non-cash items	**(129.9)**	143.4
South Deep BEE dividend	**(1.1)**	(1.4)
Change in working capital	**(171.8)**	(24.6)
Royalties and taxation paid	**(381.2)**	(254.1)
Dividends paid	**(145.3)**	(47.7)
Owners of the parent	**(137.7)**	(45.5)
Non-controlling interest holders	**(7.6)**	(2.2)
Cash flows from investing activities	**(607.4)**	(446.8)
Capital expenditure – additions	**(583.7)**	(612.5)
Capital expenditure – working capital	**(7.1)**	—
Proceeds on disposal of property, plant and equipment	**0.7**	3.7
Purchase of investments	**(0.6)**	(6.5)
Purchase of Asanko	**—**	(20.0)
Redemption of Asanko Preference shares	**37.5**	10.0
Proceeds on disposal of Maverix	**—**	66.8
Proceeds on disposal of subsidiary	**—**	6.2
Loan advanced – contractors	**(68.4)**	—
Proceeds on disposal of investments	**22.9**	112.6
Contributions to environmental trust funds	**(8.7)**	(7.1)
Cash flows from financing activities	**(139.8)**	(104.6)
Loans received	**689.8**	1,538.0
Loans repaid	**(1,014.2)**	(1,604.3)
Payment of lease liabilities	**(64.4)**	(38.3)
Shares issued	**249.0**	—
Net cash inflow	**364.2**	293.6
Translation adjustment	**7.6**	1.7
Cash and cash equivalents at beginning of the year	**515.0**	219.7
Cash and cash equivalents at end of the year	**886.8**	515.0
Non-IFRS measures and other disclosures		
Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares	**631.0**	248.5

DEBT MATURITY LADDER (Reviewed)

Figures in millions unless otherwise stated	31 Dec 2021	31 Dec 2022	31 Dec 2023	31 Dec 2024	31 Dec 2029	Total
Uncommitted loan facilities						
Rand million	1,535.0	—	—	—	—	1,535.0
US Dollar million	—	—	—	—	—	—
Rand debt translated to Dollar	104.5	—	—	—	—	104.5
Total (US$m)	**104.5**	**—**	**—**	**—**	**—**	**104.5**
Committed loan facilities						
US Dollar million	250.0	165.0	435.0	662.0	931.4	2,443.4
Rand million	—	—	2,500.0	—	—	2,500.0
A$ Dollar million	—	—	500.0	—	—	500.0
Rand debt translated to Dollar	—	—	170.2	—	—	170.2
A$ Dollar debt translated to Dollar	—	—	384.7	—	—	384.7
Total (US$m)	**250.0**	**165.0**	**989.9**	**662.0**	**931.4**	**2,998.3**
Total (US$m) – Uncommitted and committed loan facilities	**354.5**	**165.0**	**989.9**	**662.0**	**931.4**	**3,102.8**
Utilisation – Uncommitted loan facilities						
Rand million	—	—	—	—	—	—
US Dollar million	—	—	—	—	—	—
Rand debt translated to Dollar	—	—	—	—	—	—
Total (US$m)	**—**	**—**	**—**	**—**	**—**	**—**
Utilisation – Committed loan facilities (including US Dollar bond)						
US Dollar million	83.5	68.8	181.2	497.0	496.4	1,326.9
Rand million	—	—	—	—	—	—
A$ Dollar million	—	—	260.0	—	—	260.0
Rand debt translated to Dollar	—	—	—	—	—	—
A$ Dollar debt translated to Dollar	—	—	200.0	—	—	200.0
Total (US$m)	**83.5**	**68.8**	**381.2**	**497.0**	**496.4**	**1,526.9**
Total (US$m) – Utilisation – Uncommitted and committed loan facilities	**83.5**	**68.8**	**381.2**	**497.0**	**496.4**	**1,526.9**

Exchange rate : US$1.00 = R14.69 and US$1.00 = A$0.77 being the closing rate at 31 December 2020

RECONCILIATION OF HEADLINE EARNINGS

	United States Dollars Year ended	
Figures in millions unless otherwise stated	Dec 2020 (Reviewed)	Dec 2019 (Audited)
Net profit attributable to owners of the parent	723.0	161.6
Loss/(profit) on disposal of assets	0.2	(1.2)
Taxation effect on disposal of assets	(0.1)	0.4
Profit on disposal of Maverix[1]	—	(33.8)
(Reversal of impairment)/impairment of FSE	(62.3)	9.6
Impairment of investments and assets and other[2]	78.1	35.1
Taxation on impairment of investments and assets[2]	(8.9)	(9.0)
Non-controlling interest effect on impairment of investments and assets	(0.7)	—
Headline earnings	729.3	162.7
Headline earnings per share – cents	83	20
Based on headline earnings as given above divided by 878,661,474 (December 2019 – 827,386,603) being the weighted average number of ordinary shares in issue.		

[1] Profit on disposal of Maverix of US$14.6m under non-recurring items comprises profit on disposal of associate of US$33.8m, partially offset by a loss on derecognition of the investment in Maverix designated at fair value through profit or loss of US$19.2m.
[2] Includes write-off of exploration and evaluation assets in Australia and impairment of Asanko.

FAIR VALUE HIERARCHY (Reviewed)

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the year ended 31 December 2020 and 2019.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

United States Dollars

Figures in millions unless otherwise stated	December 2020				December 2019			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Financial assets measured at fair value								
Environmental trust funds	**7.4**	—	**7.4**	—	7.2	—	7.2	—
Trade receivables from provisional copper sales	**23.7**	—	**23.7**	—	22.8	—	22.8	—
Investments – listed	**42.4**	**42.4**	—	—	47.9	47.9	—	—
Asanko redeemable preference shares	**92.6**	—	—	**92.6**	95.5	—	—	95.5
Warrants	**12.9**	—	**12.9**	—	11.7	—	11.7	—
Gold and foreign currency derivative contracts (2019: oil derivative contracts)	**113.3**	—	**113.3**	—	1.1	—	1.1	—
Financial assets not measured at fair value								
Environmental trust funds	**71.9**	—	**71.9**	—	62.3	—	62.3	—
Financial liabilities measured at fair value								
Copper and oil derivative contracts (2019: gold and foreign currency derivative contracts)	**29.1**	—	**29.1**	—	127.6	—	127.6	—
Financial liabilities not measured at fair value								
Borrowings	**1,689.8**	**1,156.3**	—	**533.5**	1,952.4	1,700.4	—	252.0

Environmental trust funds
The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

Trade receivables from provisional copper sales
Valued using quoted market prices based on the forward London Metal Exchange ("LME") and, as such, classified within Level 2 of the fair value hierarchy.

Listed investments
Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

Asanko redeemable preference shares
The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value were market related interest rates and expected redemption period.

Warrants
Warrants are measured at fair value through profit or loss. The fair value is determined using a standard European call option format based on a standard option theory model.

Oil, gold, copper and foreign exchange derivative contracts
The fair values of these contracts are determined by using the applicable valuation models for each instrument type with the key inputs being forward prices, interest rates and volatility.

Borrowings
The 5-year notes and the 10-year notes (2019: 2020 notes, the 5-year notes and the 10-year notes) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within Level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within Level 3 of the fair value hierarchy.

HEDGING/DERIVATIVES (Reviewed)

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*

Ghana – Oil hedge

In June 2019 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 123.2 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$575 per metric tonne (equivalent to US$75.8 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$59.2 per barrel.

At the reporting date, the mark-to-market value on the hedge was negative US$10.0m with a realised loss of US$6.8m and unrealised loss of US$10.1m for the year ended 31 December 2020.

Ghana – Gold hedge

In June 2019, a total of 275,000oz of the expected production for 2020 for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero-cost collars (175,000oz) and average rate forwards (100,000oz). The average strike prices are US$1,364/oz on the floor and US$1,449/oz on the cap. The average strike price on the forwards is US$1,382/oz.

In 2019, 100,000oz of the expected production for the Ghanaian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars. The average strike prices are US$1,400/oz on the floor and US$1,557/oz on the cap.

At the reporting date, the mark-to-market value on the hedge was nil as all instruments had matured, with a realised loss of US$114.6m, partially offset by an unrealised gain and prior year mark-to-market reversals of US$36.4m of for the year ended 31 December 2020.

Australia – Oil hedge

In June 2019 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into for a total of 75.0 million litres of diesel for the period January 2020 to December 2022 based on 50% of usage over the specified period. The average swap price is US$74.0 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$57.4 per barrel.

At the reporting date, the mark-to-market value on the hedge was negative A$6.6m (US$5.1m) with a realised loss of A$4.9m (US$3.4m) and an unrealised loss of A$8.0m (US$5.5m) for the year ended 31 December 2020.

Australia – Gold hedge

In January 2019, a total of 456,000oz of the expected production for the Australian region was hedged for the period January 2019 to December 2019 using cash settled zero cost collars. The average strike prices are A$1,800/oz on the floor and A$1,869/oz on the cap.

In June 2019, a total of 480,000oz of the expected production for 2020 for the Australian region was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (270,000oz) and average rate forwards (210,000oz). The average strike prices are A$1,933/oz on the floor and A$2,014/oz on the cap. The average strike price on the forwards is A$1,957/oz.

In the first six months of 2020, 400,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts.

Between July and October 2020, an additional 600,000oz of the expected production for 2021 was hedged for the period January 2021 to December 2021 using bought puts. The average strike price of the total 1,000,000oz hedged is A$2,190/oz.

At the reporting date, the mark-to-market value on the remaining puts was a positive A$35.5m (US$27.3m) with a realised loss relating to all instruments of A$292.2m (US$201.4m), partially offset by an unrealised gain and prior year mark-to-market reversals of A$104m (US$71.8m) for the year ended 31 December 2020.

South Africa – Gold hedge

In June 2019, a total of 200,000oz of the expected production for 2020 for South Deep was hedged for the period January 2020 to December 2020 using cash settled zero cost collars (100,000oz) and average rate forwards (100,000oz). The average strike price is R660,000/kg on the floor and R727,000/kg on the cap. The average strike price is R681,400/kg on the forwards.

At the reporting date, the mark-to-market value on the hedge was nil as all instruments had matured with a realised loss of R1,562.6m (US$95.4m), partially offset by an unrealised gain and prior year mark-to-market reversals of R176m (US$10.7m) for the year ended 31 December 2020.

Salares Norte – Currency hedge

In March 2020, a total notional amount of US$544.5m was hedged at a rate of CLP/US$836.45 for the period July 2020 to December 2022.

At the reporting date of 31 December 2020 the mark-to-market value on the hedge was a positive US$86.0m with a realised gain of US$5.2m and an unrealised gain of US$86.0m for the year ended 31 December 2020.

La Cima – Copper hedge

In October and November 2020, a total of 24,000 metric tonnes of copper were hedged using cash settled zero cost collars. The hedges are for the period January 2021 to December 2021 and represent the total planned production for 2021. The average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap.

At the reporting date of 31 December 2020 the mark-to-market valuation on the hedge was a negative US$14.0m.

Outstanding hedges

At 31 December 2020, the following hedges are outstanding:
- Australia gold – 1,000,000oz using bought puts at an average strike price of A$2,190/oz for the period January 2021 to December 2021.
- Australia oil – a total of 51.6 million litres of diesel at an average swap price is US$74.0 per barrel using fixed price Singapore 10ppm Gasoil cash settled swap transactions for the period January 2021 to December 2022.
- Ghana oil – a total of 86.4 million litres of diesel at an average swap price is US$75.8 per barrel using fixed price ICE Gasoil cash settled swap transactions for the period January 2021 to December 2022.
- Peru – 24,000 metric tonnes of copper using cash settled zero cost collars at average strike price is US$6,525/Mt on the floor and US$7,382/Mt on the cap for the period January 2021 to December 2021.
- Chile – a total notional amount of US$484.9m at a rate of CLP/US$836.45 for the period January 2021 to December 2022.

* Have not been designated for hedge accounting and are accounted for as derivative financial instruments in the income statement.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

United States Dollars

Figures in millions unless otherwise stated		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region
					Ghana				Peru
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
Operating results (Unreviewed)									
Ore milled/treated	**Year 2020**	**42,706**	**40,032**	**2,258**	**21,707**	**14,234**	**4,798**	**2,674**	**6,796**
(000 tonnes)	Year 2019	38,342	35,868	1,666	20,868	13,749	4,645	2,474	6,718
Yield	**Year 2020**	**1.7**	**1.7**	**3.1**	**1.2**	**1.1**	**1.4**	**1.3**	**0.9**
(grams per tonne)	Year 2019	1.8	1.9	4.1	1.3	1.2	1.4	1.4	1.4
Gold produced	**Year 2020**	**2,312.4**	**2,200.0**	**226.9**	**861.7**	**526.3**	**223.0**	**112.5**	**207.1**
(000 managed equivalent ounces)	Year 2019	2,269.5	2,156.5	222.1	840.4	519.1	208.4	113.0	292.7
Gold sold	**Year 2020**	**2,311.8**	**2,202.1**	**226.9**	**858.9**	**526.3**	**223.0**	**109.7**	**205.5**
(000 managed equivalent ounces)	Year 2019	2,249.8	2,137.8	222.1	839.4	519.1	208.4	112.0	296.9
Gold price received	**Year 2020**	**1,765**	**1,768**	**1,763**	**1,766**	**1,763**	**1,798**	**1,715**	**1,795**
(dollar per equivalent ounce)	Year 2019	1,387	1,388	1,418	1,384	1,388	1,384	1,369	1,344
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Year 2020**	**39**	**39**	**101**	**29**	**21**	**49**	**40**	**23**
	Year 2019	41	41	148	27	24	32	36	25
All-in-sustaining costs	**Year 2020**	**969**	**961**	**1,237**	**1,027**	**1,017**	**1,008**	**1,114**	**484**
(dollar per ounce) revised interpretation	Year 2019	885	873	1,259	942	958	809	1,112	381
Total all-in-cost	**Year 2020**	**1,014**	**999**	**1,260**	**1,060**	**1,017**	**1,035**	**1,316**	**715**
(dollar per ounce)	Year 2019	997	985	1,259	1,039	958	1,147	1,214	472
Financial results (US$ millions) (Reviewed)									
Revenue	**Year 2020**	**4,080.2**	**3,892.1**	**400.1**	**1,516.7**	**927.7**	**400.8**	**188.2**	**368.8**
	Year 2019	3,120.0	2,966.7	314.8	1,162.0	720.4	288.3	153.3	399.0
Cost of sales before amortisation and depreciation	**Year 2020**	**(1,583.4)**	**(1,489.3)**	**(229.0)**	**(562.9)**	**(297.0)**	**(171.9)**	**(94.1)**	**(154.4)**
	Year 2019	(1,513.9)	(1,423.4)	(242.2)	(547.5)	(315.4)	(141.7)	(90.4)	(162.5)
Cost of sales before gold inventory change and amortisation and depreciation	**Year 2020**	**(1,661.9)**	**(1,554.7)**	**(227.2)**	**(634.8)**	**(294.5)**	**(233.1)**	**(107.1)**	**(158.3)**
	Year 2019	(1,555.1)	(1,466.4)	(245.9)	(569.0)	(329.8)	(150.4)	(88.7)	(168.4)
– Gold inventory change	**Year 2020**	**78.5**	**65.5**	**(1.8)**	**71.8**	**(2.4)**	**61.2**	**13.0**	**3.9**
	Year 2019	41.3	43.0	3.7	21.4	14.4	8.8	(1.7)	6.0
Amortisation of mining assets	**Year 2020**	**(672.2)**	**(649.3)**	**(29.1)**	**(266.7)**	**(168.2)**	**(75.6)**	**(22.9)**	**(77.6)**
	Year 2019	(642.0)	(599.0)	(32.9)	(278.7)	(181.8)	(53.9)	(43.0)	(92.6)
Other expenses	**Year 2020**	**(516.7)**	**(514.4)**	**(91.1)**	**(128.5)**	**(83.9)**	**(42.3)**	**(2.3)**	**(32.2)**
	Year 2019	(304.6)	(296.5)	(35.2)	(80.4)	(43.5)	(28.9)	(8.0)	(17.7)
Profit/(loss) before royalties and taxation	**Year 2020**	**1,307.9**	**1,239.1**	**50.9**	**558.5**	**378.7**	**111.0**	**68.8**	**104.6**
	Year 2019	659.6	647.8	4.5	255.4	179.7	63.9	11.8	126.3
Royalties, mining and income taxation	**Year 2020**	**(511.5)**	**(502.1)**	**(15.9)**	**(238.2)**	**(173.9)**	**(54.9)**	**(9.4)**	**(48.4)**
	Year 2019	(252.8)	(245.3)	1.8	(111.2)	(78.3)	(25.4)	(7.5)	(43.0)
– Normal taxation	**Year 2020**	**(347.8)**	**(347.8)**	**—**	**(129.6)**	**(129.6)**	**—**	**—**	**(52.2)**
	Year 2019	(184.5)	(184.5)	—	(72.5)	(72.5)	—	—	(56.3)
– Royalties	**Year 2020**	**(114.4)**	**(105.0)**	**(2.0)**	**(62.5)**	**(37.1)**	**(16.0)**	**(9.4)**	**(5.6)**
	Year 2019	(81.4)	(73.7)	(1.6)	(43.9)	(25.8)	(10.3)	(7.7)	(5.5)
– Deferred taxation	**Year 2020**	**(49.3)**	**(49.3)**	**(13.9)**	**(46.1)**	**(7.2)**	**(38.9)**	**—**	**9.4**
	Year 2019	13.1	12.9	3.4	5.2	20.1	(15.1)	0.2	18.7
Profit/(loss) before non-recurring items	**Year 2020**	**796.5**	**737.0**	**35.0**	**320.3**	**204.8**	**56.1**	**59.4**	**56.2**
	Year 2019	406.8	402.5	6.4	144.2	101.4	38.4	4.3	83.3
Non-recurring items	**Year 2020**	**(47.9)**	**(47.9)**	**0.3**	**(42.2)**	**(31.3)**	**(10.9)**	**—**	**(2.3)**
	Year 2019	(26.1)	(26.1)	0.8	(13.1)	(0.1)	(13.0)	—	(0.2)
Net profit/(loss)	**Year 2020**	**748.5**	**689.1**	**35.3**	**278.1**	**173.5**	**45.2**	**59.4**	**53.9**
	Year 2019	380.7	376.4	7.2	131.1	101.3	25.5	4.3	83.1
Capital expenditure	**Year 2020**	**(517.0)**	**(485.8)**	**(49.1)**	**(198.2)**	**(147.2)**	**(19.9)**	**(31.2)**	**(49.9)**
	Year 2019	(636.6)	(609.8)	(33.1)	(228.6)	(125.5)	(76.3)	(26.8)	(56.1)

The average US Dollar/Rand exchange rates were US$1 = R16.38 for 2020 and US$1 = R14.46 for 2019.
The average Australian/US Dollar exchange rates were A$1 = US$0.69 for 2020 and A$1 = US$0.70 for 2019.
Figures may not add as they are rounded independently.

SEGMENTAL OPERATING AND FINANCIAL RESULTS

United States Dollars

Figures in millions unless otherwise stated		United States Dollars					Australian Dollars					South African Rand
		Australia Region					Australia Region[1]					South Africa Region[2]
		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results (Unreviewed)												
Ore milled/treated (000 tonnes)	Year 2020	11,946	4,817	1,357	1,719	4,054	11,946	4,817	1,357	1,719	4,054	2,258
	Year 2019	9,089	4,466	1,231	1,753	1,639	9,089	4,466	1,231	1,753	1,639	1,666
Yield (grams per tonne)	Year 2020	2.6	2.5	5.3	4.9	1.0	2.6	2.5	5.3	4.9	1.0	3.1
	Year 2019	3.1	2.6	5.5	4.9	0.9	3.1	2.6	5.5	4.9	0.9	4.1
Gold produced (000 managed equivalent ounces)	Year 2020	1,016.8	384.9	233.3	269.6	129.1	1,016.8	384.9	233.3	269.6	129.1	7,056
	Year 2019	914.3	370.6	219.4	274.8	49.5	914.3	370.6	219.4	274.8	49.5	6,907
Gold sold (000 managed equivalent ounces)	Year 2020	1,020.5	393.8	233.5	265.2	128.0[3]	1,020.5	393.8	233.5	265.2	128.0[3]	7,056
	Year 2019	891.4	363.3	219.6	274.8	33.7[3]	891.4	363.3	219.6	274.8	33.7[3]	6,907
Gold price received (dollar per equivalent ounce)	Year 2020	1,759	1,756	1,762	1,758	1,762[3]	2,551	2,547	2,557	2,551	2,557[3]	928,707
	Year 2019	1,396	1,390	1,387	1,396	1,517[3]	2,007	1,998	1,994	2,007	2,181[3]	659,111
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	Year 2020	54	50	116	99	18[3]	78	72	168	144	26[3]	1,648
	Year 2019	63	52	134	89	19[3]	90	74	192	129	27[3]	2,135
All-in sustaining costs (dollar per ounce) revised interpretation	Year 2020	917	843	1,017	938	921[3]	1,331	1,223	1,475	1,360	1,337[3]	651,514
	Year 2019	829	818	967	752	683[3]	1,192	1,176	1,391	1,081	983[3]	585,482
Total all-in-cost (dollar per ounce)	Year 2020	957	873	1,053	1,010	931[3]	1,388	1,266	1,528	1,465	1,350[3]	663,635
	Year 2019	986	963	1,152	922	684[3]	1,418	1,385	1,656	1,325	983[3]	585,482
Financial results (US$ millions) (Reviewed)												
Revenue	Year 2020	1,794.7	691.4	411.5	466.4	225.4[3]	2,603.8	1,003.0	597.0	676.7	327.2[3]	6,552.9
	Year 2019	1,244.2	504.9	304.5	383.7	51.2[3]	1,789.1	726.0	437.8	551.7	73.6[3]	4,552.5
Cost of sales before amortisation and depreciation	Year 2020	(637.1)	(234.1)	(162.8)	(167.1)	(73.1)[3]	(924.1)	(339.5)	(236.1)	(242.5)	(106.1)[3]	(3,750.6)
	Year 2019	(561.6)	(228.7)	(162.0)	(157.2)	(13.7)[3]	(807.5)	(328.8)	(232.9)	(226.1)	(19.7)[3]	(3,502.6)
Cost of sales before gold inventory change and amortisation and depreciation	Year 2020	(641.6)	(240.7)	(157.3)	(170.2)	(73.4)[3]	(930.7)	(349.1)	(228.2)	(246.9)	(106.5)[3]	(3,721.7)
	Year 2019	(571.8)	(231.2)	(164.5)	(156.9)	(19.1)[3]	(822.1)	(332.5)	(236.6)	(225.6)	(27.5)[3]	(3,556.3)
– Gold inventory change	Year 2020	4.5	6.6	(5.4)	3.1	0.3[3]	6.6	9.6	(7.9)	4.5	0.4[3]	(28.9)
	Year 2019	10.2	2.5	2.6	(0.3)	5.4[3]	14.6	3.6	3.7	(0.5)	7.8[3]	53.7
Amortisation of mining assets	Year 2020	(298.8)					(433.4)					(476.0)
	Year 2019	(237.8)					(341.9)					(475.7)
Other expenses	Year 2020	(264.9)					(384.3)					(1,492.0)
	Year 2019	(171.3)					(246.3)					(508.5)
Profit/(loss) before royalties and taxation	Year 2020	593.9					862.0					834.3
	Year 2019	273.4					393.2					65.7
Royalties, mining and income taxation	Year 2020	(208.9)					(303.1)					(260.9)
	Year 2019	(100.5)					(144.5)					26.6
– Normal taxation	Year 2020	(166.0)					(240.8)					—
	Year 2019	(55.7)					(80.1)					—
– Royalties	Year 2020	(44.3)					(64.2)					(32.8)
	Year 2019	(30.5)					(43.9)					(22.8)
– Deferred taxation	Year 2020	1.3					2.0					(228.1)
	Year 2019	(14.2)					(20.5)					49.4
Profit/(loss) before non-recurring items	Year 2020	384.9					558.9					573.5
	Year 2019	172.9					248.7					92.3
Non-recurring items	Year 2020	(3.8)					(5.4)					5.2
	Year 2019	(13.7)					(19.7)					12.1
Net profit/(loss)	Year 2020	381.2					553.4					578.6
	Year 2019	159.3					229.0					104.4
Capital expenditure	Year 2020	(219.8)	(73.5)	(51.9)	(66.4)	(28.0)	(318.8)	(106.5)	(75.3)	(96.4)	(40.6)	(803.9)
	Year 2019	(318.8)	(98.3)	(76.1)	(72.2)	(72.1)	(458.4)	(141.4)	(109.5)	(103.8)	(103.7)	(479.1)

At the Australian operations, as a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below cost of sales.
[1] For Australia, all financial numbers are in Australian Dollar.
[2] For South Africa, all financial numbers are in Rand and Rand per kilogram.
[3] Includes post commercial level data only.
Figures may not add as they are rounded independently.

ALL-IN COST (Unreviewed)
World Gold Council Industry Standard

Figures in millions unless otherwise stated		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana — Total	Tarkwa	Damang	Asanko 45%	South America Region — Peru — Cerro Corona
Cost of sales before gold inventory change and amortisation and depreciation	Year 2020	(1,661.9)	(1,661.9)	(1,554.7)	(227.2)	(634.7)	(294.5)	(233.1)	(107.1)	(158.3)
	Year 2019	(1,553.5)	(1,553.4)	(1,466.4)	(245.9)	(567.2)	(329.8)	(150.4)	(87.0)	(168.4)
Gold inventory change	Year 2020	78.5	78.5	65.5	(1.8)	71.8	(2.4)	61.2	13.0	3.9
	Year 2019	41.6	41.6	43.0	3.7	21.8	14.4	8.8	(1.4)	6.0
Royalties	Year 2020	(114.4)	(114.4)	(105.0)	(2.0)	(62.5)	(37.1)	(16.0)	(9.4)	(5.6)
	Year 2019	(81.4)	(81.4)	(73.7)	(1.6)	(43.9)	(25.8)	(10.3)	(7.7)	(5.5)
Realised gains/(losses) on commodity cost hedges	Year 2020	(10.2)	(10.2)	(10.2)	—	(6.8)	(4.7)	(2.1)	—	—
	Year 2019	8.5	8.5	8.5	—	5.4	3.9	1.5	—	—
Community/social responsibility costs	Year 2020	(12.4)	(12.4)	(12.4)	(0.7)	(7.9)	(5.9)	(2.0)	—	(3.9)
	Year 2019	(18.2)	(18.2)	(18.0)	(1.7)	(13.0)	(11.7)	(1.2)	(0.1)	(3.4)
Non-cash remuneration – share-based payments	Year 2020	(14.3)	(6.6)	(6.6)	0.6	(2.8)	(2.9)	—	—	(1.5)
	Year 2019	(20.5)	(9.8)	(9.8)	0.8	(5.2)	(3.4)	(1.8)	—	(1.1)
Cash remuneration (long-term incentive plan)	Year 2020	(49.2)	(41.7)	(41.7)	(6.1)	(12.7)	(8.8)	(3.9)	—	(5.3)
	Year 2019	(9.1)	(6.7)	(6.7)	(1.8)	(2.2)	(1.5)	(0.7)	—	(0.4)
Other	Year 2020	(1.0)	(1.0)	(1.0)	—	(1.0)	—	(1.0)	—	—
	Year 2019	(5.3)	(4.4)	(4.4)	—	—	—	—	—	(4.4)
By-product credits	Year 2020	148.3	148.3	147.9	0.6	1.8	1.3	0.1	0.4	144.1
	Year 2019	168.5	168.5	168.2	0.3	2.1	1.6	0.1	0.4	165.1
Rehabilitation amortisation and interest	Year 2020	(24.6)	(24.6)	(24.4)	(0.1)	(8.6)	(6.2)	(2.1)	(0.2)	(6.7)
	Year 2019	(20.3)	(20.1)	(19.7)	(0.2)	(6.0)	(4.2)	(1.4)	(0.4)	(5.8)
Sustaining capital expenditure	Year 2020	(422.0)	(420.9)	(408.0)	(43.9)	(174.0)	(147.2)	(13.8)	(12.9)#	(23.6)
	Year 2019	(341.2)	(339.8)	(320.2)	(33.1)	(150.9)	(125.5)	(5.8)	(19.6)#	(43.8)
Lease payments	Year 2020	(91.8)	(89.9)	(84.0)	(0.1)	(44.4)	(26.5)	(11.9)	(5.9)	(1.1)
	Year 2019	(65.7)	(57.0)	(48.4)	(0.1)	(31.4)	(15.4)	(7.3)	(8.7)	(1.0)
All-in sustaining costs	Year 2020	(2,175.0)	(2,156.8)	(2,034.6)	(280.7)	(881.9)	(535.0)	(224.7)	(122.2)	(58.1)
	Year 2019	(1,894.3)	(1,870.1)	(1,745.6)	(279.7)	(790.5)	(497.4)	(168.6)	(124.5)	(60.8)
Realised gains/losses on capital cost hedges	Year 2020	5.2	—	—	—	—	—	—	—	—
	Year 2019	—	—	—	—	—	—	—	—	—
Non-cash remuneration (share based payments)	Year 2020	(0.2)	—	—	—	—	—	—	—	—
	Year 2019	—	—	—	—	—	—	—	—	—
Cash remuneration (long term incentive plan)	Year 2020	(2.1)	—	—	—	—	—	—	—	—
	Year 2019	—	—	—	—	—	—	—	—	—
Lease payments	Year 2020	(0.9)	—	—	—	—	—	—	—	—
	Year 2019	—	—	—	—	—	—	—	—	—
Exploration, feasibility and evaluation costs	Year 2020	(36.8)	(5.4)	(1.4)	—	(3.9)	—	—	(3.9)	(1.4)
	Year 2019	(56.4)	(6.4)	(2.2)	—	(4.2)	—	—	(4.2)	(2.2)
Non-sustaining capital expenditure	Year 2020	(192.9)	(96.2)	(77.9)	(5.2)	(24.3)	—	(6.1)	(18.2)	(26.3)
	Year 2019	(298.2)	(230.1)	(222.9)	—	(77.7)	—	(70.5)	(7.2)	(12.4)
Total all-in cost	Year 2020	(2,402.7)	(2,258.4)	(2,114.0)	(285.9)	(910.1)	(535.0)	(230.8)	(144.4)	(85.9)
	Year 2019	(2,248.9)	(2,106.6)	(1,970.7)	(279.7)	(872.4)	(497.4)	(239.0)	(136.0)	(75.4)
Total all-in sustaining cost	Year 2020	(2,175.0)	(2,156.8)	(2,034.6)	(280.7)	(881.9)	(535.0)	(224.7)	(122.2)	(58.1)
	Year 2019	(1,894.3)	(1,870.1)	(1,745.6)	(279.7)	(790.5)	(497.4)	(168.6)	(124.5)	(60.8)
Gold only ounces sold – (000 ounces)	Year 2020	2,226.4	2,226.4	2,116.7	226.9	858.9	526.3	223.0	109.7	120.2
	Year 2019	2,112.6	2,112.6	2,000.6	222.1	839.4	519.1	208.4	112.0	159.7
AISC per ounce of gold sold US$/oz	Year 2020	977	969	961	1,237	1,027	1,017	1,008	1,114	484
	Year 2019	897	885	873	1,259	942	958	809	1,112	381
Total all-in cost	Year 2020	(2,402.7)	(2,258.4)	(2,114.0)	(285.9)	(910.1)	(535.0)	(230.8)	(144.4)	(85.9)
	Year 2019	(2,248.9)	(2,106.6)	(1,970.7)	(279.7)	(872.4)	(497.4)	(239.0)	(136.0)	(75.4)
Gold only ounces sold – (000 ounces)	Year 2020	2,226.4	2,226.4	2,116.7	226.9	858.9	526.3	223.0	109.7	120.2
	Year 2019	2,112.6	2,112.6	2,000.6	222.1	839.4	519.1	208.4	112.0	159.7
AIC per ounce of gold sold US$/oz	Year 2020	1,079	1,014	999	1,260	1,060	1,017	1,035	1,316	715
	Year 2019	1,064	997	985	1,259	1,039	958	1,147	1,214	472

The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.
Includes Gold Fields 45% share of deferred stripping of US$6.7m (100% basis US$14.8m) and US$15.3m (100% basis US$34.0m) for the year ended 31 December 2020 and 31 December 2019, respectively.

ALL-IN COST (Unreviewed)
WORLD GOLD COUNCIL INDUSTRY STANDARD

		United States Dollars					
			Australia Region				Corporate and projects
			Australia				
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	
Cost of sales before gold inventory change and amortisation and depreciation	Year 2020	(641.6)	(240.7)	(157.3)	(170.2)	(73.4)	—
	Year 2019	(571.8)	(231.2)	(164.5)	(156.9)	(19.1)	—
Gold inventory change	Year 2020	4.5	6.6	(5.4)	3.1	0.3	—
	Year 2019	10.2	2.5	2.6	(0.3)	5.4	—
Royalties	Year 2020	(44.3)	(17.1)	(10.1)	(11.5)	(5.5)	—
	Year 2019	(30.5)	(12.5)	(7.3)	(9.5)	(1.3)	—
Realised gains/losses on commodity cost hedges	Year 2020	(3.4)	(1.6)	(1.1)	(0.7)	—	—
	Year 2019	3.1	1.9	0.6	0.5	—	—
Community/social responsibility costs	Year 2020	—	—	—	—	—	—
	Year 2019	—	—	—	—	—	—
Non-cash remuneration – share-based payments	Year 2020	(2.8)	(0.8)	(0.6)	(0.8)	(0.6)	(7.8)
	Year 2019	(4.3)	(1.7)	(1.2)	(1.3)	(0.1)	(10.7)
Cash remuneration (long-term incentive plan)	Year 2020	(17.6)	(6.4)	(4.5)	(5.0)	(1.7)	(7.5)
	Year 2019	(2.3)	(0.9)	(0.6)	(0.7)	(0.1)	(2.4)
Other	Year 2020	—	—	—	—	—	—
	Year 2019	—	—	—	—	—	(0.9)
By-product credits	Year 2020	1.8	0.9	0.3	0.2	0.4	—
	Year 2019	1.0	0.6	0.3	0.1	0.1	—
Rehabilitation amortisation and interest	Year 2020	(9.1)	(3.6)	(1.7)	(2.1)	(1.6)	—
	Year 2019	(8.1)	(4.0)	(1.8)	(1.6)	(0.6)	(0.3)
Sustaining capital expenditure	Year 2020	(179.5)	(61.9)	(43.5)	(47.3)	(26.8)	(1.1)
	Year 2019	(111.9)	(45.6)	(35.7)	(25.5)	(5.2)	(1.4)
Lease payments	Year 2020	(44.3)	(7.5)	(13.6)	(14.3)	(8.9)	(1.9)
	Year 2019	(24.4)	(6.3)	(4.6)	(11.3)	(2.2)	(8.6)
All-in sustaining costs	Year 2020	(936.2)	(332.1)	(237.4)	(248.7)	(117.9)	(18.2)
	Year 2019	(739.2)	(297.2)	(212.4)	(206.5)	(23.0)	(24.1)
Realised gains/losses on capital cost hedges	Year 2020	—	—	—	—	—	5.2
	Year 2019	—	—	—	—	—	
Non-cash remuneration (share based payments)	Year 2020	—	—	—	—	—	(0.2)
	Year 2019	—	—	—	—	—	
Cash remuneration (long term incentive plan)	Year 2020	—	—	—	—	—	(2.1)
	Year 2019	—	—	—	—	—	
Lease payments	Year 2020	—	—	—	—	—	(0.9)
	Year 2019	—	—	—	—	—	
Exploration, feasibility and evaluation costs	Year 2020	—	—	—	—	—	(31.4)
	Year 2019	—	—	—	—	—	(50.0)
Non-sustaining capital expenditure	Year 2020	(40.3)	(11.5)	(8.5)	(19.1)	(1.2)	(96.7)
	Year 2019	(140.0)	(52.8)	(40.5)	(46.7)	—	(68.1)
Total all-in cost	Year 2020	(976.5)	(343.6)	(245.9)	(267.9)	(119.1)	(144.3)
	Year 2019	(879.2)	(350.0)	(252.8)	(253.3)	(23.1)	(142.2)
Total all-in sustaining cost	Year 2020	(936.2)	(332.1)	(237.4)	(248.7)	(117.9)	(18.2)
	Year 2019	(739.2)	(297.2)	(212.4)	(206.5)	(23.0)	(24.1)
Gold only ounces sold – (000 ounces)	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
	Year 2019	891.4	363.3	219.6	274.8	33.7	—
AISC per ounce of gold sold US$/oz	Year 2020	917	843	1,017	938	921	—
	Year 2019	829	818	967	752	683	—
Total all-in cost	Year 2020	(976.5)	(343.6)	(245.9)	(267.9)	(119.1)	(144.3)
	Year 2019	(879.2)	(350.0)	(252.8)	(253.3)	(23.1)	(142.2)
Gold only ounces sold – (000 ounces)	Year 2020	1,020.5	393.8	233.5	265.2	128.0	
	Year 2019	891.4	363.3	219.6	274.8	33.7	—
AIC per ounce of gold sold US$/oz	Year 2020	957	873	1,053	1,010	931	—
	Year 2019	986	963	1,152	922	684	—

The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (Unreviewed)

World Gold Council Industry Standard

		United States Dollars			South Africa Region	West Africa Region				South America Region
							Ghana			Peru
Figures in millions unless otherwise stated		Total Group Including Equity Accounted Joint Venture	Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona
All-in sustaining costs (per table on page 33)	Year 2020	(2,175.0)	(2,156.8)	(2,034.6)	(280.7)	(881.9)	(535.0)	(224.7)	(122.2)	(58.1)
	Year 2019	(1,894.3)	(1,870.1)	(1,745.6)	(279.7)	(790.5)	(497.4)	(168.6)	(124.5)	(60.8)
Add back by-product credits	Year 2020	(148.3)	(148.3)	(147.9)	(0.6)	(1.8)	(1.3)	(0.1)	(0.4)	(144.1)
	Year 2019	(168.5)	(168.5)	(168.2)	(0.3)	(2.1)	(1.6)	(0.1)	(0.4)	(165.1)
All-in sustaining costs gross of by-product credits	Year 2020	(2,323.3)	(2,305.1)	(2,182.5)	(281.2)	(883.7)	(536.3)	(224.8)	(122.6)	(202.2)
	Year 2019	(2,062.8)	(2,038.6)	(1,913.8)	(280.0)	(792.6)	(499.0)	(168.7)	(124.9)	(225.9)
Gold equivalent ounces sold	Year 2020	2,311.8	2,311.8	2,202.1	226.9	858.9	526.3	223.0	109.7	205.5
	Year 2019	2,249.8	2,249.8	2,137.8	222.1	839.4	519.1	208.4	112.0	296.9
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Year 2020	1,005	997	991	1,240	1,029	1,019	1,008	1,118	984
	Year 2019	917	906	895	1,261	944	961	810	1,115	761
All-in cost (per table on page 33)	Year 2020	(2,402.7)	(2,258.4)	(2,114.0)	(285.9)	(910.1)	(535.0)	(230.8)	(144.4)	(85.9)
	Year 2019	(2,248.9)	(2,106.6)	(1,970.7)	(279.7)	(872.4)	(497.4)	(239.0)	(136.0)	(75.4)
Add back by-product credits	Year 2020	(148.3)	(148.3)	(147.9)	(0.6)	(1.8)	(1.3)	(0.1)	(0.4)	(144.1)
	Year 2019	(168.5)	(168.5)	(168.2)	(0.3)	(2.1)	(1.6)	(0.1)	(0.4)	(165.1)
All-in cost gross of by-product credits	Year 2020	(2,551.0)	(2,406.7)	(2,261.9)	(286.5)	(911.9)	(536.3)	(230.8)	(144.8)	(230.0)
	Year 2019	(2,417.4)	(2,275.1)	(2,138.9)	(280.0)	(874.5)	(499.0)	(239.1)	(136.4)	(240.5)
Gold equivalent ounces sold	Year 2020	2,311.8	2,311.8	2,202.1	226.9	858.9	526.3	223.0	109.7	205.5
	Year 2019	2,249.8	2,249.8	2,137.8	222.1	839.4	519.1	208.4	112.0	296.9
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Year 2020	1,103	1,041	1,027	1,263	1,062	1,019	1,035	1,320	1,119
	Year 2019	1,074	1,011	1,000	1,261	1,042	961	1,148	1,218	810

The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

ALL-IN SUSTAINING COSTS AND ALL-IN COST GROSS OF BY-PRODUCT CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (Unreviewed)

World Gold Council Industry Standard

				United States Dollars			
				Australia Region			
				Australia			
Figures in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Corporate and projects
All-in sustaining costs (per table on page 34)	Year 2020	(936.2)	(332.1)	(237.4)	(248.7)	(117.9)	(18.2)
	Year 2019	(739.2)	(297.2)	(212.4)	(206.5)	(23.0)	(24.1)
Add back by-product credits	Year 2020	(1.8)	(0.9)	(0.3)	(0.2)	(0.4)	—
	Year 2019	(1.0)	(0.6)	(0.3)	(0.1)	(0.1)	—
All-in sustaining costs gross of by-product credits	Year 2020	(938.0)	(333.0)	(237.8)	(248.9)	(118.3)	(18.2)
	Year 2019	(740.2)	(297.8)	(212.7)	(206.6)	(23.1)	—
Gold equivalent ounces sold	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
	Year 2019	891.4	363.3	219.6	274.8	33.7	—
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Year 2020	919	846	1,018	938	925	—
	Year 2019	830	820	969	752	685	—
All-in cost (per table on page 34)	Year 2020	(976.5)	(343.6)	(245.9)	(267.9)	(119.1)	(144.3)
	Year 2019	(879.2)	(350.0)	(252.8)	(253.3)	(23.0)	(142.2)
Add back by-product credits	Year 2020	(1.8)	(0.9)	(0.3)	(0.2)	(0.4)	—
	Year 2019	(1.0)	(0.6)	(0.3)	(0.1)	(0.1)	—
All-in cost gross of by-product credits	Year 2020	(978.3)	(344.5)	(246.2)	(268.0)	(119.5)	(144.3)
	Year 2019	(880.2)	(350.6)	(253.1)	(253.4)	(23.1)	(142.2)
Gold equivalent ounces sold	Year 2020	1,020.5	393.8	233.5	265.2	128.0	—
	Year 2019	891.4	363.3	219.6	274.8	33.7	—
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	Year 2020	959	875	1,055	1,010	934	—
	Year 2019	987	965	1,153	922	685	—

The comparatives for the year ended 31 December 2019 have been updated to the New Interpretation of the WGC AIC standard.

UNDERGROUND AND SURFACE (Unreviewed)

United States Dollars

Imperial ounces with metric tonnes and grade		Total Mine Operations Including Equity Accounted Joint Venture	Total Mine Operations Excluding Equity Accounted Joint Venture	South Africa Region	West Africa Region				South America Region	Australia Region				
					Ghana				Peru	Australia				
				South Deep	Total	Tarkwa	Damang	Asanko 45%	Cerro Corona	Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)														
– underground ore	**Year 2020**	**5,867**		**1,136**	**—**	**—**	**—**	**—**	**—**	**4,731**	**1,737**	**1,294**	**1,700**	**—**
	Year 2019	5,384	5,384	1,060	—	—	—	—	—	4,323	1,328	1,284	1,712	—
– underground waste	**Year 2020**	**2,245**	**2,245**	**86**	**—**	**—**	**—**	**—**	**—**	**2,159**	**772**	**750**	**637**	**—**
	Year 2019	2,312	2,312	77	—	—	—	—	—	2,235	926	678	631	—
– surface ore	**Year 2020**	**35,022**	**32,236**	**—**	**21,344**	**11,877**	**6,680**	**2,787**	**7,303**	**6,376**	**2,331**	**—**	**—**	**4,044**
	Year 2019	37,148	34,865	—	21,991	15,029	4,680	2,282	8,024	7,132	3,752	—	—	3,380
– total	**Year 2020**	**43,134**	**40,347**	**1,221**	**21,344**	**11,877**	**6,680**	**2,787**	**7,303**	**13,266**	**4,841**	**2,044**	**2,336**	**4,044**
	Year 2019	44,843	42,561	1,138	21,991	15,029	4,680	2,282	8,024	13,690	6,006	1,961	2,342	3,380
Grade mined (grams per tonne)														
– underground ore	**Year 2020**	**5.6**	**5.6**	**6.3**	**—**	**—**	**—**	**—**	**—**	**5.4**	**5.3**	**5.8**	**5.3**	**—**
	Year 2019	5.3	5.3	6.2	—	—	—	—	—	5.0	4.1	5.7	5.3	—
– surface ore	**Year 2020**	**1.3**	**1.3**	**—**	**1.5**	**1.4**	**1.6**	**1.4**	**0.9**	**1.3**	**1.7**	**—**	**—**	**1.1**
	Year 2019	1.3	1.3	—	1.3	1.2	1.6	1.5	1.0	1.3	1.8	—	—	0.9
– total	**Year 2020**	**1.8**	**1.9**	**5.9**	**1.5**	**1.4**	**1.6**	**1.4**	**0.9**	**3.1**	**3.2**	**5.8**	**5.3**	**1.1**
	Year 2019	1.7	1.7	5.8	1.3	1.2	1.6	1.5	1.0	2.7	2.4	5.7	5.3	0.9
Gold mined (000 ounces)														
– underground ore	**Year 2020**	**1,055.6**	**1,055.6**	**230.2**	**—**	**—**	**—**	**—**	**—**	**825.4**	**294.1**	**240.4**	**290.9**	**—**
	Year 2019	911.6	911.6	210.4	—	—	—	—	—	701.2	174.6	235.5	291.1	—
– surface ore	**Year 2020**	**1,480.9**	**1,351.4**	**—**	**1,010.3**	**533.3**	**347.4**	**129.6**	**200.2**	**270.5**	**129.2**	**—**	**—**	**141.3**
	Year 2019	1,521.8	1,410.2	—	943.9	594.4	237.9	111.6	270.0	308.0	213.3	—	—	94.6
– total	**Year 2020**	**2,536.6**	**2,407.0**	**230.2**	**1,010.3**	**533.3**	**347.4**	**129.6**	**200.2**	**1,095.9**	**423.2**	**240.4**	**290.9**	**141.3**
	Year 2019	2,433.5	2,321.9	210.4	943.9	594.4	237.9	111.6	270.0	1,009.2	387.9	235.5	291.1	94.6
Ore milled/treated (000 tonnes)														
– underground ore	**Year 2020**	**6,051**	**6,051**	**1,154**	**—**	**—**	**—**	**—**	**—**	**4,897**	**1,821**	**1,357**	**1,719**	**—**
	Year 2019	5,549	5,549	1,098	—	—	—	—	—	4,450	1,467	1,231	1,753	—
– underground waste	**Year 2020**	**55**	**55**	**55**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**
	Year 2019	53	53	53	—	—	—	—	—	—	—	—	—	—
– surface ore	**Year 2020**	**36,600**	**33,926**	**1,048**	**21,707**	**14,234**	**4,798**	**2,674**	**6,796**	**7,050**	**2,996**	**—**	**—**	**4,054**
	Year 2019	32,740	30,266	515	20,868	13,749	4,645	2,474	6,718	4,639	2,999	—	—	1,639
– total	**Year 2020**	**42,706**	**40,032**	**2,258**	**21,707**	**14,234**	**4,798**	**2,674**	**6,796**	**11,946**	**4,817**	**1,357**	**1,719**	**4,054**
	Year 2019	38,342	35,868	1,666	20,868	13,749	4,645	2,474	6,718	9,089	4,466	1,231	1,753	1,639
Yield (grams per tonne)														
– underground ore	**Year 2020**	**5.0**	**5.0**	**6.0**	**—**	**—**	**—**	**—**	**—**	**4.8**	**4.3**	**5.3**	**4.9**	**—**
	Year 2019	5.0	5.0	6.2	—	—	—	—	—	4.7	3.8	5.5	4.9	—
– surface ore	**Year 2020**	**1.1**	**1.1**	**0.1**	**1.2**	**1.1**	**1.4**	**1.3**	**0.9**	**1.2**	**1.4**	**—**	**—**	**1.0**
	Year 2019	1.3	1.3	0.2	1.3	1.2	1.4	1.4	1.4	1.6	2.0	—	—	0.9
– combined	**Year 2020**	**1.7**	**1.7**	**3.1**	**1.2**	**1.1**	**1.4**	**1.3**	**0.9**	**2.6**	**2.5**	**5.3**	**4.9**	**1.0**
	Year 2019	1.8	1.9	4.1	1.3	1.2	1.4	1.4	1.4	3.1	2.6	5.5	4.9	0.9
Gold produced (000 ounces)														
– underground ore	**Year 2020**	**978.2**	**978.2**	**223.2**	**—**	**—**	**—**	**—**	**—**	**755.0**	**252.1**	**233.3**	**269.6**	**—**
	Year 2019	893.8	893.8	219.4	—	—	—	—	—	674.3	180.1	219.4	274.8	—
– surface ore	**Year 2020**	**1,334.2**	**1,221.8**	**3.6**	**861.7**	**526.3**	**223.0**	**112.5**	**207.1**	**261.9**	**132.8**	**—**	**—**	**129.1**
	Year 2019	1,375.7	1,262.8	2.6	840.4	519.1	208.4	113.0	292.7	240.0	190.5	—	—	49.5
– total	**Year 2020**	**2,312.4**	**2,200.0**	**226.9**	**861.7**	**526.3**	**223.0**	**112.5**	**207.1**	**1,016.8**	**384.9**	**233.3**	**269.6**	**129.1**
	Year 2019	2,269.5	2,156.5	222.1	840.4	519.1	208.4	113.0	292.7	914.3	370.6	219.4	274.8	49.5
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)														
– underground	**Year 2020**	**114**	**114**	**178**	**—**	**—**	**—**	**—**	**—**	**99**	**86**	**116**	**99**	**—**
	Year 2019	124	124	213	—	—	—	—	—	101	88	134	89	—
– surface	**Year 2020**	**26**	**25**	**11**	**29**	**21**	**49**	**41**	**23**	**22**	**28**	**—**	**—**	**18**
	Year 2019	26	25	2	27	24	32	36	25	26	34	—	—	19
– total	**Year 2020**	**39**	**39**	**101**	**29**	**21**	**49**	**41**	**23**	**54**	**50**	**116**	**99**	**18**
	Year 2019	41	41	148	27	24	32	36	25	63	52	134	89	19

Review of Operations

Quarter ended 31 December 2020 compared with quarter ended 30 September 2020
Figures may not add as they are rounded independently.

South Africa region
South Deep

		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	304	341	(11)%
Waste mined	000 tonnes	45	25	81%
Total tonnes	000 tonnes	349	366	(5)%
Grade mined – underground reef	g/t	6.30	6.37	(1)%
Grade mined – underground total	g/t	5.49	5.94	(8)%
Gold mined	kg	1,915	2,174	(12)%
	000'oz	61.6	69.9	(12)%
Destress	m²	10,054	10,533	(5)%
Development	m	1,012	995	2%
Secondary support	m	2,577	3,322	(22)%
Backfill	m³	68,821	113,027	(39)%
Ore milled – underground reef	000 tonnes	324	329	(2)%
Ore milled – underground waste	000 tonnes	37	6	551%
Ore milled – surface	000 tonnes	380	228	67%
Total tonnes milled	000 tonnes	741	563	32%
Yield – underground reef	g/t	5.76	6.07	(5)%
Surface yield	g/t	0.13	0.08	54%
Total yield	g/t	2.58	3.59	(28)%
Gold produced	kg	1,914	2,019	(5)%
	000'oz	61.5	64.9	(5)%
Gold sold	kg	1,965	2,049	(4)%
	000'oz	63.2	65.9	(4)%
AISC – revised interpretation guidance (WGC November 2018)	R/kg	734,814	572,447	28%
	US$/oz	1,443	1,055	37%
AIC	R/kg	761,455	583,344	31%
	US$/oz	1,494	1,075	39%
Sustaining capital expenditure	Rm	357.1	130.6	173%
	US$m	22.1	7.7	186%
Non-sustaining capital expenditure	Rm	52.3	22.3	134%
	US$m	3.2	1.3	142%
Total capital expenditure	Rm	409.4	152.9	168%
	US$m	25.4	9.1	180%

South Deep ramped up production post COVID-19 lockdown and interruptions and has maintained momentum.

Gold production decreased by 5% to 1,914kg (61,500oz) in the December quarter from 2,019kg (64,900oz) in the September quarter as a result of milling lower reef tonnes at lower grade as per plan.

Gold mined decreased by 12% to 1,915kg (61,600oz) in the December quarter from 2,174kg (69,900oz) in the September quarter mainly as a result of a planned maintenance upgrade of the main shaft man winder brake which had a consequential impact on mining activities in the last two weeks of December.

Reef yield decreased by 5% to 5.76g/t in the December quarter from 6.07g/t in the September quarter due to treating lower grade material, which was impacted by ore phasing between broken and trammed tonnes.

Development increased by 2% to 1,012m in the December quarter from 995m in the September quarter, while destress decreased by 5% to 10,054m² in the December quarter from 10,533m² in the September quarter. Seismicity related stoppages impacted destress progress, however, destress resources were diverted to development.

Secondary support and backfill decreased quarter-on-quarter by 22% and 39%, respectively. The reduction in backlog secondary support is in line with the business plan. Whilst there is a reduction in backfill placed, priority voids have been filled with only 30,000m³ available for filling.

All-in cost increased by 31% to R761,455/kg (US$1,494/oz) in the December quarter from R583,344/kg (US$1,075/oz) in the September quarter mainly driven by less gold sold, higher cost of sales before amortisation and depreciation and higher capital expenditure relating to cash flow phasing attributable to supply chain constraints as a result of COVID-19 in the previous quarter. The main drivers behind the increase was delivery of fleet (R96m), man winder drum upgrade (R28m), construction of a plant perimeter wall (R13m), the expansion and civils for on-site power generation (R12m) and the increase in new mine development quarter-on-quarter (R25m).

West Africa region
Ghana
Tarkwa

		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	2,922	2,613	12%
Waste (Capital)	000 tonnes	14,016	12,804	9%
Waste (Operational)	000 tonnes	4,938	6,281	(21)%
Total waste mined	000 tonnes	18,954	19,085	(1)%
Total tonnes mined	000 tonnes	21,876	21,698	1%
Strip ratio	waste/ore	6.5	7.3	(11)%
Grade mined	g/t	1.54	1.40	10%
Gold mined	000'oz	144.6	117.7	23%
Tonnes milled	000 tonnes	3,452	3,468	—%
Yield	g/t	1.15	1.14	—%
Gold produced	000'oz	127.2	127.3	—%
Gold sold	000'oz	127.2	127.3	—%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	996	1,099	(9)%
AIC	US$/oz	996	1,099	(9)%
Sustaining capital expenditure	US$m	38.2	41.5	(8)%
Non-sustaining expenditure	US$m	—	—	—%
Total capital expenditure	US$m	38.2	41.5	(8)%

Gold production decreased marginally to 127,200oz in the December quarter from 127,300oz in the September quarter. Realised yield increased to 1.15g/t in the December quarter from 1.14g/t in the September quarter.

Total tonnes mined, including capital waste stripping, increased by 1% to 21.9 million tonnes in December quarter from 21.7 million tonnes in September quarter due to improved equipment performance. Ore mined increased by 12% to 2.9 million tonnes in December quarter from 2.6 million tonnes in September quarter. Capital waste increased by 9% to 14.0 million tonnes in the December quarter from 12.8 million tonnes in the September quarter. Operational waste decreased by 21% to 4.9 million tonnes in December quarter from 6.3 million tonnes in September quarter due to increased focus on capital waste mining to exposed ore for January 2021.

The additional gold mined as a result of the December quarter face positions was stockpiled in order to sustain gold production in 2021 as the focus on capital waste strip continues. Stockpile on hand at the end of the December quarter was 9.9Mt at an average grade of 0.83g/t compared to 10.5Mt at an average grade of 0.76g/t at the end of the September quarter.

All-in cost decreased by 9% to US$996/oz in the December quarter from US$1,099/oz in the September quarter due to lower cost of sales before amortisation and depreciation and lower capital expenditure.

Capital expenditure decreased by 8% to US$38.2m in the December quarter from US$41.5m in the September quarter.

Damang

		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	2,204	2,265	(3)%
Waste (Capital)	000 tonnes	—	—	—%
Waste (Operational)	000 tonnes	5,254	5,609	(6)%
Total waste mined	000 tonnes	5,254	5,609	(6)%
Total tonnes mined	000 tonnes	7,458	7,874	(5)%
Strip ratio	waste/ore	2.4	2.5	(4)%
Grade mined	g/t	1.81	1.57	15%
Gold mined	000'oz	128.0	114.6	12%
Tonnes milled	000 tonnes	1,205	1,167	3%
Yield	g/t	1.89	1.65	15%
Gold produced	000'oz	73.3	61.9	19%
Gold sold	000'oz	73.3	61.9	19%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	824	710	16%
AIC	US$/oz	824	732	13%
Sustaining capital expenditure	US$m	4.9	5.3	(7)%
Non-sustaining expenditure	US$m	—	1.4	(100)%
Total capital expenditure	US$m	4.9	6.6	(26)%

Gold production increased by 19% to 73,300oz in the December quarter from 61,900oz in the September quarter mainly due to higher yield and mill throughput. Yield increased by 15% to 1.89g/t in the December quarter from 1.65g/t in the September quarter due to higher grades mined from Damang Pit Cutback (DPCB), as mining progressed into the main ore body. The ore mined from DPCB was predominantly within the highly mineralised lithologies after mining transitioned through the bulk of the remaining Huni Sandstone during the quarter.

Total tonnes mined decreased by 5% to 7.5Mt in the December quarter from 7.9Mt in the September quarter in line with the plan. Ore tonnes mined also decreased by 3% to 2.2Mt in the December quarter from 2.3Mt in the September quarter.

Ore tonnes mined remained higher than tonnes processed. This is in line with the mining sequence as per the Damang reinvestment project (DRP) whereby more ore tons are mined during the current stage to ensure enough ore is available for a consistent plant feed at approximately 4.5Mt per annum going forward as mining progresses deeper into the pit and physical space at the bottom of the pit becomes confined.

Gold mined increased by 12% to 128.0koz in the December quarter from 114.6koz in the September quarter due to higher grade mined in the exposed ore areas.

Mined grade increased by 15% to 1.81g/t in the December quarter from 1.57g/t in the September quarter due to mining in the main orebody at DPCB.

The December quarter gold mined of 128koz is on the back of 2.2Mt mined at a grade of 1.81g/t. Given the plant capacity constraint and timing of mining, only 1.2Mt was fed to the plant. Medium and lower grades of ore were stockpiled while prioritising the highest grade ore through the plant.

All-in cost increased by 13% to US$824/oz in the December quarter from US$732/oz in the September quarter mainly due to higher cost of sales before amortisation and depreciation resulting from a lower gold in process credit of US$21m in the December quarter compared to US$41m in the September quarter. This increase was partially offset by higher gold sold and lower capital expenditure.

Sustaining capital expenditure decreased by 7% to US$4.9m in the December quarter from US$5.3m in the September quarter due to timing of expenditure. Non-sustaining capital expenditure decreased by 100% to nil in the December quarter from US$1.4m in the September quarter due to timing of expenditure as the Far East Tailings Storage Facility (FETSF) was completed ahead of schedule.

Asanko (Equity accounted Joint Venture)

		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	1,964	958	105%
Waste (Capital)	000 tonnes	1,175	3,161	(63)%
Waste (Operational)	000 tonnes	10,597	8,160	30%
Total waste mined	000 tonnes	11,772	11,321	4%
Total tonnes mined	000 tonnes	13,736	12,279	12%
Strip ratio	waste/ore	6.0	11.8	(49)%
Grade mined	g/t	1.42	1.35	5%
Gold mined	000'oz	89.4	41.6	115%
Tonnes milled	000 tonnes	1,438	1,467	(2)%
Yield	g/t	1.42	1.04	37%
Gold produced	000'oz	65.6	49.0	34%
Gold sold	000'oz	60.7	53.9	12%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	1,174	1,488	(21)%
AIC	US$/oz	1,418	1,760	(19)%
Sustaining capital expenditure	US$m	9.7	7.0	40%
Non-sustaining expenditure	US$m	12.5	12.1	4%
Total capital expenditure	US$m	22.2	19.1	17%

All figures in table on a 100% basis.

Gold production increased by 34% to 65,600oz (100% basis) in the December quarter from 49,000oz (100% basis) in the September quarter mainly due to higher yield. Yield increased by 37% to 1.42g/t in the December quarter from 1.04g/t in the September quarter.

Total tonnes mined increased by 12% to 13.7Mt in the December quarter from 12.3Mt in the September quarter on the back of improved contractor equipment performance. Ore tonnes mined increased by 105% to 2Mt in the December quarter from 1Mt in the September quarter as more ore was exposed and mined from Esaase main and Akwasiso pits.

Waste tonnes mined increased by 4% to 11.8Mt in the December quarter from 11.3Mt in the September quarter. This was in line with sustained waste stripping for exposure of ore source.

All-in cost decreased by 19% to US$1,418/oz in the December quarter from US$1,760/oz in the September quarter due to higher ounces sold and lower cost of sales before amortisation and depreciation, partially offset by higher capital expenditure.

Sustaining capital expenditure increased by 40% to US$9.7m in the December quarter from US$7.0m in the September quarter mainly due to timing of expenditure on the TSF raise. Non-sustaining capital expenditure increased by 4% to US$12.5m in the December quarter from US$12.1m in the September quarter due to timing of expenditure on the Tetrem re-allocation project (Tetrem RAP).

South America region

Peru

Cerro Corona

		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	1,343	1,700	(21)%
Waste mined	000 tonnes	3,975	2,645	50%
Total tonnes mined	000 tonnes	5,319	4,345	22%
Grade mined – gold	g/t	0.96	0.87	11%
Grade mined – copper	per cent	0.47	0.40	17%
Gold mined	000'oz	41.5	47.5	(13)%
Copper mined	000 tonnes	6,265	6,799	(8)%
Tonnes milled	000 tonnes	1,680	1,751	(4)%
Gold recovery	per cent	59.1	67.1	(12)%
Copper recovery	per cent	87.2	87.2	—%
Yield – Gold	g/t	0.48	0.56	(13)%
– Copper	per cent	0.37	0.36	3%
– Combined	eq g/t	0.89	0.90	(1)%
Gold produced	000'oz	25.0	30.1	(17)%
Copper produced	tonnes	5,895	5,973	(1)%
Total equivalent gold produced	000' eq oz	47.9	50.5	(5)%
Total equivalent gold sold	000' eq oz	51.9	40.6	28%
AISC – revised interpretation guidance (WGC November 2018)	US$/oz	513	271	90%
AISC	US$/ eq oz	1,220	953	28%
AIC	US$/oz	834	594	40%
AIC	US$/ eq oz	1,392	1,146	21%
Sustaining capital expenditure	US$m	9.6	5.2	85%
Non-sustaining expenditure	US$m	8.4	7.4	13%
Total capital expenditure	US$m	18.0	12.6	43%

Gold equivalent gold production decreased by 5% to 47,900oz in the December quarter from 50,500oz in the September quarter due to lower tonnes processed and lower gold recovery as a result of higher arsenic content.

A waste recovery plan commenced in the December quarter, which included the development of the 5th mining front by increasing the mining fleet (1 excavator and 8 trucks). However, irrespective of the fact that total tonnes mined increased by 22% to 5.3Mt in the December quarter from 4.3Mt in the September quarter, it was not possible to achieve the recovery plan due to the COVID-19 2nd wave and the abnormally high impact of the rainy season. The objective of the waste recovery plan is to mitigate part of the COVID-19 impacts during 2020 and recover part of the 9Mt delayed tonnes. The recovery will take place over the next 3 years, at a rate of 3Mtn per year of accelerated stripping and low grade stockpile build-up.

Gold yield decreased by 13% to 0.48g/t in the December quarter from 0.56g/t in the September quarter although gold grade mined was higher by 11%. The decrease was mainly due to a decrease in gold recovery of 12% due to the high arsenic content and the processing of about 0.4Mt of low grade stockpiles The copper yield increased by 3% to 0.37% in the December quarter from 0.36% in the September quarter on the back of an increase in copper head grade processed at a similar recovery.

All-in cost per gold ounce increased by 40% to US$834/oz in the December quarter from US$594/oz in the September quarter driven by higher operating expenses due to higher tonnes mined, negative impact of inventory, drawdown of low grade ore and higher capital expenditure driven by accelerated construction of waste storage facilities and infrastructure relocation as part of the 2030 LoM plan, partially offset by higher gold ounces sold. All-in cost per equivalent ounce increased by 21% to US$1,392 per equivalent ounce in the December quarter from US$1,146 per equivalent ounce in the September quarter due to the same reasons above.

Chile

Salares Norte

Gold Fields spent US$65m at Salares Norte during Q4 2020 comprising US$55m in capital expenditure, US$8m on exploration and US$2m investment in working capital. Construction progressed 6.8% during the quarter vs. plan of 5.0%, while total project progress was also ahead of plan at 7.6% (plan: 6.3%). Detailed engineering progressed 11.9% during the quarter against plan of 7.0%, contributing to project engineering being 97.2% complete at 31 December (plan: 90.0%).

Camp Phase II construction remained three months ahead of schedule throughout the course of Q4 and an additional dormitory was built to accommodate COVID-19 distancing protocols. Diversion channel earthworks and precast installation were completed during the quarter, while the mine pioneering works and equipment mobilisation progressed as planned and positioned the team to begin pre stripping activities in January 2021. Mass earthworks construction began in earnest during Q4 2020 with the contractor focusing their efforts on the plant and truck shop areas.

During Q4 2020, Gold Fields spent US$8.4m on district exploration and drilled a total of 2,815 metres.

Australia region

St Ives

Underground		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	**428**	467	(8)%
Waste mined	000 tonnes	**167**	161	4%
Total tonnes mined	000 tonnes	**596**	628	(5)%
Grade mined	g/t	**5.15**	5.64	(9)%
Gold mined	000'oz	**70.9**	84.7	(16)%
Surface				
Ore mined	000 tonnes	**446**	461	(3)%
Surface waste (Capital)	000 tonnes	**883**	11	7952%
Surface waste (Operational)	000 tonnes	**751**	1,628	(54)%
Total waste mined	000 tonnes	**1,634**	1,639	—%
Total tonnes mined	000 tonnes	**2,080**	2,100	(1)%
Grade mined	g/t	**2.74**	1.76	56%
Gold mined	000'oz	**39.2**	26.1	51%
Strip ratio	waste/ore	**3.7**	3.6	3%
Total (Underground and Surface)				
Total ore mined	000 tonnes	**874**	929	(6)%
Total grade mined	g/t	**3.92**	3.71	6%
Total tonnes mined	000 tonnes	**2,676**	2,728	(2)%
Total gold mined	000'oz	**110.1**	110.8	(1)%
Tonnes milled	000 tonnes	**1,180**	1,122	5%
Yield – underground	g/t	**4.26**	4.18	2%
Yield – surface	g/t	**1.64**	1.24	32%
Yield – combined	g/t	**2.80**	2.51	12%
Gold produced	000'oz	**106.4**	90.5	18%
Gold sold	000'oz	**109.8**	86.9	26%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,123**	1,071	5%
	US$/oz	**816**	785	4%
AIC	A$/oz	**1,160**	1,149	1%
	US$/oz	**843**	839	1%
Sustaining capital expenditure	A$m	**23.7**	15.0	58%
	US$m	**17.2**	11.2	54%
Non-sustaining capital expenditure	A$m	**4.1**	6.7	(39)%
	US$m	**3.0**	4.7	(36)%
Total capital expenditure	A$m	**27.8**	21.7	28%
	US$m	**20.2**	15.8	28%

Gold production increased by 18% to 106,400oz in the December quarter from 90,500oz in the September quarter due to increased total tonnes processed and increased grade of open pit ore mined.

Grade mined from the underground mines decreased by 9% to 5.15g/t in the December quarter from 5.64g/t in the September quarter due to reduced volumes from the high-grade areas of the Hamlet North mine.

Capital waste tonnes mined in the open pits increased to 883,000t in the December quarter from 11,000t in the September quarter, with pre-strip activities at Neptune stage 7 pit commencing during the December quarter. Operational waste tonnes decreased by 54% to 0.75Mt in the December quarter from 1.6Mt in the September quarter with emphasis on pre-strip activities at Neptune stage 7 pit.

Surface mined grade increased by 56% to 2.74g/t in the December quarter from 1.76g/t in the September quarter with high grade ore sourced from Neptune stage 6 pit.

All-in cost increased by 1% to A$1,160/oz (US$843/oz) in the December quarter from A$1,149/oz (US$839/oz) in the September quarter due to increased capital expenditure and higher cost of sales before amortisation and depreciation, partially offset by increased gold sold.

Capital expenditure increased by 28% to A$28m (US$20m) in the December quarter from A$22m (US$16m) in the September quarter following the commencement of Neptune stage 7 pre-strip activities during the December quarter. Non-sustaining capital expenditure decreased by 39% to A$4m (US$3m) in the December quarter from A$7m (US$5m) in the September quarter due to decreased near mine exploration drilling in the December quarter.

Agnew

		Dec 2020	Sept 2020	% Variance
Underground ore mined	000 tonnes	**296**	297	—%
Underground waste mined	000 tonnes	**170**	184	(7)%
Total tonnes mined	000 tonnes	**466**	480	(3)%
Grade mined – underground	g/t	**6.89**	6.39	8%
Gold mined	000'oz	**65.5**	61.0	7%
Tonnes milled	000 tonnes	**324**	334	(3)%
Yield	g/t	**6.26**	5.78	8%
Gold produced	000'oz	**65.3**	62.1	5%
Gold sold	000'oz	**69.6**	58.4	19%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	**1,226**	1,448	(15)%
	US$/oz	**893**	1,039	(14)%
AIC	A$/oz	**1,244**	1,513	(18)%
	US$/oz	**907**	1,085	(16)%
Sustaining capital expenditure	A$m	**13.2**	16.8	(21)%
	US$m	**9.7**	12.0	(19)%
Non-sustaining capital expenditure	A$m	**1.2**	3.8	(67)%
	US$m	**1.0**	2.7	(63)%
Total capital expenditure	A$m	**14.4**	20.6	(30)%
	US$m	**10.7**	14.7	(27)%

Gold production increased by 5% to 65,300oz in the December quarter from 62,100oz in the September quarter due to an increase in grade of ore mined and processed.

Mined grade increased by 8% to 6.89g/t in the December quarter from 6.39g/t in the September quarter, with mining of the higher grade Waroonga North lower and Kath areas continuing, together with improved grades achieved from the New Holland Sheba area.

All-in cost decreased by 18% to A$1,244/oz (US$907/oz) in the December quarter from A$1,513/oz (US$1,085/oz) in the September quarter due to increased gold sold and lower capital expenditure, partially offset by increased cost of sales before amortisation and depreciation.

Capital expenditure decreased by 30% to A$14m (US$11m) in the December quarter from A$21m (US$15m) in the September quarter with decreased capital development in the Sheba and Kath areas, and decreased exploration drilling.

Granny Smith

		Dec 2020	Sept 2020	% Variance
Underground ore mined	000 tonnes	424	405	5%
Underground waste mined	000 tonnes	165	180	(9)%
Total tonnes mined	000 tonnes	589	586	1%
Grade mined – underground	g/t	5.28	5.63	(6)%
Gold mined	000'oz	72.0	73.3	(2)%
Tonnes milled	000 tonnes	417	425	(2)%
Yield	g/t	4.96	5.06	(2)%
Gold produced	000'oz	66.4	69.1	(4)%
Gold sold	000'oz	68.8	62.5	10%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,413	1,342	5%
	US$/oz	1,023	965	6%
AIC	A$/oz	1,463	1,451	1%
	US$/oz	1,062	1,044	2%
Sustaining capital expenditure	A$m	18.9	18.4	3%
	US$m	13.7	13.0	5%
Non-sustaining capital expenditure	A$m	3.4	6.8	(49)%
	US$m	2.7	4.9	(46)%
Total capital expenditure	A$m	22.3	25.1	(11)%
	US$m	16.3	18.0	(9)%

Gold production decreased by 4% to 66,400oz in the December quarter from 69,100oz in the September quarter due to decreased grades mined and processed.

Grade mined decreased by 6% to 5.28g/t in the December quarter from 5.63g/t in the September quarter with lower grade stopes mined during the quarter, in line with the mining sequence. In addition, high grade development ore was mined in the September quarter.

All-in cost increased by 1% to A$1,463/oz (US$1,062/oz) in the December quarter from A$1,451/oz (US$1,044/oz) in the September quarter due to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure and an increase in gold sold.

Capital expenditure decreased by 11% to A$22m (US$16m) in the December quarter from A$25m (US$18m) in the September quarter. Non-sustaining capital expenditure decreased by 49% to A$3m (US$3m) in the December quarter from A$7m (US$5m) September quarter due to decreased non sustaining exploration drilling in the December quarter.

Gruyere

		Dec 2020	Sept 2020	% Variance
Ore mined	000 tonnes	2,268	1,858	22%
Waste (Capital)	000 tonnes	5,656	5,140	10%
Waste (Operational)	000 tonnes	407	548	(26)%
Total waste mined	000 tonnes	6,063	5,688	7%
Total tonnes mined	000 tonnes	8,331	7,546	10%
Grade mined	g/t	1.18	1.03	15%
Gold mined	000'oz	86.4	61.4	41%
Strip ratio	waste/ore	2.7	3.1	
Tonnes milled	000 tonnes	2,106	1,889	12%
Yield	g/t	1.05	0.92	14%
Gold produced	000'oz	70.8	55.9	27%
Gold sold	000'oz	69.2	56.8	22%
AISC – revised interpretation guidance (WGC November 2018)	A$/oz	1,324	1,505	(12)%
	US$/oz	960	1,076	(11)%
AIC	A$/oz	1,340	1,518	(12)%
	US$/oz	971	1,085	(11)%
Sustaining capital expenditure – 50% basis	A$m	11.7	12.7	(8)%
	US$m	8.4	8.9	(5)%
Non-sustaining capital expenditure – 50% basis	A$m	0.6	0.3	59%
	US$m	0.4	0.3	57%
Total capital expenditure – 50% basis	A$m	12.3	13.1	(6)%
	US$m	8.8	9.2	(3)%

Mine physicals in table on a 100% basis.

Gold production increased by 27% to 70,800oz in the December quarter from 55,900oz in the September quarter due to increased grade of ore mined and processed, as well as increased ore processed.

Mining activity increased during the quarter, following a build-up of contractor mobile equipment on site during the September quarter with mining operations moving into Stages 2 and 3.

Ore tonnes mined increased by 22% to 2.27Mt in the December quarter from 1.86Mt in the September quarter with the bulk of ore from Stage 1 of the pit.

Capital waste mined increased by 10% to 5.66Mt in the December quarter from 5.14Mt in the September quarter with pre-strip activities at Stages 2 and 3 of the pit continuing.

Operational waste mined decreased by 26% to 0.41Mt in the December quarter from 0.55Mt in the September quarter due to the lower strip ratio of Stage 1 of the pit.

Yield increased by 14% to 1.05g/t in the December quarter from 0.92g/t in the September quarter following the increased grade of ore mined from Stage 1 of the pit.

Tonnes processed increased by 12% to 2.11Mt in the December quarter from 1.89Mt in the September quarter with increased availability at the processing plant following an extended planned shutdown and a ball mill bearing failure in the September quarter.

All-in cost decreased by 12% to A$1,340/oz (US$971/oz) in the December quarter from A$1,518/oz (US$1,085/oz) in the September quarter due to higher gold sold and lower capital expenditure, partially offset by higher cost of sale before amortisation and depreciation.

Capital expenditure (on a 50% basis) decreased by 6% to A$12m (US$9m) in the December quarter from A$13m (US$9m) in the September quarter with a reduction in costs associated with the first tailings facility lift which is now complete.

SALIENT FEATURES AND COST BENCHMARKS

				United States Dollars				
	Total Mine operations including equity accounted Joint Venture	Total Mine operations excluding equity accounted Joint Venture	South African Region	West Africa Region				South America Region
					Ghana			Peru
Figures are in millions unless otherwise stated			South Deep	Total	Tarkwa	Damang	Asanko 45%[#]	Cerro Corona
Operating results								
Ore milled/treated (000 tonnes) — **Dec 2020**	**10,700**	**10,053**	**741**	**5,304**	**3,452**	**1,205**	**647**	**1,680**
Sept 2020	10,433	9,773	563	5,295	3,468	1,167	660	1,751
Dec 2019	10,519	9,861	563	5,254	3,426	1,171	657	1,722
Yield (grams per tonne) — **Dec 2020**	**1.8**	**1.8**	**2.6**	**1.3**	**1.1**	**1.9**	**1.4**	**0.9**
Sept 2020	1.7	1.8	3.6	1.2	1.1	1.6	1.0	0.9
Dec 2019	1.8	1.8	3.8	1.2	1.1	1.2	1.4	1.3
Gold produced (000 managed equivalent ounces) — **Dec 2020**	**613.0**	**583.4**	**61.5**	**230.1**	**127.2**	**73.3**	**29.5**	**47.9**
Sept 2020	576.3	554.2	64.9	211.2	127.3	61.9	22.0	50.5
Dec 2019	607.3	577.6	69.4	197.5	120.9	46.9	29.8	70.8
Gold sold (000 managed equivalent ounces) — **Dec 2020**	**625.7**	**598.4**	**63.2**	**227.9**	**127.2**	**73.3**	**27.3**	**51.9**
Sept 2020	556.1	531.9	65.9	213.5	127.3	61.9	24.3	40.6
Dec 2019	610.9	581.2	73.5	197.5	120.9	46.9	29.7	74.8
Cost of sales before amortisation and depreciation (million) — **Dec 2020**	**(405.8)**	**(384.3)**	**(67.0)**	**(118.6)**	**(57.2)**	**(40.0)**	**(21.4)**	**(47.6)**
Sept 2020	(368.4)	(337.7)	(58.6)	(137.0)	(77.6)	(28.6)	(30.7)	(28.1)
Dec 2019	(402.2)	(377.9)	(60.7)	(148.2)	(75.6)	(48.4)	(24.2)	(42.1)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne) — **Dec 2020**	**40**	**40**	**91**	**29**	**19**	**50**	**43**	**26**
Sept 2020	41	41	102	32	21	59	42	20
Dec 2019	39	39	107	27	21	39	38	27
Sustaining capital (million) — **Dec 2020**	**(128.2)**	**(123.8)**	**(22.1)**	**(47.4)**	**(38.2)**	**(4.9)**	**(4.4)[&]**	**(9.6)**
Sept 2020	(107.9)	(104.8)	(7.7)	(49.9)	(41.5)	(5.3)	(3.1)[&]	(5.2)
Dec 2019	(88.8)	(86.7)	(7.6)	(32.1)	(30.1)	0.1	(2.1)	(16.6)
Non-sustaining capital (million) — **Dec 2020**	**(24.3)**	**(18.7)**	**(3.2)**	**(5.6)**	**—**	**—**	**(5.6)**	**(8.4)**
Sept 2020	(28.1)	(22.7)	(1.3)	(6.8)	—	(1.4)	(5.4)	(7.4)
Dec 2019	(42.5)	(39.9)	—	(10.3)	—	(7.7)	(2.6)	(7.6)
Total capital expenditure (million) — **Dec 2020**	**(152.5)**	**(142.5)**	**(25.3)**	**(53.0)**	**(38.2)**	**(4.9)**	**(10.0)**	**(18.0)**
Sept 2020	(136.0)	(127.5)	(9.0)	(56.7)	(41.5)	(6.7)	(8.5)	(12.6)
Dec 2019	(131.3)	(126.6)	(7.6)	(42.4)	(30.1)	(7.6)	(4.7)	(24.2)
All-in sustaining costs (dollar per ounce) — **Dec 2020**	**964**	**954**	**1,443**	**962**	**996**	**824**	**1,174**	**513**
Sept 2020	956	930	1,055	1,030	1,099	710	1,488	271
Dec 2019	854	847	932	1,024	989	1,149	969	412
Total all-in cost (dollar per ounce) — **Dec 2020**	**1,007**	**988**	**1,494**	**991**	**996**	**824**	**1,418**	**834**
Sept 2020	1,011	975	1,075	1,068	1,099	732	1,760	594
Dec 2019	932	923	932	1,082	989	1,313	1,094	628

Average exchange rates were US$1 = R15.61, US$1 = R16.91 and US$1 = R14.78 for the December 2020, September 2020 and December 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.73, A$1 = US$0.72 and A$1 = US$0.68 for the December 2020, September 2020 and December 2019 quarters, respectively.
Figures may not add as they are rounded independently.
[#] Equity accounted Joint Venture.
[&] Includes Gold Fields 45% share of deferred stripping of US$3.3m and US$1.5m (100% basis US$7.3m and US$3.4m) for the December 2020 and September 2020 quarters, respectively.

SALIENT FEATURES AND COST BENCHMARKS (continued)

		United States Dollars					Australian Dollars					South African Rand
			Australia Region					Australia Region				South Africa Region
			Australia					Australia				
Figures are in millions unless otherwise stated		Total	St Ives	Agnew	Granny Smith	Gruyere 50%	Total	St Ives	Agnew	Granny Smith	Gruyere 50%	South Deep
Operating results												
Ore milled/treated (000 tonnes)	**Dec 2020**	**2,974**	**1,180**	**324**	**417**	**1,053**	**2,974**	**1,180**	**324**	**417**	**1,053**	**741**
	Sept 2020	2,825	1,122	334	425	944	2,825	1,122	334	425	944	563
	Dec 2019	2,980	1,145	338	471	1,026	2,980	1,145	338	471	1,026	563
Yield (grams per tonne)	**Dec 2020**	**2.9**	**2.8**	**6.3**	**5.0**	**1.0**	**2.9**	**2.8**	**6.3**	**5.0**	**1.0**	**2.6**
	Sept 2020	2.7	2.5	5.8	5.1	0.9	2.7	2.5	5.8	5.1	0.9	3.6
	Dec 2019	2.8	2.9	5.1	4.7	1.1	2.8	2.9	5.1	4.7	1.1	3.8
Gold produced (000 managed equivalent ounces)	**Dec 2020**	**273.4**	**106.4**	**65.3**	**66.4**	**35.4**	**273.4**	**106.4**	**65.3**	**66.4**	**35.4**	**1,914**
	Sept 2020	249.6	90.5	62.1	69.1	28.0	249.6	90.5	62.1	69.1	28.0	2,019
	Dec 2019	269.6	107.8	55.7	71.1	35.0	269.6	107.8	55.7	71.1	35.0	2,159
Gold sold (000 managed equivalent ounces)	**Dec 2020**	**282.8**	**109.8**	**69.6**	**68.8**	**34.6**	**282.8**	**109.8**	**69.6**	**68.8**	**34.6**	**1,965**
	Sept 2020	236.2	86.9	58.4	62.5	28.4	236.2	86.9	58.4	62.5	28.4	2,049
	Dec 2019	265.2	101.9	58.4	71.1	33.7	265.2	101.9	58.4	71.1	33.7	2,286
Cost of sales before amortisation and depreciation (million)	**Dec 2020**	**(172.6)**	**(62.3)**	**(43.2)**	**(47.3)**	**(19.9)**	**(237.6)**	**(85.6)**	**(59.3)**	**(65.3)**	**(27.3)**	**(1,055.4)**
	Sept 2020	(144.7)	(48.2)	(40.5)	(38.7)	(17.3)	(199.6)	(65.7)	(56.3)	(53.6)	(23.9)	(990.1)
	Dec 2019	(151.2)	(53.1)	(44.2)	(40.2)	(13.7)	(221.0)	(77.9)	(64.6)	(58.8)	(19.7)	(897.3)
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne)	**Dec 2020**	**55**	**49**	**123**	**111**	**18**	**75**	**67**	**168**	**152**	**25**	**1,429**
	Sept 2020	59	60	115	101	19	83	85	159	141	27	1,726
	Dec 2019	55	54	124	83	19	80	79	182	122	27	1,581
Sustaining capital (million)	**Dec 2020**	**(49.1)**	**(17.2)**	**(9.7)**	**(13.7)**	**(8.4)**	**(67.6)**	**(23.7)**	**(13.2)**	**(18.9)**	**(11.7)**	**(357.1)**
	Sept 2020	(45.1)	(11.2)	(12.0)	(13.0)	(8.9)	(62.9)	(15.0)	(16.8)	(18.4)	(12.7)	(130.6)
	Dec 2019	(32.6)	(12.1)	(5.9)	(9.3)	(5.2)	(47.5)	(17.7)	(8.8)	(13.6)	(7.5)	(112.1)
Non-sustaining capital (million)	**Dec 2020**	**(7.1)**	**(3.0)**	**(1.0)**	**(2.7)**	**(0.4)**	**(9.3)**	**(4.1)**	**(1.2)**	**(3.4)**	**(0.6)**	**(52.3)**
	Sept 2020	(12.6)	(4.7)	(2.7)	(4.9)	(0.3)	(17.7)	(6.7)	(3.8)	(6.8)	(0.3)	(22.3)
	Dec 2019	(24.6)	(11.7)	(0.2)	(12.7)	—	(36.4)	(17.2)	(0.7)	(18.5)	—	—
Total capital expenditure (million)	**Dec 2020**	**(56.2)**	**(20.2)**	**(10.7)**	**(16.4)**	**(8.8)**	**(76.9)**	**(27.8)**	**(14.4)**	**(22.3)**	**(12.3)**	**(409.4)**
	Sept 2020	(57.7)	(15.9)	(14.7)	(17.9)	(9.2)	(80.6)	(21.7)	(20.6)	(25.2)	(13.0)	(152.9)
	Dec 2019	(57.2)	(23.8)	(6.1)	(22.0)	(5.2)	(83.9)	(34.9)	(9.5)	(32.1)	(7.5)	(112.1)
All-in sustaining costs (dollar per ounce)	**Dec 2020**	**903**	**816**	**893**	**1,023**	**960**	**1,243**	**1,123**	**1,226**	**1,413**	**1,324**	**734,814**
	Sept 2020	931	785	1,039	965	1,076	1,288	1,071	1,448	1,342	1,505	572,447
	Dec 2019	775	702	939	787	683	1,131	1,028	1,374	1,150	983	443,563
Total all-in cost (dollar per ounce)	**Dec 2020**	**928**	**843**	**907**	**1,062**	**971**	**1,276**	**1,160**	**1,244**	**1,463**	**1,340**	**761,455**
	Sept 2020	984	839	1,085	1,044	1,085	1,363	1,149	1,513	1,451	1,518	583,344
	Dec 2019	868	817	943	966	684	1,269	1,197	1,385	1,411	983	443,563

Average exchange rates were US$1 = R15.61, US$1 = R16.91 and US$1 = R14.78 for the December 2020, September 2020 and December 2019 quarters, respectively.
The Australian/US Dollar exchange rates were A$1 = US$0.73, A$1 = US$0.72 and A$1 = US$0.68 for the December 2020, September 2020 and December 2019 quarters, respectively.
Figures may not add as they are rounded independently.

UNDERGROUND AND SURFACE

Imperial ounces with metric tonnes and grade		Total Mine operations including equity accounted Joint Venture	South Africa Region — South Deep	West Africa Region — Ghana Total	Tarkwa	Damang	Asanko 45%	South America Region — Peru Cerro Corona	Australia Region — Australia Total	St Ives	Agnew	Granny Smith	Gruyere 50%
Tonnes mined (000 tonnes)* – underground ore	Dec 2020	1,452	304	—	—	—	—	—	1,148	428	296	424	—
	Sept 2020	1,511	341	—	—	—	—	—	1,169	467	297	405	—
	Dec 2019	1,452	302	—	—	—	—	—	1,150	380	333	437	—
– underground waste	Dec 2020	547	45	—	—	—	—	—	502	167	170	165	—
	Sept 2020	550	25	—	—	—	—	—	525	161	184	180	—
	Dec 2019	528	14	—	—	—	—	—	514	237	118	158	—
– surface ore	Dec 2020	8,933	—	6,010	2,922	2,204	884	1,343	1,580	446	—	—	1,134
	Sept 2020	8,399	—	5,309	2,613	2,265	431	1,700	1,390	461	—	—	929
	Dec 2019	9,253	—	4,966	3,351	983	633	2,273	2,014	919	—	—	1,095
– total	Dec 2020	10,932	349	6,010	2,922	2,204	884	1,343	3,231	1,041	466	589	1,134
	Sept 2020	10,460	366	5,309	2,613	2,265	431	1,700	3,085	1,090	480	586	929
	Dec 2019	11,233	317	4,966	3,351	983	633	2,273	3,677	1,536	451	595	1,095
Grade mined (grams per tonne) – underground ore	Dec 2020	5.8	6.3	—	—	—	—	—	5.6	5.1	6.9	5.3	—
	Sept 2020	5.9	6.4	—	—	—	—	—	5.8	5.6	6.4	5.6	—
	Dec 2019	5.3	6.5	—	—	—	—	—	5.0	4.3	5.7	5.2	—
– surface ore	Dec 2020	1.5	—	1.6	1.5	1.8	1.4	1.0	1.6	2.7	—	—	1.2
	Sept 2020	1.3	—	1.5	1.4	1.6	1.4	0.9	1.3	1.8	—	—	1.0
	Dec 2019	1.3	—	1.3	1.2	1.6	1.6	1.0	1.5	2.1	—	—	0.9
– total	Dec 2020	2.0	5.5	1.6	1.5	1.8	1.4	1.0	3.3	3.9	6.9	5.3	1.2
	Sept 2020	2.0	5.9	1.5	1.4	1.6	1.4	0.9	3.4	3.7	6.4	5.6	1.0
	Dec 2019	1.7	6.2	1.3	1.2	1.6	1.6	1.0	2.8	2.8	5.7	5.2	0.9
Gold mined (000 ounces)* – underground ore	Dec 2020	269.9	61.6	—	—	—	—	—	208.4	70.9	65.5	72.0	—
	Sept 2020	288.9	69.9	—	—	—	—	—	219.0	84.7	61.0	73.3	—
	Dec 2019	249.6	63.6	—	—	—	—	—	186.0	52.8	60.9	72.4	—
– surface ore	Dec 2020	436.7	—	312.8	144.6	128.0	40.2	41.5	82.4	39.2	—	—	43.2
	Sept 2020	355.3	—	251.0	117.7	114.6	18.7	47.5	56.8	26.1	—	—	30.7
	Dec 2019	381.3	—	213.4	130.5	49.7	33.2	72.6	95.3	62.8	—	—	32.5
– total	Dec 2020	706.6	61.6	312.8	144.6	128.0	40.2	41.5	290.8	110.1	65.5	72.0	43.2
	Sept 2020	644.2	69.9	251.0	117.7	114.6	18.7	47.5	275.8	110.8	61.0	73.3	30.7
	Dec 2019	630.9	63.6	213.4	130.5	49.7	33.2	72.6	281.3	115.6	60.9	72.4	32.5
Ore milled/treated (000 tonnes) – underground ore	Dec 2020	1,588	324	—	—	—	—	—	1,264	523	324	417	—
	Sept 2020	1,571	329	—	—	—	—	—	1,242	483	334	425	—
	Dec 2019	1,545	342	—	—	—	—	—	1,203	393	338	471	—
– underground waste	Dec 2020	37	37	—	—	—	—	—	—	—	—	—	—
	Sept 2020	6	6	—	—	—	—	—	—	—	—	—	—
	Dec 2019	2	2	—	—	—	—	—	—	—	—	—	—
– surface ore	Dec 2020	9,074	380	5,304	3,452	1,205	647	1,680	1,710	657	—	—	1,053
	Sept 2020	8,856	228	5,295	3,468	1,167	660	1,751	1,583	639	—	—	944
	Dec 2019	8,972	219	5,254	3,426	1,171	657	1,722	1,777	752				1,026
– total	Dec 2020	10,700	741	5,304	3,452	1,205	647	1,680	2,974	1,180	324	417	1,053
	Sept 2020	10,433	563	5,295	3,468	1,167	660	1,751	2,825	1,122	334	425	944
	Dec 2019	10,519	563	5,254	3,426	1,171	657	1,722	2,980	1,145	338	471	1,026
Yield (Grams per tonne) – underground ore	Dec 2020	5.2	5.8	—	—	—	—	—	5.0	4.3	6.3	5.0	—
	Sept 2020	5.2	6.1	—	—	—	—	—	4.9	4.2	5.8	5.1	—
	Dec 2019	5.0	6.2	—	—	—	—	—	4.6	4.1	5.1	4.7	—
– surface ore	Dec 2020	1.2	0.1	1.3	1.1	1.9	1.4	0.9	1.3	1.6	—	—	1.0
	Sept 2020	1.1	0.1	1.2	1.1	1.6	1.0	0.9	1.1	1.2	—	—	0.9
	Dec 2019	1.2	0.1	1.2	1.1	1.2	1.4	1.3	1.6	2.3	—	—	1.1
– combined	Dec 2020	1.8	2.6	1.3	1.1	1.9	1.4	0.9	2.9	2.8	6.3	5.0	1.0
	Sept 2020	1.7	3.6	1.2	1.1	1.6	1.0	0.9	2.7	2.5	5.8	5.1	0.9
	Dec 2019	1.8	3.8	1.2	1.1	1.2	1.4	1.3	2.8	2.9	5.1	4.7	1.1
Gold produced (000 ounces)* – underground ore	Dec 2020	263.3	60.0	—	—	—	—	—	203.3	71.6	65.3	66.4	—
	Sept 2020	260.4	64.3	—	—	—	—	—	196.1	64.9	62.1	69.1	—
	Dec 2019	247.3	68.7	—	—	—	—	—	178.6	51.8	55.7	71.1	—
– surface ore	Dec 2020	349.7	1.6	230.1	127.2	73.3	29.5	47.9	70.1	34.7	—	—	35.4
	Sept 2020	315.9	0.6	211.2	127.3	61.9	22.0	50.5	53.5	25.5	—	—	28.0
	Dec 2019	360.0	0.7	197.5	120.9	46.9	29.8	70.8	91.1	56.1	—	—	35.0
– total	Dec 2020	613.0	61.5	230.1	127.2	73.3	29.5	47.9	273.4	106.4	65.3	66.4	35.4
	Sept 2020	576.3	64.9	211.2	127.3	61.9	22.0	50.5	249.6	90.5	62.1	69.1	28.0
	Dec 2019	607.3	69.4	197.5	120.9	46.9	29.8	70.8	269.6	107.8	55.7	71.1	35.0
Cost of sales before gold inventory change and amortisation and depreciation (dollar per tonne) – underground	Dec 2020	115	166	—	—	—	—	—	101	79	123	111	—
	Sept 2020	114	168	—	—	—	—	—	100	88	115	101	—
	Dec 2019	113	174	—	—	—	—	—	96	86	124	83	—
– surface	Dec 2020	27	19	30	19	50	43	26	21	25	—	—	18
	Sept 2020	28	6	32	21	59	42	20	28	39	—	—	19
	Dec 2019	26	2	27	21	39	38	27	27	38	—	—	19
– total	Dec 2020	40	91	30	19	50	43	26	55	49	123	111	18
	Sept 2020	41	102	32	21	59	42	20	59	60	115	101	19
	Dec 2019	39	107	27	21	39	38	27	55	54	124	83	19

* Excludes surface material at South Deep.

CERTAIN FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 (the Securities Act) and Section 21E of the U.S. Securities Exchange Act of 1934 (the Exchange Act) with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues, income and production and operational guidance of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- changes in the market price of gold, and to a lesser extent copper and silver;
- material changes in the value of Rand and non-U.S. dollar currencies;
- difficulties, operational delays, cost pressures and impact from labour relations following its restructuring at the South Deep operation in South Africa;
- the ability of the Group to comply with requirements that it provide benefits to affected communities;
- the effect of relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- court decisions affecting the South African mining industry, including, without limitation, regarding the interpretation of mineral rights legislation and the treatment of health and safety claims;
- the challenges associated with replacing annual mineral reserve and resource depletion as well as growing its reserve and resource base to extend the life of operations;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions or joint ventures;
- the success of the Group's business strategy, development activities and other initiatives, particularly at Damang and the Salares Norte project;
- changes in technical and economic assumptions underlying Gold Fields' mineral reserve estimates;
- supply chain shortages and increases in the prices of production imports;
- changes in health and safety regulations that could lead to claims or liability for regulatory breaches;
- the occurrence of operational disruptions such as stoppages related to environmental and industrial accidents and pollution incidents;
- loss of senior management or inability to hire or retain sufficiently skilled employees or sufficient representation among Historically Disadvantaged Persons in management positions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- regulation of greenhouse gas emissions and climate change;
- high debt levels posing a risk to viability and making the Group more vulnerable to adverse economic and competitive conditions;
- the ability of the Group to protect its information technology and communication systems and the personal data it retains as well as the failure of such systems;
- the ability to obtain, renew and comply with, water use licences and water quality discharge standards;
- the occurrence of future acid mine drainage related pollution;
- geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits;
- economic, political or social instability in the countries where Gold Fields operates;
- downgrades in the credit rating of South Africa and its impact on Gold Fields' ability to secure financing;
- reliance on outside contractors to conduct some of its operations;
- ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents;
- the inability to modernise operations and remain competitive within the mining industry;
- the effects of regional re-watering at South Deep;
- the effects of a failure of a dam at a tailings facility and the closure of adjacent mines;
- actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at Gold Fields' operations that leads to censure, penalties or negative reputational impacts;
- the occurrence of labour disruptions and industrial actions;
- the adequacy of the Group's insurance coverage;
- financial flexibility could be limited by South African exchange control regulations;
- difficulty controlling theft of gold and copper bearing materials and illegal mining on some Gold Fields properties;
- the costs and burdens associated with tenements in Australia which are subject to native title claims, including any compensation payable to native title holders;
- the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19);
- the identification of a material weakness in disclosure and internal controls over financial reporting;
- difficulty with participating in future issues of securities, or in bringing an action against Gold Fields, for shareholders outside South Africa;
- liquidity risks in trading ordinary shares on JSE Limited;
- Gold Fields' ability to pay dividends or make similar payments to its shareholders; and
- shareholders' equity interests in Gold Fields becoming diluted upon the exercise of outstanding share options.

Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields' filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2019 and the annual report on Form 20-F for the fiscal year ended 31 December 2019. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

INDEPENDENT AUDITOR'S REVIEW REPORT ON CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the shareholders of Gold Fields Limited

We have reviewed the condensed consolidated financial statements of Gold Fields Limited, set out on pages 22 to 32 of the preliminary report, which comprise the condensed consolidated statement of financial position as at 31 December 2020 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes.

Directors' responsibility for the condensed consolidated financial statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the 'Basis of preparation' note to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical financial information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained. The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2020 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the 'Basis of preparation' note to the financial statements, and the requirements of the Companies Act of South Africa.

Other matter

Unless stated otherwise, we have not reviewed future financial performance and expectations, including guidance provided, adjusted or normalised financial information, production and sales volumes, yields, all-in sustaining costs, total all-in costs, other non-financial information, and information not required by IAS 34 Interim Financial Reporting, expressed by the directors in the accompanying condensed consolidated financial statements and accordingly do not express a conclusion thereon as part of this review.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc.
Director: PC Hough
Registered Auditor
Waterfall City

18 February 2021

ADMINISTRATION AND CORPORATE INFORMATION

Corporate Secretary
Anré Weststrate
Tel: +27 11 562 9719
Fax: +086 720 2704
email: anré.weststrate@goldfields.com

Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries
London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 (0) 20 7796 8644
email: general@corpserv.co.uk

American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon
P O Box 505000
Louisville, KY 40233 – 5000

Overnight correspondence should be sent to:
BNY Mellon
462 South 4th Street, Suite 1600
Louisville, KY40202
email: shrrelations @cpushareownerservices.com
Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor
J.P. Morgan Equities South Africa Proprietary Limited
1 Fricker Road
Illovo, Johannesburg 2196
South Africa
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN: ZAE 000018123

Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
email: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
email: thomas.mengel@goldfields.com

Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
email: sven.lunsche@goldfields.com

Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
PO Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0371 664 0300

If you are outside the United Kingdom please call (0) 371 664 0300

Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Business is open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales.
email: shareholderenquiries@linkgroup.co.uk

Website
www.goldfields.com

Listings
JSE / NYSE / GFI

CA Carolus[†] (Chair) RP Menell[†] (Deputy Chair) NJ Holland[*•] (Chief Executive Officer) PA Schmidt[•] (Chief Financial Officer) A Andani[#†]
PJ Bacchus[*†] TP Goodlace[†] C Letton[^†] P Mahanyele-Dabengwa[•] SP Reid[^†] YGH Suleman[†]
[^] Australian [*] British [#] Ghanaian
[†] Independent Director [•] Non-independent Director

Bastion

